Exhibit 99.2

EXECUTION VERSION

Multicurrency Revolving Facility Agreement

between

Endava Plc

as Company

The Companies set out herein

as Original Borrowers and Original Guarantors

Banco Bilbao Vizcaya Argentaria, S.A., London Branch

DNB (UK) Limited

Fifth Third Bank, National Association

HSBC UK Bank plc

KeyBank National Association

National Westminster Bank PLC

as Mandated Lead Arrangers and Bookrunners

Banco Bilbao Vizcaya Argentaria, S.A., London Branch

DNB (UK) Limited

Fifth Third Bank, National Association

HSBC UK Bank plc

KeyBank National Association

National Westminster Bank PLC

as Original Lenders

DNB (UK) Limited

as Sustainability Coordinator

and

National Westminster Bank PLC

as Agent

Simmons & Simmons LLP
Citypoint, 1 Ropemaker Street
London
EC2Y 9SS	T: +44 20 7628 2020
United Kingdom	F: +44 20 7628 2070

CONTENTS

1.	Definitions and Interpretation	1

2.	The Facility	37

3.	Purpose	42

4.	Conditions of Loan	42

5.	Utilisation	43

6.	Optional Currencies	45

7.	Ancillary Facilities	45

8.	Accordion Option	51

9.	Repayment	55

10.	Illegality, voluntary prepayment and cancellation	57

11.	Change of Control	58

12.	Restrictions	59

13.	Interest	60

14.	Sustainability Linked Facility	64

15.	Interest Periods	67

16.	Changes to the calculation of Interest	68

17.	Fees	70

18.	Tax Gross-up and Indemnities	71

19.	Increased Costs	83

20.	Other Indemnities	85

21.	Mitigation by the Lenders	87

22.	Costs and Expenses	87

23.	Guarantee and Indemnity	88

24.	Representations	93

25.	Information Undertakings	101

26.	Financial Covenants	105

27.	General undertakings	110

28.	Events of Default	118

29.	Changes to the Lenders	123

30.	Changes to the Obligors	129

31.	Role of the Agent, the Mandated Lead Arrangers and others	131

32.	Conduct of Business by the Finance Parties	142

33.	Sharing among the Finance Parties	142

34.	Payment mechanics	144

35.	Set-Off	148

36.	Notices	148

37.	Calculations and certificates	152

38.	Partial invalidity	152

39.	Remedies and waivers	152

40.	Amendments and waivers	152

41.	Confidential Information	157

42.	Confidentiality of Funding Rates	161

43.	Counterparts	162

44.	Contractual recognition of Bail-In	162

45.	Governing law	162

46.	Enforcement	163

47.	Patriot Act	163

48.	Dutch attorney	163

SCHEDULE 1 : THE ORIGINAL PARTIES		164

PART 1 : THE ORIGINAL OBLIGORS		164

PART 2 : THE ORIGINAL LENDERS		165

SCHEDULE 2 : CONDITIONS PRECEDENT		166

PART 1 : CONDITIONS PRECEDENT TO SIGNING OF THE AGREEMENT		166

ii

iii

THIS AGREEMENT is dated 8 February 2023 and made

BETWEEN:

(1)	ENDAVA PLC a public limited company with company number 05722669 incorporated in England and Wales having its registered office at 125 Old Broad Street, London, EC2N 1AR (the “Company”);

(2)	THE SUBSIDIARIES of the Company listed in Part 1 of Schedule 1 (The Original Parties) as original borrowers (together with Company, the “Original Borrowers”);

(3)	THE SUBSIDIARIES of the Company listed in Part 1 of Schedule 1 (The Original Parties) as original guarantors (together with the Company, the “Original Guarantors”);

(4)

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., LONDON BRANCH, DNB (UK) LIMITED, FIFTH THIRD BANK, NATIONAL ASSOCIATION, HSBC UK BANK PLC, KEYBANK NATIONAL ASSOCIATION AND NATIONAL WESTMINSTER BANK PLC as mandated lead arrangers and bookrunners (whether acting individually or together the “Mandated Lead Arrangers”);

(5)	THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 (The Original Parties) as lenders (the “Original Lenders”);

(6)	DNB (UK) LIMITED as Sustainability coordinator (the “Sustainability Coordinator”); and

(7)	NATIONAL WESTMINSTER BANK PLC as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement:

“2019 Facility” means the multicurrency revolving credit facility originally dated 12 October 2019 and made between, amongst others, the Company, Endava (UK) Limited and HSBC Bank plc as agent.

“Acceptable Bank” means:

(A)	an Original Lender or any Affiliate of an Original Lender;

(B)

a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of BBB- or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody’s Investors Service Limited or a comparable rating from an internationally recognised credit rating agency; or

(C)	any other bank or financial institution approved by the Agent.

“Accession Deed” means a document substantially in the form set out in Schedule 6 (Form of Accession Deed).

“Accordion Increase Lender” means, in relation to an increase in Commitments in accordance with Clause 8 (Accordion Option), any entity which is listed as such in the relevant Accordion Increase Proposal.

“Accordion Increase Lender Certificate” means a document substantially in the form set out in Schedule 13 (Form of Accordion Increase Lender Certificate).

“Accounting Principles” means generally accepted accounting principles in England and Wales including IFRS.

“Accounting Reference Date” means 30 June.

“Additional Borrower” means a company which becomes an Additional Borrower in accordance with Clause 30 (Changes to the Obligors).

“Additional Business Day” means any day specified as such in the applicable Reference Rate Terms.

“Additional Guarantor” means a company which becomes an Additional Guarantor in accordance with Clause 30 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company. Notwithstanding the foregoing, in relation to any member of the NatWest Group, the term “Affiliate” shall not include:

(A)	the UK government or any member or instrumentality thereof, including His Majesty’s Treasury and UK Financial Investments Limited (or any directors, officers, employees or entities thereof); or

(B)

any persons or entities controlled by or under common control with the UK government or any member or instrumentality thereof (including His Majesty’s Treasury and UK Financial Investments Limited) and which are not part of NatWest Group plc and its subsidiaries or subsidiary undertakings.

For the purposes of this definition, “NatWest Group” means NatWest Group plc and its subsidiaries and subsidiary undertakings.

“Agent’s Spot Rate of Exchange” means:

(A)	the Agent’s spot rate of exchange; or

(B)	(if the Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Agent (acting reasonably),

for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day within the Availability Period or, to the extent that such Ancillary Facility is already in place as at the date of this Agreement, the date on which the Agent notifies the Company and the Lenders that it is satisfied with the documents and evidence listed in Part 1 of Schedule 2 (Conditions Precedent).

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 7 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Clause 7 (Ancillary Facilities). The Agent and the Lenders hereby confirm that as at the date of this Agreement the Existing Ancillary Facilities are Ancillary Facilities under and for the purpose of this Agreement.

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility then in force the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility:

(A)	the principal amount under each overdraft facility and on-demand short term loan facility (net of any Available Credit Balance);

(B)	the face amount of each guarantee, bond and letter of credit under that Ancillary Facility; and

(C)	the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case as determined by such Ancillary Lender, acting reasonably in accordance with its normal banking practice and in accordance with the relevant Ancillary Document.

“Annual Financial Statements” has the meaning given to that term in Clause 25 (Information Undertakings).

“Approved Sustainability Reviewer” means PriceWaterhouseCoopers or any other independent, third party entity which is qualified to verify (and is regularly engaged in assessing) sustainability performance reporting, appointed by the Company and approved by the Agent (acting on the instructions of all Lenders (acting reasonably)), from time to time.

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the date falling 30 days prior to the Termination Date.

“Available Commitment” means a Lender’s Commitment minus (subject as set out below):

(A)	the Base Currency Amount of its participation in any outstanding Loans and the Base Currency Amount of the aggregate of its (and its Affiliates’) Ancillary Commitments; and

(B)

in relation to any proposed Loan, the Base Currency Amount of its participation in any other Loans that are due to be made on or before the proposed Utilisation Date and the Base Currency Amount of its (and its Affiliates’) Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment the following amounts shall not be deducted from that Lender’s Commitment:

(1)	that Lender’s participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(2)	that Lender’s (and its Affiliate’s) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date.

“Available Credit Balance” means, in relation to an Ancillary Facility, credit balances on any account of any Borrower of that Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that those credit balances are freely available to be set off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(A)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(B)	in relation to the United Kingdom, the UK Bail-in Legislation; and

(C)

in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Base Currency” means GBP.

“Base Currency Amount” means:

(A)

in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement); and

(B)

in relation to an Ancillary Commitment, the amount specified as such in the notice delivered to the Agent by the Company pursuant to Clause 7.2 (Availability) (or, if the amount specified is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Ancillary Commencement Date for that Ancillary Facility or, if later, the date the Agent receives the notice of the Ancillary Commitment in accordance with the terms of this Agreement), as adjusted to reflect any repayment, prepayment, consolidation or division of a Loan, or (as the case may be) cancellation or reduction of an Ancillary Facility.

“Base Margin” means the Margin applicable from time to time but for the operation of Clause 13.4 (Sustainability linked Margin adjustments).

“Baseline Performance” means the baseline performance of the Group in relation to the Key Performance Indicators as set out in the Sustainability Performance Target Notice.

“Blocking Law” means:

(A)	any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom);

(B)	section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung); or

(C)	any similar blocking or anti-boycott law in any member state of the European Union or the United Kingdom.

“Borrower” means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 30 (Changes to the Obligors) and, in respect of an Ancillary Facility only, any Affiliate of a Borrower that becomes a borrower of that Ancillary Facility with the approval of the relevant Lender pursuant to Clause 7.9 (Affiliates of Borrowers).

“Borrowings” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Break Costs” means any amount specified as such in the applicable Reference Rate Terms.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and New York and:

(A)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency;

(B)	(in relation to any date for payment or purchase of euro) which is a TARGET Day; and

(C)	(in relation to:

(1)	the fixing of an interest rate in relation to a Term Rate Loan;

(2)	any date for payment or purchase of an amount relating to a Compounded Rate Loan; or

(3)	the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan, or otherwise in relation to the determination of the length of such an Interest Period),

which is an Additional Business Day relating to that Loan or Unpaid Sum.

“Cash” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Cash Equivalent Investments” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Central Bank Rate” has the meaning given to that term in the applicable Reference Rate Terms.

“Central Bank Rate Adjustment” has the meaning given to that term in the applicable Reference Rate Terms.

“Change of Control” means any person (other than John Cotterell) or group of persons acting in concert gains direct or indirect control of the Company. For the purposes of this definition:

(A)	“control” means the holding beneficially of more than 50% of the voting rights of the issued share capital of the Company; and

(B)

“acting in concert” means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain or consolidate control of the Company.

A group of persons which would otherwise be considered to be ‘acting in concert’ will not be considered to be ‘acting in concert’ (1) if that group of persons includes John Cotterell as the largest voting shareholder amongst its number; or (2) if the relevant group of persons gained control of the Company as a result of an increase in the voting rights of John Cotterell and such increase arose as a consequence of the actions of other shareholders that did not involve any active co-operation or action of John Cotterell.

“Code” means the US Internal Revenue Code of 1986, as amended.

“Commitment” means:

(A)

in relation to an Original Lender, the amount in the Base Currency set opposite its name in Part 2 of Schedule 1 (The Original Parties) and the amount of any other Commitment transferred to it under this Agreement, assumed by it in accordance with Clause 2.3 (Increase) and/or assumed by it in accordance with Clause 8 (Accordion Option); and

(B)

in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement, assumed by it in accordance with Clause 2.3 (Increase) and/or assumed by it in accordance with Clause 8 (Accordion Option), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Commodity Exchange Act” means the US Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Company’s Auditors” means KPMG or any other firm appointed by the Company to act as its statutory auditors.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate).

“Compounded Rate Currency” means any currency which is not a Term Rate Currency.

“Compounded Rate Interest Payment” means the aggregate amount of interest that:

(A)	is, or is scheduled to become, payable under any Finance Document; and

(B)	relates to a Compounded Rate Loan.

“Compounded Rate Loan” means any Loan or, if applicable, Unpaid Sum which is not a Term Rate Loan.

“Compounded Reference Rate” means, in relation to any RFR Banking Day during the Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the Daily Non-Cumulative Compounded RFR Rate for that RFR Banking Day.

“Compounding Methodology Supplement” means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(A)	is agreed in writing by the Company, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);

(B)	specifies a calculation methodology for that rate; and

(C)	has been made available to the Company and each Finance Party.

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(A)	any member of the Group or any of its advisers; or

(B)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(1)	information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 41 (Confidential Information); or

(b)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(c)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (A) or (B) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(2)	any Funding Rate.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA “Seller Non-Disclosure Agreement” or in any other form agreed between the Company and the Agent.

“Consolidated EBITDA” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Consolidated Net Assets” means, at any time, the net assets of the Group as set out in the consolidated balance sheet contained in the most recent Annual Financial Statements delivered to the Agent from time to time.

“CTA” means the Corporation Tax Act 2009.

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 17 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Non-Cumulative Compounded RFR Rate” means, in relation to any RFR Banking Day during an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 16 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Rate” means the rate specified as such in the applicable Reference Rate Terms.

“Declassification Event” means:

(A)	a failure to deliver a Sustainability Compliance Certificate to the Agent within 15 Business Days of the latest date for delivery specified in Clause 25.3 (Sustainability Compliance Certificate);

(B)

a failure to provide any information reasonably requested by the Agent in accordance with paragraph (F) of Clause 13.4 (Sustainability linked Margin adjustments) within 15 Business Days of such request from the Agent (or such longer time period which the Company and the Agent (acting on the instructions of the Majority Lenders (acting reasonably) may agree);

(C)	the Company fails to respond to a notification from the Agent in accordance with paragraph (E) of Clause 14.3 (Material Sustainability Event) within 10 Business Days of such notification;

(D)

a failure to agree and document revised Key Performance Indicators and/or Sustainability Performance Targets following a Material Sustainability Event falling within paragraphs (A) or (B) of that defined term in accordance with paragraph (A) of Clause 14.3 (Material Sustainability Event);

(E)

a termination of, or any material amendments to the terms of, the appointment of the Approved Sustainability Reviewer without the prior written consent of the Agent (acting on the instructions of all Lenders (acting reasonably));

(F)

a failure of the Company and the Agent (acting on behalf of all Lenders) to agree an amendment following a Material Sustainability Event falling within paragraphs (C) to (E) (inclusive) of that defined term in accordance with paragraph (B) of Clause 14.3 (Material Sustainability Event); or

(G)	the Facility is declassified as a sustainability-linked loan in accordance with paragraph (C) of Clause 14.3 (Material Sustainability Event).

“Default” means an Event of Default or any event or circumstance specified in Clause 28 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(A)

which has failed to make its participation in a Loan available (or has notified the Agent or the Company (which has notified the Agent) that it will not make its participation in a Loan available) by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders’ participation);

(B)	which has otherwise rescinded or repudiated a Finance Document; or

(C)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (A) above:

(1)	its failure to pay is caused by:

(a)	administrative or technical error; or

(b)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(2)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“De-Listing” means, at any time, all or substantially all of the “Class A Ordinary” shares of the Company that are listed on the New York Stock Exchange at that time (as represented by American Depositary Shares) cease to be so listed or listed on another national exchange.

“Designated Gross Amount” means the amount notified by the Company to the Agent upon the establishment of a Multi-account Overdraft as being the maximum amount of Gross Outstandings that will, at any time, be outstanding under that Multi-account Overdraft.

“Designated Net Amount” means the amount notified by the Company to the Agent upon the establishment of a Multi-account Overdraft as being the maximum amount of Net Outstandings that will, at any time, be outstanding under that Multi-account Overdraft.

“Disruption Event” means either or both of:

(A)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(B)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(1)	from performing its payment obligations under the Finance Documents; or

(2)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dutch Obligor” means any Obligor whose Original Jurisdiction is the Netherlands.

“EBIT” has the meaning given to that term in Clause 26.1 (Financial definitions).

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Eligible Institution” means any Lender or other bank, financial institution, trust, fund or other entity selected by the Company and which is not a member of the Group.

“Environment” means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(A)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(B)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(C)	land (including, without limitation, land under water).

“Environmental Law” means any applicable law or regulation which relates to:

(A)	the pollution or protection of the Environment;

(B)	the conditions of the workplace; or

(C)

the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

“Environmental Permits” means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with an Obligor (within the meaning of Section 414(b) or (c) and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412, 430 or 431 of the Code).

“Erroneous Payment” means a payment of an amount by the Agent to another Party which was made in error.

“Establishment Date” means, in relation to any increase in accordance with Clause 8 (Accordion Option), the date on which the relevant Accordion Increase Proposal is executed by the Agent.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any event or circumstance specified as such in Clause 28 (Events of Default).

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the US Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Exit” means, at any time, a sale of all or substantially all of the assets of the Group whether in a single transaction or series of related transactions.

“Existing Ancillary Facility” means each Ancillary Facility which is listed in Schedule 14 (Existing Ancillary Facilities) and which is in existence as at the date of this Agreement.

“Existing Lender” has the meaning given to that term in Clause 29 (Changes to the Lenders).

“Extended Termination Date” means, as applicable:

(A)	the First Extended Termination Date; or

(B)	the Second Extended Termination Date.

“Extension Confirmation Notice” has the meaning given to that term in Clause 2.2 (Extension of Facility).

“Facility” means the revolving credit facility made available under this Agreement as described in Clause 2.1 (The Facility) (as may be increased from time to time in accordance with the terms of this Agreement).

“Facility Office” means:

(A)

in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement; or

(B)	in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes.

“Fallback Interest Period” means, in relation to a Term Rate Loan, the period specified in the applicable Reference Rate Terms.

“FATCA” means:

(A)	sections 1471 to 1474 of the Code or any associated regulations;

(B)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (A) above; or

(C)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (A) or (B) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(A)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(B)

in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (A) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means:

(A)

any letter or letters dated on or about the date of this Agreement between the Mandated Lead Arrangers and the Company, the Agent and the Company or the Sustainability Coordinator and the Company setting out any of the fees referred to in Clause 17 (Fees); and

(B)

any agreement setting out fees payable to a Finance Party referred to in Clause 2.2 (Extension of Facility), paragraph (G) of Clause 2.3 (Increase), Clause 8 (Accordion Option) or Clause 17 (Fees) or under any other Finance Document.

“Finance Document” means this Agreement, any Accession Deed, any Ancillary Document, any Compliance Certificate, any Sustainability Compliance Certificate, any Extension Confirmation Notice, any Fee Letter, any Resignation Letter, any Utilisation Request, any Reference Rate Supplement, any Compounding Methodology Supplement, the Sustainability Performance Target Notice and any other document designated as a “Finance Document” by the Agent and the Company.

“Finance Lease” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Finance Party” means the Agent, the Mandated Lead Arrangers, a Lender, any Ancillary Lender or the Sustainability Coordinator.

“Financial Half Year” means the period commencing on the day after one Half Date and ending on the next Half Date.

“Financial Indebtedness” means any indebtedness for or in respect of:

(A)	moneys borrowed and debit balances at banks or other financial institutions;

(B)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(C)	any note purchase facility or the issue of bonds (but not Trade Instruments), notes, debentures, loan stock or any similar instrument;

(D)	the amount of any liability in respect of Finance Leases;

(E)

receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis (other than any customary recourse for non-recourse receivables financings) and meet any requirement for de-recognition under the Accounting Principles);

(F)

any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(G)

any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution (excluding, in each case, Trade Instruments) in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(H)

any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before the Termination Date or are otherwise classified as borrowings under the Accounting Principles;

(I)

any amount of any liability under an advance or deferred purchase agreement if (1) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (2) the agreement is in respect of the supply of assets or services and payment is due more than 120 days after the date of supply;

(J)

any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(K)	the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (A) to (J) above.

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” has the meaning given to that term in Clause 26.1 (Financial definitions).

“First Extended Termination Date” means the date falling 364 days after the Original Termination Date.

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (A)(2) of Clause 16.4 (Cost of funds).

“Governmental Authority” means the government of any jurisdiction, or any political subdivision thereof, whether provincial, state or local, and any department, ministry, agency, instrumentality, authority, body, court, central bank or other entity lawfully exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Gross Outstandings” means, in relation to a Multi-account Overdraft, the Ancillary Outstandings of that Multi-account Overdraft but calculated on the basis that the words “(net of any Available Credit Balance)” in paragraph (A) of the definition of “Ancillary Outstandings” were deleted.

“Group” means the Company and each of its Subsidiaries for the time being.

“Group Structure Chart” means the group structure chart delivered to the Agent under Clause 4.1 (Initial conditions precedent).

“Guarantor” means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 30 (Changes to the Obligors).

“Half Date” means 30 June and 31 December.

“Historic Primary Term Rate” means, in relation to any Term Rate Loan, the most recent applicable Primary Term Rate for the currency of that Loan and for a period equal in length to the Interest Period of that Loan and which is as of a day which is no more than 2 days before the Quotation Day.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“IFRS” means UK adopted international accounting standards within the meaning of section 474(1) of the Companies Act 2006 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent at any time when:

(A)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(B)	the Agent otherwise rescinds or repudiates a Finance Document;

(C)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (A) or (B) of the definition of “Defaulting Lender”; or

(D)	an Insolvency Event has occurred and is continuing with respect to the Agent;

unless, in the case of paragraph (A) above:

(1)	its failure to pay is caused by:

(a)	administrative or technical error; or

(b)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(2)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 11 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.3 (Increase).

“Information Package” means:

(A)	the presentation (the “Presentation”) dated 8 December 2022 prepared by the Company and provided to each of the Lenders; and

(B)

any written response provided by the Company (between the date of the Presentation and the date of this Agreement) to any Lender who raised subsequent queries to the Company following the date of the Presentation.

“Initial SLL Report” means the report delivered by the Company as an appendix to the Sustainability Performance Target Notice setting out:

(A)	the sustainability objectives of the Group for the life of the Facility (on the assumption that both extension options in respect of the Facility have been exercised);

(B)	the rationale for the selection of each of the Key Performance Indicators and Sustainability Performance Targets; and

(C)	the calculation methodology and applicable standards for each Key Performance Indicator (and why they are appropriate).

“Insolvency Event” in relation to an entity means that the entity:

(A)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(B)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(C)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(D)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(E)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (D) above and:

(1)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(2)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(F)

has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;

(G)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(H)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (D) above);

(I)

has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(J)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (A) to (I) above; or

(K)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Intellectual Property” means:

(A)

any patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered; and

(B)	the benefit of all applications and rights to use such assets of each Obligor.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 15 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 13.6 (Default interest).

“Interpolated Historic Primary Term Rate” means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as the two relevant Primary Term Rates) which results from interpolating on a linear basis between:

(A)	the most recent applicable Primary Term Rate for the longest period (for which that Primary Term Rate is available) which is less than the Interest Period of that Loan; and

(B)	the most recent applicable Primary Term Rate for the shortest period (for which that Primary Term Rate is available) which exceeds the Interest Period of that Loan,

each for the currency of that Loan and each of which is as of a day which is no more than 2 days before the Quotation Day.

“Interpolated Primary Term Rate” means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as the two relevant Primary Term Rates) which results from interpolating on a linear basis between:

(A)	the applicable Primary Term Rate for the longest period (for which that Primary Term Rate is available) which is less than the Interest Period of that Loan; and

(B)	the applicable Primary Term Rate for the shortest period (for which that Primary Term Rate is available) which exceeds the Interest Period of that Loan,

each as of the Quotation Time.

“ITA” means the Income Tax Act 2007.

“Key Performance Indicator” means a key performance indicator for measuring performance against a relevant Sustainability Performance Target as set out in the Sustainability Performance Target Notice.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent) or Clause 30 (Changes to the Obligors).

“Legal Reservations” means:

(A)

the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(B)

the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(C)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(D)	any other matters which are set out as qualifications or reservations as to matters of law of general application in the Legal Opinions.

“Lender” means:

(A)	any Original Lender; and

(B)

any bank, financial institution, trust, fund or other entity which has become a Party as a “Lender” in accordance with Clause 2.3 (Increase), Clause 8 (Accordion Option) or Clause 29 (Changes to the Lenders),

which in each case has not ceased to be a Party as such in accordance with the terms of this Agreement.

“Limitation Acts” means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

“LMA” means the Loan Market Association.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

“Lookback Period” means the number of days specified as such in the applicable Reference Rate Terms.

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to that reduction).

“Margin” means, in relation to any Loan, the rate per annum calculated in accordance with Clause 13.3 (Margin and Margin adjustments), subject to any adjustment pursuant to Clause 13.4 (Sustainability linked Margin adjustments).

“Margin Stock” has the meaning assigned to that term in Regulation U issued by the Board of Governors of the Federal Reserve System as in effect from time to time.

“Market Disruption Rate” means the rate (if any) specified as such in the applicable Reference Rate Terms.

“Material Adverse Effect” means a material adverse effect on:

(A)	the business, assets or financial condition of the Group taken as a whole;

(B)	the ability of the Obligors taken as a whole to perform their payment obligations under the Finance Documents or their obligations under Clause 26.2 (Financial Condition); or

(C)

subject to the Legal Reservations, the validity or enforceability of any Finance Document in any way which is materially adverse to the interests of the Lenders under the Finance Documents taken as a whole.

“Material Company” means, at any time:

(A)	an Obligor; and

(B)	a Subsidiary of the Company which:

(1)	is listed in Schedule 10 (Material Companies); or

(2)	has:

(a)

earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) representing 10 per cent. or more of the Consolidated EBITDA of the Group, calculated on a consolidated basis; or

(b)	turnover representing 10 per cent. or more of the aggregate turnover of the Group,

in each case excluding intra-group items.

Compliance with the conditions set out in paragraph (B)(2) above shall be determined by reference to the most recent Compliance Certificate supplied by the Company, provided that any entity having negative earnings before interest, tax, depreciation and amortisation or negative turnover shall be deemed to have zero earnings before interest, tax, depreciation and amortisation or zero turnover (as applicable). If a Subsidiary has been acquired since the date as at which the latest Compliance Certificate was delivered, the figures contained in that Compliance Certificate shall be deemed to be adjusted in order to take into account the acquisition of that Subsidiary.

“Material Sustainability Event” means:

(A)

any member of the Group sells, leases, transfers or otherwise disposes of a material asset, or completes a material acquisition or merger, which in any case could reasonably be expected to impact, adversely or otherwise, any of the Sustainability Performance Targets for any Relevant Sustainability Period;

(B)

a Key Performance Indicator or a Sustainability Performance Target is no longer available, cannot be calculated or is no longer appropriate with respect of the Group (including as a result of a material acquisition or material disposal of an asset);

(C)	the Company has notified the Agent that it is ceasing, on a permanent basis, to target any Key Performance Indicator and/or publish values in respect of such Key Performance Indicator;

(D)

the Approved Sustainability Reviewer qualifies any Sustainability Performance Report in respect of any of the Key Performance Indicators or Sustainability Performance Targets in any material respect; or

(E)

any written material information provided to any Finance Party by the Company before the Sustainability Effective Date (including in the Initial SLL Report) or the calculation of any Key Performance Indicator or Sustainability Performance Target is shown to be materially misleading, materially incorrect or materially incomplete.

“Month” means, in relation to an Interest Period (or any other period for the accrual of commission or fees in a currency), a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, subject to adjustment in accordance with the rules specified as Business Day Conventions in the applicable Reference Rate Terms.

“Multi-account Overdraft” means an Ancillary Facility which is an overdraft facility comprising more than one account.

“Net Outstandings” means, in relation to a Multi-account Overdraft, the Ancillary Outstandings of that Multi-account Overdraft.

“New Lender” has the meaning given to that term in Clause 29 (Changes to the Lenders).

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” means the Company, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.5 (Obligors’ Agent).

“OFAC” means the Office of Foreign Assets Control of the US Department of the Treasury.

“Optional Currency” means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

“Original Financial Statements” means the consolidated audited financial statements of the Company for its Financial Year ended 30 June 2022.

“Original Jurisdiction” means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement or, in the case of an Additional Obligor, as at the date on which that Additional Obligor becomes Party as a Borrower or a Guarantor (as the case may be).

“Original Obligor” means an Original Borrower or an Original Guarantor.

“Original Termination Date” means the date falling 36 months after the date of this Agreement.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Participant Register” has the meaning given to that term in Clause 29.11 (Registers).

“Party” means a party to this Agreement.

“Patriot Act” has the meaning given to that term in Clause 47 (Patriot Act).

“Permitted Acquisition” means:

(A)	an acquisition by a member of the Group of all or any part of any Target Business sold, leased, transferred or otherwise disposed of by another member of the Group;

(B)	an acquisition of a Target Business by a member of the Group, but only if:

(1)	no Default is continuing on the date on which a legally binding commitment is entered into by such member of the Group to acquire such Target Business;

(2)

the total consideration for such Target Business (including any deferred consideration) when aggregated with the amount of any Financial Indebtedness or other assumed or contingent liability, in each case remaining in the Target Business at the date of such acquisition, does not exceed, on the date on which a legally binding commitment is entered into by such member of the Group to acquire such Target Business, an amount equal to 35 per cent. of the Consolidated Net Assets as determined by reference to the financial statements of the Company most recently delivered in accordance with this Agreement prior to that date (or its equivalent in any other currency or currencies);

(3)

such Target Business is engaged in a similar or complementary business (or, as applicable, constitutes similar or complementary assets) to that carried on by (or the assets of, as applicable) the Group; and

(4)

such Target Business (on a consolidated basis, if applicable, where the target owns subsidiaries which are to form part of the acquisition) has positive earnings before interest, tax, depreciation and amortisation for the most recently completed historic twelve month financial period ending immediately prior to the date on which a legally binding commitment is entered into by such member of the Group to acquire such Target Business; and

(C)	any acquisition of a Target Business not permitted by paragraph (A) or (B) above to which all the Lenders have given their prior written consent.

“Permitted Disposal” means any sale, lease, licence, transfer or other disposal:

(A)	made by any member of the Group in the ordinary course of trading of the disposing entity;

(B)	of any asset by a member of the Group to another member of the Group;

(C)	of assets in exchange for other assets comparable or superior as to type, value and quality (other than an exchange of a non-cash asset for cash);

(D)	of assets the subject of a Finance Lease or a sale and leaseback, in each case to the counterparties under such arrangements and as permitted by the terms of this Agreement;

(E)	assets in exchange for other assets comparable or superior as to type, value and quality;

(F)

receivables on a non-recourse basis (other than customary recourse for non-recourse receivables financings or to the extent that the transaction results in the relevant receivables being derecognised from the consolidated balance sheet of the Company);

(G)	of obsolete or redundant vehicles, plant and equipment for cash;

(H)	of Cash Equivalent Investments for cash or in exchange for other Cash Equivalent Investments;

(I)	constituted by a licence of intellectual property rights permitted by Clause 27.15 (Intellectual Property);

(J)	to a Joint Venture, to the extent permitted by Clause 27.8 (Joint ventures);

(K)	arising as a result of any Permitted Security or Permitted Transaction;

(L)	to which all the Lenders have given their prior written consent; and

(M)

of assets for cash where the higher of the book value and the net consideration receivable (when aggregated with the higher of the book value and net consideration receivable for any other such disposal not permitted under any of the preceding paragraphs) does not exceed in aggregate, at any time, the higher of:

(1)	£60,000,000 (or its equivalent in any other currency or currencies); and

(2)	an amount equal to 10 per cent. of Consolidated Net Assets (or its equivalent in any other currency or currencies),

in each case provided that such sale, lease, licence, transfer or other disposal is made (other than in the case of any sale, lease, licence, transfer or other disposal made pursuant to sub-paragraph (B) above) on arm’s length terms.

“Permitted Distribution” means:

(A)	the payment of a dividend to the Company or any of its wholly-owned Subsidiaries;

(B)	the payment of a dividend by the Company, provided that such dividend is:

(1)	declared when no Event of Default is continuing or is reasonably forecast to occur within 12 months of the making of such declaration; and

(2)	paid when no Event of Default is continuing or would result from making such payment;

(C)

any repurchase by the Company of its shares, provided that any such purchase is made when no Event of Default is continuing, is reasonably forecast to occur within 12 months of the making of such repurchase or would result from making such repurchase; and

(D)

any dividend made by a member of the Group (other than the Company) provided that, to the extent that such dividend is paid to a shareholder that is not a member of the Group, such payment shall only be permitted if an equivalent payment (based on relative shareholdings) is made to all other shareholders who are members of the Group at the same time.

“Permitted Financial Indebtedness” means Financial Indebtedness:

(A)	to the extent covered by a letter of credit, guarantee or indemnity issued under an Ancillary Facility;

(B)

arising under a foreign exchange transaction for spot or forward delivery entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure arises in the ordinary course of trade or in respect of Loans made in Optional Currencies, but not a foreign exchange transaction for investment or speculative purposes;

(C)	arising under a Permitted Transaction, a Permitted Loan, a Permitted Guarantee or Permitted Treasury Transaction;

(D)

any earn-out arrangement, purchase price adjustment, deferred consideration, indemnification or other arrangement or similar obligation entered into in relation to a Permitted Disposal or Permitted Acquisition or purchase of any other assets in the ordinary course of business;

(E)

of any person acquired by a member of the Group after the date of this Agreement which is incurred under arrangements in existence at the date of such acquisition, but not incurred or increased or having its maturity date extended in contemplation of, or since, that acquisition, and which is either:

(1)	outstanding for a period of not more than six months following the date of such acquisition; or

(2)	to the extent that it is outstanding for a period of longer than six months following the date of such acquisition, is otherwise permitted to be outstanding by the terms of this Agreement;

(F)	to which all the Lenders have given their prior written consent; and

(G)	not permitted under any preceding paragraphs where the outstanding principal amount of which does not exceed in aggregate, at any time, the higher of:

(1)	£45,000,000 (or its equivalent in any other currency or currencies); and

(2)	an amount equal to 7.5 per cent. of Consolidated Net Assets (or its equivalent in any other currency or currencies).

“Permitted Guarantee” means:

(A)	the endorsement of negotiable instruments in the ordinary course of trade;

(B)	any performance or similar bond guaranteeing performance by a member of the Group under any contract entered into in the ordinary course of trade;

(C)	any guarantee of a Joint Venture to the extent permitted by Clause 27.8 (Joint ventures);

(D)	any guarantee permitted under Clause 27.13 (Financial Indebtedness);

(E)	any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (B) of the definition of “Permitted Security”;

(F)

any indemnity given in the ordinary course of the documentation of an acquisition or disposal transaction which is a Permitted Acquisition or Permitted Disposal which indemnity is in a customary form and subject to customary limitations;

(G)	guarantees of Permitted Treasury Transactions and of local working capital and overdraft facilities which are not prohibited under this Agreement;

(H)

guarantees to landlords and counter-indemnities in favour of financial institutions which have guaranteed rent obligations of a member of the Group or guarantees or counter-indemnities for the lease obligations of suppliers, customers, franchisees and licensees;

(I)	guarantees and indemnities given in favour of directors and officers of any member of the Group in respect of activities involved in carrying out their function as such;

(J)	indemnities given to professional advisers and consultants in the ordinary course of business on their standard or usual terms;

(K)	guarantees by any member of the Group in respect of Permitted Financial Indebtedness of another member of the Group;

(L)

customary indemnities contained in mandate, engagement and commitment letters, facility agreements, purchase agreements and indentures, in each case entered into in respect of a Permitted Acquisition or Permitted Financial Indebtedness or in contemplation of indebtedness which, if entered into, would constitute Permitted Financial Indebtedness; and

(M)	any other guarantee or indemnity to which all the Lenders have given their prior written consent.

“Permitted Joint Venture” means any investment in any Joint Venture where:

(A)	the Joint Venture is engaged is engaged in a similar or complementary business to that carried on by the Group; and

(B)	the aggregate of:

(1)	all amounts subscribed for shares in, lent to, or invested in all such Joint Ventures by any member of the Group;

(2)	the contingent liabilities of any member of the Group under any guarantee given in respect of the liabilities of any such Joint Venture; and

(3)	the market value of any assets transferred by any member of the Group to any such Joint Venture,

does not exceed in aggregate, at any time, £30,000,000 (or its equivalent in any other currency or currencies), or, if higher, 5% of Consolidated Net Assets of the Company.

“Permitted Loan” means:

(A)	any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of its trading activities;

(B)	Financial Indebtedness which is referred to in the definition of, or otherwise constitutes, Permitted Financial Indebtedness (except under paragraph (C) of that definition);

(C)	a loan made to a Joint Venture to the extent permitted under Clause 27.8 (Joint ventures);

(D)	a loan made by a member of the Group to another member of the Group;

(E)

a loan made by a member of the Group to an employee or director of any member of the Group if the amount of that loan when aggregated with the amount of all loans to employees and directors by members of the Group does not exceed in aggregate, at any time, £1,500,000 (or its equivalent in any other currency or currencies);

(F)	any other loan made by a member of the Group to which all the Lenders have given their prior written consent; and

(G)

not permitted under any preceding paragraphs, any loan (other than a loan made by a member of the Group to another member of the Group) so long as the aggregate amount of the Financial Indebtedness under any such loans does not exceed in aggregate, at any time, £3,000,000 (or its equivalent in any other currency or currencies).

“Permitted Reorganisation” means the solvent liquidation or reorganisation of:

(A)	any member of the Group which is not an Obligor so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to other members of the Group; or

(B)

any Obligor (other than a Borrower) so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to an entity which is already itself an Obligor or becomes an Obligor in accordance with this Agreement prior to or at the same time as such distribution takes place in each case in the same jurisdiction as that original Obligor or in a jurisdiction that enables it to guarantee at all times an amount no less than the original Obligor.

“Permitted Security” means:

(A)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(B)

any netting or set-off arrangement entered into by any member of the Group within the ordinary course of its banking arrangements for the purpose of netting debit and credit balances of members of the Group (including a Multi-account Overdraft) (including to the extent necessary to facilitate operation of such bank accounts on a cash-pooled net balance basis) or in the ordinary course of business between a member of the Group and its respective suppliers or customers;

(C)

any payment or close out netting or set-off arrangement pursuant to any Permitted Treasury Transaction or foreign exchange transaction entered into by a member of the Group which constitutes Permitted Financial Indebtedness, excluding any Security or Quasi-Security under a credit support arrangement;

(D)	any Security or Quasi-Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if:

(1)	the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(2)	the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group; and

(3)	the Security or Quasi-Security is either:

(a)	removed or discharged within six months of the date of such acquisition; or

(b)	to the extent that it is not removed or discharged within six months following the date of such acquisition, is otherwise permitted to be outstanding by the terms of this Agreement;

(E)

any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security or Quasi-Security is created prior to the date on which that company becomes a member of the Group if:

(1)	the Security or Quasi-Security was not created in contemplation of the acquisition of that company;

(2)	the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(3)	the Security or Quasi-Security is either:

(a)	removed or discharged within six months of the date of such acquisition; or

(b)	to the extent that it is not removed or discharged within six months following the date of such acquisition, is otherwise permitted to be outstanding by the terms of this Agreement;

(F)

any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Group in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any member of the Group;

(G)	any Quasi-Security arising as a result of a disposal which is a Permitted Disposal;

(H)	any Security arising as a result of a Permitted Transaction;

(I)	any Security over rental deposits placed by a member of the Group with a lessor pursuant to real estate leases entered into in the ordinary course of business and on the lessor’s standard terms; or

(J)

any Security securing indebtedness the outstanding principal amount of which (when aggregated with the outstanding principal amount of any other indebtedness which has the benefit of Security given by any member of the Group other than any permitted under paragraphs (A) to (I) above) does not exceed in aggregate, at any time, the higher of:

(1)	£45,000,000 (or its equivalent in any other currency or currencies); and

(2)	an amount equal to 7.5 per cent. of Consolidated Net Assets.

“Permitted Transaction” means:

(A)	any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Finance Documents;

(B)	any transaction or arrangement entered into pursuant to any Permitted Reorganisation;

(C)

the solvent liquidation or reorganisation of any member of the Group which is not an Obligor so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to other members of the Group; or

(D)

transactions (other than (1) any sale, lease, license, transfer or other disposal and (2) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm’s length terms.

“Permitted Treasury Transaction” means any derivative transaction entered into in connection with protection against or the benefit from fluctuation in any rate or price but not for investment or speculative purposes.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by any Obligor or any ERISA Affiliate that is subject to Section 412 of the Code or Title IV of ERISA.

“Plan Asset Rules” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations or any successor regulations, as modified by Section 3(42) of ERISA, and the rules and regulations thereunder.

“Primary Term Rate” means the rate specified as such in the applicable Reference Rate Terms.

“Qualified ECP Guarantor” means, at any time, each Obligor that has total assets exceeding $10,000,000 or that qualifies at such time as an “eligible contract participant” under the Commodity Exchange Act and can cause another person to qualify as an “eligible contract participant” at such time under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualifying Lender” has the meaning given to that term in Clause 18 (Tax Gross-up and Indemnities).

“Quarter Date” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Quasi-Security” has the meaning given to that term in Clause 27.11 (Negative pledge).

“Quotation Day” means the day specified as such in the applicable Reference Rate Terms.

“Quotation Time” means the relevant time (if any) specified as such in the applicable Reference Rate Terms.

“Quoted Tenor” means, in relation to a Primary Term Rate, any period for which that Primary Term Rate is customarily displayed on the relevant page or screen of an information service.

“Reference Rate Supplement” means, in relation to any currency, a document which:

(A)	is agreed in writing by the Company, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);

(B)	specifies for that currency the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms;

(C)	specifies whether that currency is a Compounded Rate Currency or a Term Rate Currency; and

(D)	has been made available to the Company and each Finance Party.

“Reference Rate Terms” means in relation to:

(A)	a currency;

(B)	a Loan or an Unpaid Sum in that currency;

(C)	an Interest Period for that Loan or Unpaid Sum (or other period for the accrual of commission or fees in a currency); or

(D)	any term of this Agreement relating to the determination of a rate of interest in relation to that Loan or Unpaid Sum,

the terms set out for that currency, and (where such terms are set out for different categories of Loan, Unpaid Sum or accrual of commission or fees in that currency) for the category of that Loan, Unpaid Sum or accrual, in Schedule 15 (Reference Rate Terms) or in any Reference Rate Supplement.

“Register” has the meaning given to that term in Clause 29.11 (Registers).

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Jurisdiction” means, in relation to an Obligor:

(A)	its Original Jurisdiction; and

(B)	any jurisdiction where it conducts its business.

“Relevant Market” means the market specified as such in the applicable Reference Rate Terms.

“Relevant Period” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Relevant Sustainability Period” means each period of 12 months ending on the last day of a Financial Year.

“Repeating Representations” means each of the representations set out in Clause 24.2 (Status) to Clause 24.7 (Governing law and enforcement), Clause 24.12 (Financial Statements), Clause 24.20 (Sanctions), Clause 24.21 (Good title to assets) and Clause 24.29 (ERISA) to Clause 24.32 (Anti-Money Laundering).

“Reporting Day” means the day (if any) specified as such in the applicable Reference Rate Terms.

“Reporting Time” means the relevant time (if any) specified as such in the applicable Reference Rate Terms.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Resignation Letter” means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“RFR” means the rate specified as such in the applicable Reference Rate Terms.

“RFR Banking Day” means any day specified as such in the applicable Reference Rate Terms.

“Rollover Loan” means one or more Loans:

(A)	made or to be made on the same day that a maturing Loan is due to be repaid;

(B)	the aggregate amount of which is equal to or less than the amount of the maturing Loan;

(C)	in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(D)	made or to be made to the same Borrower for the purpose of refinancing that maturing Loan.

“Sanctioned Person” means a person that is:

(A)	listed on, or owned or controlled by a person listed on, any Sanctions List;

(B)

located in, incorporated under the laws of or owned or controlled by, or acting on behalf of, a person located in or organised under the laws of a country or territory that is the target of country-wide Sanctions (including the Crimea region, the Donetsk and Lushank regions of Ukraine, Cuba, Iran, North Korea or Syria); or

(C)	otherwise a target of Sanctions.

“Sanctions” means the sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any of the Sanctions Authorities.

“Sanctions Authority” means:

(A)	the United Nations;

(B)	the United States of America;

(C)	the European Union;

(D)	the UK;

(E)	Norway; and

(F)	the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the US Department of State, His Majesty’s Treasury and the European Commission.

“Sanctions List” means:

(A)	the Specially Designated Nationals and Blocked Persons list, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identification List issued by OFAC;

(B)	the Consolidated List of Financial Sanctions Targets and list of entities subject to capital markets restrictions issued by the Office of Financial Sanctions Implementation;

(C)	the consolidated list of European Union and United Nations sanctions and list of entities subject to capital markets restrictions issued by the European Union; and

(D)	any similar list issued or maintained or made public by any of the Sanctions Authorities.

“Second Extended Termination Date” means the date falling 728 days after the Original Termination Date.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Separate Loan” has the meaning given to that term in Clause 9 (Repayment).

“Slovenian Obligor” means any Obligor whose Original Jurisdiction is Slovenia.

“Specified Obligor” means any Obligor that is not an “eligible contract participant” under the Commodity Exchange Act (determined prior to giving effect to Clause 23.12 (Keepwell)).

“Specified Time” means a day or time determined in accordance with Schedule 9 (Timetables).

“Subsidiary” means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

“Sustainability Adjustment” has the meaning given to that term in Clause 13.4 (Sustainability linked Margin adjustments).

“Sustainability Compliance Certificate” means a certificate substantially in the form set out in Schedule19 (Form of Sustainability Compliance Certificate) or in any other form agreed between the Company and the Agent (acting on the instructions of the Lenders).

“Sustainability Effective Date” means the date on which the Sustainability Performance Target Notice is countersigned by the Agent (acting on the instructions of all Lenders acting in their absolute discretion).

“Sustainability Information” means sustainability information (including sustainability performance projections and forecasts) provided by the Company (including on behalf of any other member of the Group) solely in connection with, and to the extent it relates to the Initial SLL Report, Key Performance Indicators, Sustainability Performance Targets, any Sustainability Compliance Certificate and/or any Sustainability Performance Report.

“Sustainability Longstop Date” means the date falling 12 Months after the date of this Agreement.

“Sustainability Performance Report” means, in respect of a Relevant Sustainability Period, the sustainability performance report for that Relevant Sustainability Period (in an independent form or included as part of the annual audited financial statements which relate to that Relevant Sustainability Period, in either case in a form and substance satisfactory to the Agent (acting on the instructions of the Lenders)) as prepared by the Company and which shall be subject to a limited assurance by the Approved Sustainability Reviewer, setting out the performance (including calculations in reasonable detail) of the Group for that Relevant Sustainability Period as measured using the Key Performance Indicators against the Sustainability Performance Targets.

“Sustainability Performance Target” means, in respect of a Relevant Sustainability Period, any sustainability performance target set out in the Sustainability Performance Target Notice for that Relevant Sustainability Period.

“Sustainability Performance Target Notice” means, if delivered in accordance with this Agreement, the notice substantially in the form set out in Schedule 18 (Form of Sustainability Performance Target Notice) or in any other form agreed between the Company, the Sustainability Coordinator and the Agent (acting on the instructions of the Lenders), as such notice may be adjusted or amended and/or subject to waiver from time to time in accordance with the terms of this Agreement.

“Sustainability Provisions” means each of:

(A)	Clause 13.4 (Sustainability linked Margin adjustments);

(B)	paragraphs (A) to (E) of Clause 14.1 (Sustainability-Linked Facility);

(C)	Clause 14.2 (Disclosure of information);

(D)	Clause 14.3 (Material Sustainability Event);

(E)	Clause 25.3 (Sustainability Compliance Certificate);

(F)	paragraphs (A) and (D) of Clause 25.10 (Sustainability Linked Information); and

(G)	Clause 27.25 (Sustainability).

“Sustainability Reporting Date” means each date on which a Sustainability Compliance Certificate is supplied to the Agent in accordance with Clause 25.3 (Sustainability Compliance Certificate).

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Target Business” has the meaning given to that term in Clause 27.7 (Acquisitions).

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term Rate Currency” means:

(A)	euro; and

(B)	any currency specified as such in a Reference Rate Supplement relating to that currency,

to the extent, in any case, not specified otherwise in a subsequent Reference Rate Supplement.

“Term Rate Loan” means any Loan or, if applicable, Unpaid Sum which is not a Compounded Rate Loan.

“Term Reference Rate” means, in relation to a Term Rate Loan:

(A)	the applicable Primary Term Rate as of the Quotation Time for a period equal in length to the Interest Period of that Loan; or

(B)	as otherwise determined pursuant to Clause 16.1 (Interest calculation if no Primary Term Rate),

and if, in either case, that rate is less than zero, the Term Reference Rate shall be deemed to be zero.

“Termination Date” means, as applicable:

(A)	the Original Termination Date; or

(B)	the Extended Termination Date.

“Total Commitments” means the aggregate of the Commitments, being £350,000,000 at the date of this Agreement.

“Trade Instruments” means any performance bonds, advance payment bonds or documentary letters of credit issued in respect of the obligations of any member of the Group arising in the ordinary course of trading of that member of the Group.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to an assignment or a transfer, the later of:

(A)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(B)	the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

“Treasury Transactions” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

“UK Bail-In Legislation” means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Borrower” means any Borrower whose Original Jurisdiction is within the United Kingdom.

“United States Bankruptcy Code” means Title 11 of the United States Code (“Bankruptcy”), as amended from time to time and as now or hereinafter in effect, or any successor thereto.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US” means the United States of America.

“US Borrower” means any Borrower that is a US Person.

“US Federal or State Court” has the meaning given to it in Clause 28.16 (US bankruptcy proceedings).

“US Lender” means any Lender that is a US Person.

“US Person” means a “United States Person” as defined in section 7701(a)(30) of the Code.

“US Qualifying Lender” has the meaning given to it in Clause 18.1 (Definitions).

“US Obligor” means any Obligor that is incorporated or organised under the laws of the US, any state or territory thereof or the District of Columbia.

“US Tax Obligor” means:

(A)	a Borrower which is resident for tax purposes in the US; or

(B)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“Utilisation” means a Loan.

“Utilisation Date” means the date of a Loan, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

“VAT” means:

(A)	in relation to the United Kingdom, any value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto;

(B)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(C)

any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (A) or (B) above, or imposed elsewhere.

“Write-down and Conversion Powers” means:

(A)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(B)

in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(C)	in relation to any other applicable Bail-in Legislation:

(1)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(2)	any similar or analogous powers under that Bail-In Legislation.

1.2	Construction

(A)	Unless a contrary indication appears, a reference in this Agreement to:

(1)

the “Agent”, the “Mandated Lead Arrangers”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(2)	“assets” includes present and future properties, revenues and rights of every description;

(3)

a Lender’s “cost of funds” in relation to its participation in a Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in that Loan for a period equal in length to the Interest Period of that Loan and to the Agent’s “cost of funds” is a reference to the average cost (determined either on an actual or notional basis) which the Agent would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount referred to in paragraph (B) of Clause 34.4 (Clawback and pre-funding);

(4)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(5)	a “group of Lenders” includes all the Lenders;

(6)

“guarantee” means (other than in Clause 23 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(7)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(8)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(9)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(10)	a provision of law is a reference to that provision as amended or re-enacted; and

(11)	a time of day is a reference to London time.

(B)

The determination of the extent to which a rate is “for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(C)	Section, clause and Schedule headings are for ease of reference only.

(D)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(E)

A Borrower providing “cash cover” for an Ancillary Facility means a Borrower paying an amount in the currency of the Ancillary Facility to an interest-bearing account in the name of the Borrower and the following conditions being met:

(1)	the account is with the Ancillary Lender for which that cash cover is to be provided;

(2)

until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay the relevant Finance Party amounts due and payable to it under this Agreement in respect of that Ancillary Facility; and

(3)

that Borrower has executed a security document over that account, in form and substance satisfactory to the Finance Party with which that account is held, creating a first ranking security interest over that account.

(F)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

(G)	A Material Sustainability Event is “continuing” for so long as it has not been remedied or waived in accordance with the terms of this Agreement.

(H)	A Borrower “repaying” or “prepaying” Ancillary Outstandings means:

(1)	that Borrower providing cash cover in respect of the Ancillary Outstandings;

(2)	the maximum amount payable under the Ancillary Facility being reduced or cancelled in accordance with its terms; or

(3)	the Ancillary Lender being satisfied that it has no further liability under that Ancillary Facility,

and the amount by which Ancillary Outstandings are repaid or prepaid under paragraphs (1) and (2) above is the amount of the relevant cash cover, reduction or cancellation.

(I)	A reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(1)	any replacement page of that information service which displays that rate; and

(2)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Agent after consultation with the Company.

(J)	A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.

(K)	Any Reference Rate Supplement relating to a currency overrides anything relating to that currency in:

(1)	Schedule 15 (Reference Rate Terms); or

(2)	any earlier Reference Rate Supplement,

provided that a reduction to the Margin may not be effected with a Reference Rate Supplement.

(L)	A Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(1)	Schedule 16 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 17 (Cumulative Compounded RFR Rate), as the case may be; or

(2)	any earlier Compounding Methodology Supplement.

(M)	An amount borrowed includes any amount utilised under an Ancillary Facility.

1.3	Currency symbols and definitions

(A)	“$”, “USD” and “dollars” denote the lawful currency of the United States of America.

(B)	“£”, “GBP” and “sterling” denote the lawful currency of the United Kingdom.

(C)	“€”, “EUR” and “euro” denote the single currency of the Participating Member States.

1.4	Third party rights

(A)

Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(B)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2.	The Facility

2.1	The Facility

(A)	Subject to the terms of this Agreement, the Lenders make available a multicurrency revolving credit facility in an aggregate amount the Base Currency Amount of which is equal to the Total Commitments.

(B)	The Facility will be available to all the Borrowers.

(C)	Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make all or part of its Commitment available to any Borrower as an Ancillary Facility.

2.2	Extension of Facility

(A)	The Obligors’ Agent may:

(1)

by written notice to the Agent delivered not earlier than 60 calendar days, but not later than 30 calendar days, before the first anniversary of the date of this Agreement, request (the “Year 1 Extension Request”) an extension of the duration of the Facility to the First Extended Termination Date; and/or

(2)

(whether or not it has previously submitted a Year 1 Extension Request) by written notice to the Agent delivered not earlier than 60 calendar days, but not later than 30 calendar days, before the second anniversary of the date of this Agreement, request (the “Year 2 Extension Request” and, together with the Year 1 Extension Request, the “Extension Requests” and each an “Extension Request”) an extension of the duration of the Facility to the Second Extended Termination Date.

For the avoidance of doubt, a Lender may consent to a Year 2 Extension Request irrespective of whether it consented to a Year 1 Extension Request.

(B)	Upon receipt of an Extension Request, the Agent shall promptly inform each Lender of the terms of that Extension Request.

(C)

Each Extension Request shall be subject to the agreement of each Lender (the “Extending Lender”) with regards to itself and the consent of the other Lenders shall not be required to extend the Termination Date in respect of an Extending Lender. No Lender shall have any obligation to agree to an Extension Request and each Lender may, in its absolute discretion, decide whether or not it wishes to agree to an Extension Request. Each Lender so requested shall give notice to the Agent (a “Notice of Extension”) no later than ten Business Days before the first anniversary of the date of this Agreement or, as the case may be, the second anniversary of the date of this Agreement whether or not it agrees to an Extension Request. If a Lender does not give a Notice of Extension within the time periods specified above, that Lender shall be deemed to have refused its consent to the Extension Request and will be treated as a Non-Extending Lender pursuant to paragraph (E) below.

(D)

The Agent shall notify the Obligors’ Agent of the decision of each Lender, identifying those Lenders who have not given a Notice of Extension. The Obligors’ Agent shall, by no later than five Business Days before the first anniversary of the date of this Agreement or, as the case may be, the second anniversary of the date of this Agreement, notify the Agent in writing whether it confirms or withdraws the relevant Extension Request. If the Obligors’ Agent elects to confirm the relevant Extension Request (an “Extension Confirmation Notice”), which Extension Confirmation Notice must confirm that no Default is continuing as at the date of such Extension Confirmation Notice, then such Extension Request is irrevocable and the extension of the Original Termination Date to the date requested in the relevant Extension Request will take effect in accordance with paragraph (F) below.

(E)	If a Lender:

(1)	notifies the Agent that it does not agree to an Extension Request; or

(2)	has failed to notify the Agent whether or not it agrees to an Extension Request,

(in each case, a “Non-Extending Lender”) then, whether or not any other Lender does agree to that Extension Request, that Non-Extending Lender’s Commitments will be cancelled on the Original Termination Date, or, as the case may be, on the First Extended Termination Date, and that Non-Extending Lender’s participation in each Loan, together with accrued interest and all other amounts due or outstanding in relation to its participation under the Finance Documents shall be repaid or prepaid on the Original Termination Date or, as the case may be, on the First Extended Termination Date.

(F)

Upon receipt by the Agent of an Extension Confirmation Notice, the Commitment of each Extending Lender will be extended to the date requested in the relevant Extension Request with effect from the date immediately following the first anniversary or second anniversary, as the case may be, of the date of this Agreement (each an “Extension Date”), unless an Event of Default is outstanding on the relevant Extension Date in which case the requested extension shall not take effect.

(G)

The Company shall, on the Extension Date, pay to the Agent (for the account of each Extending Lender calculated on the amount of the Commitments of that Extending Lender as at the applicable Extension Date and by reference to the period for which the Commitments of that Existing Lender are extended) an extension fee as agreed between the Company and the Extending Lenders at such time as documented in a separate Fee Letter.

(H)	The Agent shall promptly inform the Obligors’ Agent and the Lenders of the amount of the Total Commitments, if reduced pursuant to paragraph (E) above.

2.3	Increase

(A)	The Company may, by giving prior notice to the Agent by not later than ten Business Days after the effective date of a cancellation of:

(1)	the Available Commitments of a Defaulting Lender in accordance with Clause 10.5 (Right of cancellation in relation to a Defaulting Lender); or

(2)	the Commitments of a Lender in accordance with:

(a)	paragraph (E) of Clause 2.2 (Extension of Facility);

(b)	Clause 10.1 (Illegality); or

(c)	paragraph (A) of Clause 10.4 (Right of cancellation and repayment in relation to a single Lender),

request that the Commitments be increased (and the Commitments shall be so increased) in an aggregate amount in the Base Currency of up to the amount of the Available Commitments or Commitments so cancelled as follows:

(i)

subject to paragraph (J) below, the increased Commitments will be assumed by one or more Eligible Institutions (each an “Increase Lender”) each of which confirms in writing (whether in the relevant Increase Confirmation or otherwise) its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender in respect of those Commitments;

(ii)

each of the Obligors and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender in respect of that part of the increased Commitments which it is to assume;

(iii)

each Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender in respect of that part of the increased Commitments which it is to assume;

(iv)	the Commitments of the other Lenders shall continue in full force and effect; and

(v)

any increase in the Commitments shall take effect on the date specified by the Company in the notice referred to above or any later date on which the Agent executes an otherwise duly completed Increase Confirmation delivered to it by the relevant Increase Lender.

(B)

The Agent shall, subject to paragraph (C) below, as soon as reasonably practicable after receipt by it of a duly completed Increase Confirmation appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Increase Confirmation.

(C)

The Agent shall only be obliged to execute an Increase Confirmation delivered to it by an Increase Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender.

(D)

Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as it would have been had it been an Original Lender.

(E)

The Company shall promptly on demand pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with any increase in Commitments under this Clause 2.3, provided that the Company has approved the fee arrangements of any professional advisers involved.

(F)

Each Increase Lender shall, on the date upon which the relevant increase takes effect, pay to the Agent (for its own account) a fee in an amount equal to the fee which would be payable under Clause 29.4 (Assignment or transfer fee) if the increase was a transfer pursuant to Clause 29.6 (Procedure for transfer) and if the Increase Lender was a New Lender.

(G)	The Company may pay to the Increase Lender a fee in the amount and at the times agreed between the Company and the Increase Lender in a Fee Letter.

(H)

Neither the Agent nor any Lender shall have any obligation to find an Increase Lender and in no event shall any Lender whose Commitment is replaced by an Increase Lender be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents.

(I)	Clause 29.5 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.3 in relation to an Increase Lender as if references in that clause to:

(1)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(2)	the “New Lender” were references to that “Increase Lender”; and

(3)	a “re-transfer” and “re-assignment” were references to respectively a “transfer” and “assignment”.

(J)

If the Company requests an increase in respect of the Commitments of one or more Non-Extending Lenders, the Company must follow the procedure set out in paragraphs (A) to (I) (inclusive) of Clause 8.2 (Selection of Accordion Increase Lenders) for the purposes of determining the make up of the relevant Increase Lenders in respect of such Commitments. The provisions of paragraphs (A) to (I) (inclusive) of Clause 8.2 (Selection of Accordion Increase Lenders) shall be construed accordingly for this purpose.

2.4	Finance Parties’ rights and obligations

(A)

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(B)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (C) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party’s participation in the Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(C)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.5	Obligors’ Agent

(A)

Each Obligor (other than the Company) by its execution of this Agreement or an Accession Deed irrevocably appoints the Company (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(1)

the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), and to deliver any Accordion Increase Proposal, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(2)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(B)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

3.	Purpose

3.1	Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility towards the general corporate and working capital purposes of the Group (including, without limitation, the funding of one or more Permitted Acquisitions and any costs associated with any such Permitted Acquisition).

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	Conditions of Loan

4.1	Initial conditions precedent

(A)

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Loan if, on or before the Utilisation Date for that Loan, the Agent has received all (or, acting on the instructions of the Lenders, waived the receipt of one or more) of the documents and other evidence listed in Part 1 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Company and the Lenders promptly upon being so satisfied.

(B)

Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (A) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further conditions precedent

Subject to Clause 4.1 (Initial conditions precedent), the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation), if on the date of a Utilisation Request and on the proposed Utilisation Date:

(A)

in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

(B)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Conditions relating to Optional Currencies

(A)	A currency will constitute an Optional Currency if:

(1)	it is readily available in the amount required and freely convertible into the Base Currency in the wholesale market for that currency at the Specified Time and on the Utilisation Date for that Loan;

(2)	it is USD or EUR or has been approved by the Agent (acting on the instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Loan; and

(3)	there are Reference Rate Terms for that currency.

(B)	If the Agent has received a written request from the Company for a currency to be approved under paragraph (A)(2) above, the Agent will confirm to the Company by the Specified Time:

(1)	whether or not the Lenders have granted their approval; and

(2)	if approval has been granted, the minimum amount for any subsequent Loan in that currency.

4.4	Maximum number of Loans

(A)	A Borrower (or the Company) may not deliver a Utilisation Request if as a result of the proposed Loan more than 15 Loans would be outstanding.

(B)	Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

(C)	Any Separate Loan shall not be taken into account in this Clause 4.4.

5.	Utilisation

5.1	Delivery of a Utilisation Request

A Borrower (or the Company on its behalf) may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(A)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(1)	the proposed Utilisation Date is a Business Day within the Availability Period;

(2)	the currency and amount of the Loan comply with Clause 5.3 (Currency and amount); and

(3)	the proposed Interest Period complies with Clause 15 (Interest Periods).

(B)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(A)	The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(B)	The amount of the proposed Loans must be:

(1)	if the currency selected is the Base Currency, a minimum of £500,000 or, if less, the Available Facility; or

(2)	if the currency selected is USD, a minimum of $500,000 or, if less, the Available Facility; or

(3)	if the currency selected is EUR, a minimum of €500,000 or, if less, the Available Facility; or

(4)

if the currency selected is an Optional Currency other than USD or EUR, the minimum amount specified by the Agent pursuant to paragraph (B)(2) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Facility.

5.4	Lenders’ participation

(A)

If the conditions set out in this Agreement have been met, and subject to Clause 9 (Repayment), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(B)

Other than as set out in paragraph (C) below, the amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(C)

If a Loan is made to repay Ancillary Outstandings, each Lender’s participation in that Loan will be in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in the Loans then outstanding bearing the same proportion to the aggregate amount of the Loans then outstanding as its Commitment bears to the Total Commitments.

(D)

The Agent shall determine the Base Currency Amount of each Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Loan, the amount of its participation in that Loan and, if different, the amount of that participation to be made available in accordance with Clause 34.1 (Payments to the Agent) by the Specified Time.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for the Facility.

6.	Optional Currencies

6.1	Selection of currency

A Borrower (or the Company on its behalf) shall select the currency of a Loan in a Utilisation Request.

6.2	Unavailability of a currency

If before the Specified Time:

(A)	a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(B)	a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower or the Company to that effect by the Specified Time. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender’s proportion of the Base Currency Amount, or in respect of a Rollover Loan, an amount equal to that Lender’s proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3	Agent’s calculations

Each Lender’s participation in a Loan will be determined in accordance with paragraph (B) of Clause 5.4 (Lenders’ participation).

7.	Ancillary Facilities

7.1	Type of Facility

An Ancillary Facility may be by way of:

(A)	an overdraft facility;

(B)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(C)	a short term loan facility;

(D)	a derivatives facility;

(E)	a foreign exchange facility; or

(F)	any other facility or accommodation required in connection with the business of the Group and which is agreed by the Company with an Ancillary Lender.

7.2	Availability

(A)	If the Company and a Lender agree and except as otherwise provided in this Agreement, the Lender may provide all or part of its Commitment as an Ancillary Facility.

(B)

An Ancillary Facility shall not be made available unless, not later than five Business Days prior to the Ancillary Commencement Date for that Ancillary Facility, the Agent has received from the Company:

(1)	a notice in writing of the establishment of that Ancillary Facility and specifying:

(a)	the proposed Borrower(s) (or Affiliates of a Borrower) which may use that Ancillary Facility;

(b)	the proposed Ancillary Commencement Date and expiry date of that Ancillary Facility;

(c)	the proposed type of Ancillary Facility to be provided;

(d)	the proposed Ancillary Lender;

(e)	the proposed Ancillary Commitment, the maximum amount of that Ancillary Facility and, in the case of a Multi-account Overdraft, its Designated Gross Amount and its Designated Net Amount; and

(f)	the proposed currency of that Ancillary Facility (if not denominated in the Base Currency); and

(2)	any other information which the Agent may reasonably request in connection with that Ancillary Facility.

(C)	The Agent shall promptly notify the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

(D)	Subject to compliance with paragraph (B) above:

(1)	the Lender concerned will become an Ancillary Lender; and

(2)	the Ancillary Facility will be available,

with effect from the date agreed by the Company and the Ancillary Lender.

7.3	Terms of Ancillary Facilities

(A)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and the Company.

(B)	Those terms:

(1)	must be based upon normal commercial terms at that time (except as varied by this Agreement);

(2)	may allow only Borrowers (or Affiliates of Borrowers nominated pursuant to Clause 7.9 (Affiliates of Borrowers)) to use the Ancillary Facility;

(3)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(4)	may not allow a Lender’s Ancillary Commitment to exceed that Lender’s Available Commitment (before taking into account the effect of the Ancillary Facility on that Available Commitment); and

(5)

must require that the Ancillary Commitment is reduced to zero, and that all Ancillary Outstandings are repaid not later than the Termination Date (or such earlier date as the Commitment of the relevant Ancillary Lender (or its Affiliate) is reduced to zero).

(C)	If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for:

(1)	Clause 37.3 (Day count convention and interest calculation) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility;

(2)	an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail; and

(3)	where the relevant term of this Agreement would be contrary to, or inconsistent with, the law governing the relevant Ancillary Document, in which case that term of this Agreement shall not prevail.

(D)	Interest, commission and fees on Ancillary Facilities are dealt with in Clause 17.5 (Interest, commission and fees on Ancillary Facilities).

7.4	Repayment of Ancillary Facility

(A)

An Ancillary Facility shall cease to be available on the Termination Date or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(B)

If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (but for the avoidance of doubt, the corresponding commitment of that Lender shall continue (and its corresponding Available Commitment shall increase by the amount of the Ancillary Commitment so cancelled)).

(C)	No Ancillary Lender may demand repayment or prepayment of any Ancillary Outstandings prior to the expiry date of the relevant Ancillary Facility unless:

(1)	required to reduce the Gross Outstandings of a Multi-account Overdraft to or towards an amount equal to its Net Outstandings;

(2)	the Total Commitments have been cancelled in full or all outstanding Loans have become due and payable in accordance with the terms of this Agreement;

(3)

it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility (or it becomes unlawful for any Affiliate of the Ancillary Lender for the Ancillary Lender to do so); or

(4)	both:

(a)	the Available Commitments; and

(b)	the notice of the demand given by the Ancillary Lender,

would not prevent the relevant Borrower funding the repayment of those Ancillary Outstandings in full by way of Loan.

(D)	If a Loan is made to repay Ancillary Outstandings in full, the relevant Ancillary Commitment shall be reduced to zero.

7.5	Limitation on Ancillary Outstandings

Each Borrower shall procure that:

(A)	the Ancillary Outstandings under any Ancillary Facility shall not exceed the Ancillary Commitment applicable to that Ancillary Facility; and

(B)	in relation to a Multi-account Overdraft:

(1)	the Ancillary Outstandings shall not exceed the Designated Net Amount applicable to that Multi-account Overdraft; and

(2)	the Gross Outstandings shall not exceed the Designated Gross Amount applicable to that Multi-account Overdraft.

7.6	Adjustment for Ancillary Facilities upon Acceleration

(A)	In this Clause 7.6:

(1)	“Revolving Outstandings” means, in relation to a Lender, the aggregate of the equivalent in the Base Currency of:

(a)	its participation in each Loan then outstanding (together with the aggregate amount of all accrued interest, fees and commission owed to it as a Lender under the Facility); and

(b)

if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender (or by its Affiliate) (together with the aggregate amount of all accrued interest, fees and commission owed to it (or to its Affiliate) as an Ancillary Lender in respect of the Ancillary Facility); and

(2)	“Total Revolving Outstandings” means the aggregate of all Revolving Outstandings.

(B)

If the Agent exercises any of its rights under Clause 28.17 (Acceleration) (other than declaring Loans to be due on demand), each Lender and each Ancillary Lender shall (subject to paragraph (G) below) promptly adjust (by making or receiving (as the case may be) corresponding transfers of rights and obligations under the Finance Documents relating to Revolving Outstandings) their claims in respect of amounts outstanding to them under the Facility and each Ancillary Facility to the extent necessary to ensure that after such transfers the Revolving Outstandings of each Lender bear the same proportion to the Total Revolving Outstandings as such Lender’s Commitment bears to the Total Commitments, each as at the date the Agent exercises the relevant right(s) under Clause 28.17 (Acceleration).

(C)

If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (B) above, then each Lender and Ancillary Lender will make a further adjustment (by making or receiving (as the case may be) corresponding transfers of rights and obligations under the Finance Documents relating to Revolving Outstandings to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(D)

Any transfer of rights and obligations relating to Revolving Outstandings made pursuant to this Clause 7.6 shall be made for a purchase price in cash, payable at the time of transfer, in an amount equal to those Revolving Outstandings (less any accrued interest, fees and commission to which the transferor will remain entitled to receive notwithstanding that transfer, pursuant to Clause 29.10 (Pro Rata Interest Settlement)).

(E)

Prior to the application of the provisions of paragraph (B) above, an Ancillary Lender that has provided a Multi-account Overdraft shall set-off any Available Credit Balance on any account comprised in that Multi-account Overdraft.

(F)	All calculations to be made pursuant to this Clause 7.6 shall be made by the Agent based upon information provided to it by the Lenders and Ancillary Lenders and the Agent’s Spot Rate of Exchange.

(G)

This Clause 7.6 shall not oblige any Lender to accept the transfer of a claim relating to an amount outstanding under an Ancillary Facility which is not denominated (pursuant to the relevant Finance Document) in either the Base Currency, a currency which has been an Optional Currency for the purpose of any Loan or in another currency which is acceptable to that Lender.

7.7	Information

Each Borrower and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Agent and the other Finance Parties.

7.8	Affiliates of Lenders as Ancillary Lenders

(A)

Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose Commitment is the amount set out opposite the relevant Lender’s name in Part 2 of Schedule 1 (The Original Parties) and/or the amount of any Commitment transferred to or assumed by that Lender under this Agreement, to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement.

(B)	The Company shall specify any relevant Affiliate of a Lender in any notice delivered by the Company to the Agent pursuant to paragraph (B)(1) of Clause 7.2 (Availability).

(C)

If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender, its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(D)

Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

7.9	Affiliates of Borrowers

(A)	Subject to the terms of this Agreement, an Affiliate of a Borrower may with the approval of the relevant Lender become a borrower with respect to an Ancillary Facility.

(B)	The Company shall specify any relevant Affiliate of a Borrower in any notice delivered by the Company to the Agent pursuant to paragraph (B)(1) of Clause 7.2 (Availability).

(C)

If a Borrower ceases to be a Borrower under this Agreement in accordance with Clause 30.3 (Resignation of a Borrower), its Affiliate shall cease to have any rights under this Agreement or any Ancillary Document.

(D)

Where this Agreement or any other Finance Document imposes an obligation on a Borrower under an Ancillary Facility and the relevant Borrower is an Affiliate of a Borrower which is not a party to that document, the relevant Borrower shall ensure that the obligation is performed by its Affiliate.

(E)

Any reference in this Agreement or any other Finance Document to a Borrower being under no obligations (whether actual or contingent) as a Borrower under such Finance Document shall be construed to include a reference to any Affiliate of a Borrower being under no obligations under any Finance Document or Ancillary Document.

7.10	Commitment amounts

Notwithstanding any other term of this Agreement, each Lender shall ensure that at all times its Commitment is not less than:

(A)	its Ancillary Commitment; or

(B)	the Ancillary Commitment of its Affiliate.

7.11	Amendments and Waivers – Ancillary Facilities

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this Clause 7). In such a case, Clause 40 (Amendments and waivers) will apply.

8.	Accordion Option

8.1	Definitions

For the purposes of this Clause 8:

“Accordion Increase” means, in relation to the Facility, a proposed increase in Commitments for the Facility.

“Accordion Increase Solicitation Period” means, in relation to an Accordion Increase Proposal, the period of time starting on the date of that Accordion Increase Proposal and ending on the date which falls 20 Business Days after the date of that Accordion Increase Proposal.

“Accordion Increase Proportion” means, in relation to the Proposed Additional Commitments set out in an Accordion Increase Proposal, the proportion borne from time to time by a Participating Lender’s proposed Commitment to those Proposed Additional Commitments.

“Accordion Increase Proposal” means a notice from the Company addressed to each Lender, substantially in the form set out in Schedule 12 (Form of Accordion Increase Proposal), which:

(A)	invites each Lender to participate in a proposed Accordion Increase; and

(B)	sets out the size of the proposed Accordion Increase (the “Proposed Additional Commitments”) and the fee proposed to be payable to Lenders under that proposed Accordion Increase.

“Accordion Increase Shortfall” means, in relation to the Proposed Additional Commitments set out in an Accordion Increase Proposal, any amount by which those Proposed Additional Commitments exceed the aggregate of the proposed Commitments offered by the Participating Lenders pursuant to paragraph (C) of Clause 8.2 (Selection of Accordion Increase Lenders) (as adjusted, if applicable, in accordance with the terms of Clause 8.2 (Selection of Accordion Increase Lenders)).

“Further Accordion Increase Shortfall” means, in relation to the Proposed Additional Commitments set out in an Accordion Increase Proposal, any amount by which those Proposed Additional Commitments continue to exceed the aggregate of the proposed Commitments offered by the Participating Lenders following the operation of paragraph (G) of Clause 8.2 (Selection of Accordion Increase Lenders).

“Participating Lender” means, in relation to an Accordion Increase Proposal, any Lender which makes an offer in respect of that Accordion Increase Proposal pursuant to Clause 8.2 (Selection of Accordion Increase Lenders).

8.2	Selection of Accordion Increase Lenders

(A)	The Company may request, by delivery to the Agent of an Accordion Increase Proposal, that the Total Commitments be increased.

(B)	The Agent shall promptly send on to each Lender a copy of any Accordion Increase Proposal received by it.

(C)

An Accordion Increase Proposal shall be deemed to be an invitation to each Lender to offer to provide all or a proportion of the Proposed Additional Commitments requested in that Accordion Increase Proposal.

(D)

No Lender is obliged to increase its Commitments under the Facility pursuant to an Accordion Increase Proposal and each Lender may decide, in its absolute discretion, whether or not to offer to increase its Commitments and without giving any reason for its decision. Any Lender who wishes to offer to increase its Commitments by reference to an Accordion Increase Proposal shall notify the Company and the Agent not later than 17:00 hours on the last day of the Accordion Increase Solicitation Period in respect of that Accordion Increase Proposal.

(E)

Each Participating Lender’s offer under paragraph (D) above (as adjusted, if applicable, pursuant to paragraphs (F) or (G) below) in respect of an Accordion Increase proposed in an Accordion Increase Proposal shall, unless otherwise agreed by all the Participating Lenders under that Accordion Increase Proposal, expire on the earlier of:

(1)	the day falling 20 Business Days after the last day of the Accordion Increase Solicitation Period relating to that Accordion Increase Proposal; and

(2)	the date of any Accordion Increase Proposal delivered in respect of that proposed Accordion Increase.

(F)

If the aggregate amount of the proposed increases in Commitments offered by the Participating Lenders pursuant to paragraph (D) above in respect of an Accordion Increase proposed in an Accordion Increase Proposal exceeds the Proposed Additional Commitments set out in that Accordion Increase Proposal, those proposed Commitments shall be reduced to the extent necessary such that each such Participating Lender’s proportion relating to such Proposed Additional Commitments is no greater than the proportion borne by the aggregate of its Commitments to the aggregate of the Commitments of all of the Lenders which are Participating Lenders in respect of that Accordion Increase Proposal.

(G)

If there is an Accordion Increase Shortfall relating to the Proposed Additional Commitments set out in an Accordion Increase Proposal, the Company shall invite each Participating Lender under that Accordion Increase Proposal to increase the proposed Commitment offered by it in respect of the Accordion Increase proposed in that Accordion Increase Proposal by an amount no greater than its Accordion Increase Proportion of that Accordion Increase Shortfall. Any Participating Lender who wishes to offer to increase its Commitments by reference to an Accordion Increase Proposal shall notify the Company and the Agent not later than 17:00 hours on the day falling 5 Business Days after the last day of the Accordion Increase Solicitation Period in respect of that Accordion Increase Proposal.

(H)

If there is a Further Accordion Increase Shortfall relating to the Proposed Additional Commitments set out in an Accordion Increase Proposal, the Company may, in any manner, invite any Eligible Institutions to offer proposed Commitments in respect of the Accordion Increase proposed in that Accordion Increase Proposal in a maximum aggregate amount no greater than that Further Accordion Increase Shortfall.

(I)

Each Participating Lender’s proposed Commitment specified in response to any Accordion Increase Proposal shall, unless that Participating Lender agrees to be allocated a Commitment in a lower amount, be in an amount equal to the amount of the proposed Commitment offered by that Participating Lender in response to that Accordion Increase Proposal (as adjusted, if applicable, pursuant to paragraph (F) and/or (G) above).

(J)

The Company may not amend any Accordion Increase Proposal but may withdraw an Accordion Increase Proposal at any time. Withdrawal of an Accordion Increase Proposal shall terminate the process set out in this Clause 8.2 in respect of the Accordion Increase proposed in that Accordion Increase Proposal and that Accordion Increase shall not be established. Any such withdrawal shall not prejudice any future Accordion Increase proposed by the Company.

8.3	Delivery of Accordion Increase Proposal

On completion of the solicitation process set out in Clause 8.2 (Selection of Accordion Increase Lenders), the Company and each relevant Lender and/or Eligible Institution (pursuant to paragraph (H) of Clause 8.2 (Selection of Accordion Increase Lenders)) above may request an increase in Commitments by the Company delivering to the Agent a duly completed Accordion Increase Proposal not later than three Business Days prior to the proposed Establishment Date specified in that Accordion Increase Proposal.

8.4	Maximum number of Accordion Increases

The Company may not deliver an Accordion Increase Proposal in respect of an Accordion Increase if, as a result of the establishment of the proposed Accordion Increase, more than 5 Accordion Increases would have been established under this Agreement.

8.5	Restrictions on Facility Increase

(A)

Any Accordion Increase shall be established as an increase in Commitments to the Facility and all other terms and condition of the Facility shall apply (without prejudice to any separate fee offered by the Company in respect of that Accordion Increase).

(B)	The aggregate of all Commitments established under all Accordion Increases shall not at any time exceed £150,000,000.

8.6	Conditions to establishment

(A)	The establishment of an increase in Commitments pursuant to an Accordion Increase will only be effected in accordance with Clause 8.7 (Establishment of Accordion Increase) if:

(1)	on the date of the Accordion Increase Proposal, no Default is continuing or would result from the establishment of the proposed increase in Commitments;

(2)	each Participating Lender, to the extent not already a Lender hereunder delivers an Accordion Increase Lender Certificate to the Agent and the Company;

(3)

the Agent and each Participating Lender has received (or arrangements are in place to its satisfaction that it is contracted to receive) such fees that are payable to it in accordance with Clause 8.11 (Increase Commitment Fees) and the Agent has received (in form and substance satisfactory to it) such documents (if any) as are reasonably necessary as a result of the establishment of that increase in Commitments to maintain the effectiveness of the guarantees, indemnities and other assurance against loss provided to the Finance Parties pursuant to the Finance Documents.

(B)	The Agent shall notify the Company and the Lenders promptly upon being satisfied under paragraph (A)(3) above.

(C)

Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (B) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

8.7	Establishment of Accordion Increase

(A)

If the conditions set out in this Agreement have been met, the relevant increase in Commitments will be effected in accordance with paragraph (C) below when the Agent executes an otherwise duly completed Accordion Increase Proposal.

(B)

The Agent shall, subject to paragraphs (C) and (D) below, as soon as reasonably practicable after receipt by it of a duly completed Accordion Increase Proposal appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Accordion Increase Proposal.

(C)

The Agent shall only be obliged to execute an Accordion Increase Proposal delivered to it by the Company once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the relevant Accordion Increase by a Participating Lender.

(D)	On the Establishment Date in respect of an Accordion Increase:

(1)	subject to the terms of this Agreement the relevant Participating Lenders shall commit the additional Commitments specified in the applicable Accordion Increase Proposal;

(2)

each Participating Lender shall assume all the obligations of a Lender corresponding to the additional Commitment (the “Assumed Commitment”) specified opposite its name in the relevant Accordion Increase Proposal as if it had been an Original Lender in respect of that Assumed Commitment;

(3)

each of the Obligors and each Participating Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and that Participating Lender would have assumed and/or acquired had that Participating Lender been an Original Lender in respect of the Assumed Commitment;

(4)

each Participating Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Participating Lender and those Finance Parties would have assumed and/or acquired had the Accordion Increase Lender been an Original Lender in respect of the Assumed Commitment; and

(5)	each Participating Lender shall become a Party as a “Lender” (to the extent is it is not already a Lender).

8.8	Notification of establishment

The Agent shall, as soon as reasonably practicable after the establishment of additional Commitments in relation to the Facility, notify the Company and the Lenders of that establishment and the relevant Establishment Date.

8.9	Prior amendments binding

Each Participating Lender, by executing an Accordion Increase Proposal confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the establishment of the relevant increase in Commitments became effective in accordance with this Agreement and that it is bound by that decision to the same extent as it would have been had it been an Original Lender.

8.10	Limitation of responsibility

Clause 29.5 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 8.10 in relation to any Participating Lender as if references in that Clause to:

(A)	an “Existing Lender” were references to all the Lenders immediately prior to the Establishment Date;

(B)	the “New Lender” were references to a “Participating Lender”; and

(C)	a “re-transfer” and “re-assignment” were references respectively to a “transfer” and “assignment”.

8.11	Increase Commitment Fees

(A)

The Company may pay to any Participating Lender who participates in an Accordion Increase a fee in the amount and at the times agreed between the Company and that Lender in a Fee Letter provided that each Accordion Increase Lender is paid the same fee in relation to that Accordion Increase (applied pro rata to its Assumed Commitments).

(B)

The Company shall pay (or shall procure payment to) the Agent for its own account an accordion agency fee on each increase in Commitments pursuant to an Accordion Increase in the amount and at the times agreed in a Fee Letter.

9.	Repayment

9.1	Subject to Clause 9.3 below, each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

9.2	Without prejudice to each Borrower’s obligation under Clause 9.1 above, if:

(A)	one or more Loans are to be made available to a Borrower:

(1)	on the same day that a maturing Loan is due to be repaid by that Borrower;

(2)	in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(3)	in whole or in part for the purpose of refinancing the maturing Loan; and

(B)

the proportion borne by each Lender’s participation in the maturing Loan to the amount of that maturing Loan is the same as the proportion borne by that Lender’s participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall, unless the relevant Borrower or the Company notifies the Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Loan so that:

(1)	if the amount of the maturing Loan exceeds the aggregate amount of the new Loans:

(a)	the relevant Borrower will only be required to make a payment under Clause 34.1 (Payments to the Agent) in an amount in the relevant currency equal to that excess; and

(b)

each Lender’s participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Loan and that Lender will not be required to make a payment under Clause 34.1 (Payments to the Agent) in respect of its participation in the new Loans; and

(2)	if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:

(a)	the relevant Borrower will not be required to make a payment under Clause 34.1 (Payments to the Agent); and

(b)

each Lender will be required to make a payment under Clause 34.1 (Payments to the Agent) in respect of its participation in the new Loans only to the extent that its participation in the new Loans exceeds that Lender’s participation in the maturing Loan and the remainder of that Lender’s participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Loan.

9.3

At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Loans then outstanding will be automatically extended to the Termination Date and will be treated as separate Loans (the “Separate Loans”) denominated in the currency in which the relevant participations are outstanding.

9.4

A Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving not less than five Business Days’ prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this Clause 9.4 to the Defaulting Lender concerned as soon as practicable on receipt.

9.5

Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by that Borrower to the Agent (for the account of that Defaulting Lender) on the last day of each Interest Period of that Loan.

9.6

The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with Clauses 9.3 to 9.5 above, in which case those paragraphs shall prevail in respect of any Separate Loan.

10.	Illegality, voluntary prepayment and cancellation

10.1	Illegality

If, in any applicable jurisdiction, it becomes unlawful for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(A)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(B)	upon the Agent notifying the Company, each Available Commitment of that Lender will be immediately cancelled; and

(C)

each Borrower shall repay that Lender’s participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender’s corresponding Commitment(s) shall be cancelled in the amount of the participations repaid.

10.2	Voluntary cancellation

The Company may, if it gives the Agent not less than five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of £500,000) of the Available Facility. Any cancellation under this Clause 10.2 shall reduce the Commitments of the Lenders rateably under the Facility.

10.3	Voluntary prepayment of Loans

(A)	A Borrower to which a Loan has been made may, if it or the Company gives the Agent not less than:

(1)	in the case of a Term Rate Loan, five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice; or

(2)	in the case of a Compounded Rate Loan and subject to paragraph (B) below, 5 RFR Banking Days’ (or such shorter period as the Majority Lenders may agree) prior notice,

prepay the whole or any part of a Loan (but if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of £500,000).

(B)

Notwithstanding paragraph (A)(2) above, with respect to a Compounded Rate Currency not more than four (4) voluntary prepayments of Compounded Rate Loans advanced in that Compounded Rate Currency may be made in whole or in part in any 12 month period (with the first such 12 month period commencing on the date of this Agreement).

10.4	Right of cancellation and repayment in relation to a single Lender

(A)	If:

(1)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (C) of Clause 18.2 (Tax gross-up); or

(2)	any Lender claims indemnification from the Company or an Obligor under Clause 18.3 (Tax indemnity) or Clause 19.1 (Increased costs),

the Company may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment(s) of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans.

(B)	On receipt of a notice referred to in paragraph (A) above in relation to a Lender, the Commitment(s) of that Lender shall immediately be reduced to zero.

(C)

On the last day of each Interest Period which ends after the Company has given notice under paragraph (A) above in relation to a Lender (or, if earlier, the date specified by the Company in that notice), each Borrower to which a Loan is outstanding shall repay that Lender’s participation in that Loan together with all interest and other amounts accrued under the Finance Documents.

10.5	Right of cancellation in relation to a Defaulting Lender

(A)

If any Lender becomes a Defaulting Lender, the Company may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent five Business Days’ notice of cancellation of the Available Commitment of that Lender.

(B)	On the notice referred to in paragraph (A) above becoming effective, the Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(C)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (A) above, notify all the Lenders.

11.	Change of Control

11.1	Change of Control and De-Listing

Upon the occurrence of a Change of Control or a De-Listing:

(A)	the Company shall promptly notify the Agent upon becoming aware of that event;

(B)	a Lender shall not be obliged to fund a Utilisation (except for a Rollover Loan); and

(C)

if a Lender so requires and notifies the Agent within ten days of the Company notifying the Agent of the event, the Agent shall, by not less than 30 days’ notice to the Company, cancel the Commitments of that Lender and declare the participation of that Lender in all outstanding Loans and Ancillary Facilities, together with accrued interest and all other amounts accrued under the Finance Documents, immediately due and payable, whereupon the Commitments of that Lender and its Ancillary Facilities will be cancelled and all such outstanding Loans, Ancillary Outstandings and amounts will become immediately due and payable.

11.2	Exit

Upon the occurrence of an Exit or a sale of all or substantially all of the assets of the Group:

(A)	the Company shall promptly notify the Agent upon becoming aware of that event;

(B)	a Lender shall not be obliged to fund a Utilisation (except for a Rollover Loan); and

(C)

the Facility will be cancelled and all outstanding Loans and Ancillary Outstandings, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

12.	Restrictions

12.1	Notices of Cancellation or Prepayment

Any notice of cancellation, prepayment, authorisation or other election given by any Party under Clause 10 (Illegality, voluntary prepayment and cancellation) shall (subject to the terms of those clauses) be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

12.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

12.3	Reborrowing

Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

12.4	Prepayment in accordance with Agreement

No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

12.5	No reinstatement of Commitments

Subject to Clause 2.3 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

12.6	Effect of repayment and prepayment on Commitments

If all or part of any Lender’s participation in a Loan is repaid or prepaid and is not available for redrawing (other than by operation of Clause 4.2 (Further conditions precedent)), an amount of that Lender’s Commitment (equal to the Base Currency Amount of the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

12.7	Application of prepayments

Any prepayment of a Loan (other than a prepayment pursuant to Clause 10.1 (Illegality), Clause 10.4 (Right of cancellation and repayment in relation to a single Lender), Clause 10.5 (Right of cancellation in relation to a Defaulting Lender) or Clause 11.1 (Change of Control and De-Listing) shall be applied pro rata to each Lender’s participation in that Loan.

13.	Interest

13.1	Calculation of interest – Term Rate Loans

The rate of interest on each Term Rate Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(A)	Margin; and

(B)	Term Reference Rate.

13.2	Calculation of interest – Compounded Rate Loans

(A)	The rate of interest on each Compounded Rate Loan for any day during an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(1)	Margin; and

(2)	Compounded Reference Rate for that day.

(B)

If any day during an Interest Period for a Compounded Rate Loan is not an RFR Banking Day, the rate of interest on that Compounded Rate Loan for that day will be the rate applicable to the immediately preceding RFR Banking Day.

13.3	Margin and Margin adjustments

(A)	Until the delivery of the Compliance Certificate in respect of the period ending 30 June 2023, the Margin in respect of any Loan will be 1.00 per cent. per annum.

(B)

Subject to paragraph (A) above and the other provisions of this sub-clause, the Margin in respect of any Loan will be calculated by reference to the table below and the information set out in the most recently delivered Compliance Certificate and financial statements for the relevant person:

Column 1 Net Leverage Ratio	Column 2 Margin in respect of Loans (per cent. per annum)

Equal to or greater than 2.00:1	1.65

Equal to or greater than 1.50:1 but less than 2.00:1	1.30

Equal to or greater than 1.00:1 but less than 1.50:1	1.15

Less than 1.00:1	1.00

(C)

Any change in the Margin will, subject to paragraph (D) below, apply on the date falling five Business Days following receipt by the Agent of each Compliance Certificate and financial statements and have effect until delivery to the Agent of the next Compliance Certificate and financial statements.

(D)	For so long as an Event of Default has occurred and is continuing, the Margin in respect of the Loans will be the highest rate, being 1.65 per cent. per annum.

13.4	Sustainability linked Margin adjustments

(A)	Following the Sustainability Effective Date, in respect of a Relevant Sustainability Period and provided that:

(1)

the Agent has received the documents and other evidence required to be delivered pursuant to Clause 25.3 (Sustainability Compliance Certificate) in form and substance satisfactory to the Agent in respect of that Relevant Sustainability Period; and

(2)	no Default is continuing on the applicable Sustainability Reporting Date,

the Base Margin shall be adjusted (or otherwise), by reference to information set out in the applicable Sustainability Compliance Certificate referred to in sub-paragraph (1) above, in the manner set out in the Sustainability Performance Target Notice.

(B)

If, in respect of any Relevant Sustainability Period, the Company fails to deliver a Sustainability Compliance Certificate and/or Sustainability Performance Report to the Agent in accordance with Clause 25.3 (Sustainability Compliance Certificate), the number of Sustainability Performance Targets met for that Relevant Sustainability Period shall be deemed to be zero (unless delivery of such Sustainability Compliance Certificate is remedied in accordance with paragraph (E) below).

(C)

If, in respect of any Relevant Sustainability Period, the Company delivers a Sustainability Compliance Certificate which, in the opinion of the Agent (acting on the instructions of the Lenders, each acting reasonably), does not contain sufficient information to determine whether a Sustainability Adjustment should apply, the number of Sustainability Performance Targets met for that Relevant Sustainability Period shall be deemed to be zero (unless remedied in accordance with paragraph (F) below).

(D)

Any adjustment (or otherwise) to the Base Margin pursuant to paragraph (A), paragraph (B) or paragraph (C) above by reference to the Sustainability Performance Target Notice (a “Sustainability Adjustment”) shall take effect on the date falling 5 Business Days after:

(1)	in the case of paragraph (A) above, the later to occur of:

(a)	receipt by the Agent of the relevant Sustainability Compliance Certificate pursuant to Clause 25.3 (Sustainability Compliance Certificate); or

(b)

receipt by the Agent of a Sustainability Compliance Certificate delivered in accordance with paragraph (E) below or sufficient information in form and substance satisfactory to the Agent (acting on the instructions of the Lenders, each acting reasonably) in order to allow the Agent to determine the Sustainability Adjustment that should apply in accordance with paragraph (F) below (as applicable);

(2)

in the case of paragraph (B) above, the latest date by which the relevant Sustainability Compliance Certificate should have been delivered (taking into account any grace period for delivery pursuant to paragraph (E) below); or

(3)

in the case of paragraph (C) above, the latest date by which the relevant Sustainability Compliance Certificate should have been delivered (taking into account any grace period for delivery pursuant to paragraph (F) below).

(E)

If the Company fails to deliver a Sustainability Compliance Certificate in respect of a Relevant Sustainability Period to the Agent by the latest date on which that Sustainability Compliance Certificate should have been delivered according to Clause 25.3 (Sustainability Compliance Certificate), but the Company subsequently delivers a Sustainability Compliance Certificate in respect of that Relevant Sustainability Period to the Agent within 15 Business Days of such date, any adjustment (or otherwise) to the Base Margin shall take place pursuant to paragraph (A) above as if such Sustainability Compliance Certificate had been delivered within the required time (provided that such adjustment (or otherwise) shall take effect on the date falling 5 Business Days after such subsequent delivery).

(F)

If, in the opinion of the Agent (acting on the instructions of the Lenders, each acting reasonably), a Sustainability Compliance Certificate which has been delivered according to Clause 25.3 (Sustainability Compliance Certificate) does not contain sufficient information to determine whether a Sustainability Adjustment should apply, the Company shall provide to the Agent such further information regarding that Sustainability Compliance Certificate and the Sustainability Performance Targets referred to therein as the Agent (acting on the instructions of the Lenders, each acting reasonably) may request in order to determine the Sustainability Adjustment that shall apply. If the Company delivers such information in form and substance satisfactory to the Agent (acting on the instructions of the Lenders, each acting reasonably) within 15 Business Days of such request from the Agent (or such longer time period which the Company and the Agent may agree), any adjustment (or otherwise) to the Base Margin shall take place pursuant to paragraph (A) above as if such Sustainability Compliance Certificate had been delivered with sufficient information in order to determine the applicable Sustainability Adjustment required time (provided that such adjustment (or otherwise) shall take effect on the date falling 5 Business Days after the delivery of such additional information).

(G)

If the Company has made a confirmation, representation or statement in connection with any Sustainability Compliance Certificate which is, or proves to have been, incorrect or misleading when made and, as a result a higher Margin should have applied during a certain period, then the Company shall promptly pay to the Agent (on behalf of the Lenders) any amounts necessary to put the Lenders in the position they would have been in had the correct rate of Margin applied during the relevant period.

(H)	For the avoidance of doubt:

(1)

if a Default has occurred and is continuing on any Sustainability Reporting Date, the Base Margin will not be adjusted and no adjustment may occur until the next determination of a Sustainability Adjustment (or otherwise) in accordance with the terms of this Clause 13.4;

(2)

if any Sustainability Performance Report has not been approved or has been qualified by the Approved Sustainability Reviewer, the Company will be deemed not to have met the applicable Sustainability Performance Target for the purpose of calculating any adjustment to the Base Margin;

(3)	no adjustment to the Base Margin in accordance with this Clause 13.4 will be made prior to the Sustainability Effective Date;

(4)	failure to achieve one or more Sustainability Performance Targets or to deliver a Sustainability Compliance Certificate to the Agent shall not result in a Default;

(5)

a Sustainability Adjustment in respect of a Sustainability Reporting Date shall apply from the time specified in respect of that Sustainability Reporting Date in paragraph (D) above until the next determination of a Sustainability Adjustment (or otherwise) in accordance with the terms of this Clause 13.4;

(6)	subject to paragraph (H) below, only one Sustainability Adjustment may be made in any Financial Year; and

(7)	following a Declassification Event, the Margin shall be determined pursuant to the definition of “Margin” in Clause 1.1 (Definitions) without any adjustments pursuant to this Clause 13.4.

(I)	The Base Margin may not be:

(1)	increased in aggregate by more than 0.05 per cent. per annum; or

(2)	decreased in aggregate by more than 0.05 per cent. per annum over the life of the Facility as a result of the operation of this Clause 13.4.

13.5	Payment of interest

(A)	The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period.

(B)

If the Compliance Certificate received by the Agent which relates to the relevant Annual Financial Statements shows that a higher Margin should have applied during a certain period, then the Company shall (or shall ensure the relevant Borrower shall) promptly pay to the Agent any amounts necessary to put the Agent and the Lenders in the position they would have been in had the appropriate rate of the Margin applied during such period.

13.6	Default interest

(A)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (B) below, is one per cent. per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 13.6 shall be immediately payable by the relevant Obligor on demand by the Agent.

(B)	If any overdue amount consists of all or part of a Term Rate Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(1)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(2)

the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. per annum higher than the rate which would have applied if the overdue amount had not become due.

(C)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

13.7	Notification of rates of interest

(A)	The Agent shall promptly notify the relevant Lenders and the relevant Borrower (or the Company) of the determination of a rate of interest relating to a Term Rate Loan.

(B)	The Agent shall, promptly upon a Compounded Rate Interest Payment being determinable, notify:

(1)	the relevant Borrower (and the Company) of that Compounded Rate Interest Payment;

(2)	each relevant Lender of the proportion of that Compounded Rate Interest Payment which relates to that Lender’s participation in the relevant Compounded Rate Loan; and

(3)	the relevant Lenders and the relevant Borrower (and the Company) of:

(a)	each applicable rate of interest relating to the determination of that Compounded Rate Interest Payment; and

(b)	to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan.

This paragraph (B) shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 16.4 (Cost of funds).

(C)	The Agent shall promptly notify the relevant Borrower (and the Company) of each Funding Rate relating to a Loan.

(D)

The Agent shall promptly notify the relevant Lenders and the relevant Borrower of the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 16.4 (Cost of funds) applies.

(E)	This Clause 13.7 shall not require the Agent to make any notification to any Party on a day which is not a Business Day.

14.	Sustainability Linked Facility

14.1	Sustainability Linked Facility

(A)

The Company may, at any time before the Sustainability Longstop Date, request the classification of the Facility as a sustainability-linked Facility by delivering to the Agent the duly completed Sustainability Performance Target Notice.

(B)

The Sustainability Performance Target Notice will not be regarded as having been duly completed unless it appends the Initial SLL Report and sets out (in reasonable detail including calculations where relevant to the satisfaction of the Agent (acting on the instructions of the Lenders (acting reasonably)):

(1)	the relevant Key Performance Indicator(s);

(2)	the Baseline Performance of such Key Performance Indicator(s);

(3)	the Sustainability Performance Target(s);

(4)	the proposed Sustainability Adjustment;

(5)	the details of the Approved Sustainability Reviewer; and

(6)	any other supporting information and/or due diligence requested by the Agent.

(C)	The classification of the Facility as a sustainability-linked Facility and the corresponding Sustainability Performance Target(s) will only be effected in accordance with paragraph (D) below if:

(1)	at least one Month prior to the proposed Sustainability Effective Date the Company has notified the Agent that it intends to deliver the Sustainability Performance Target Notice;

(2)	on the date of the Sustainability Performance Target Notice and on the Sustainability Effective Date:

(a)	no Default is continuing; and

(b)	the Repeating Representations to be made by each Obligor are true; and

(3)	the Agent (acting on the instructions of all Lenders acting in their absolute discretion) countersigns the Sustainability Performance Target Notice and confirms the Sustainability Effective Date.

(D)

If the conditions set out in paragraphs (B) and (C) above have been met, the classification of the sustainability-linked Facility is effected and the corresponding Sustainability Performance Target(s) is/are established when the Agent executes the otherwise duly completed Sustainability Performance Target Notice.

(E)

The Agent shall, as soon as reasonably practicable after the classification of the sustainability-linked Facility and the establishment of the corresponding Sustainability Performance Target(s), notify the Company and the Lenders of that classification and the Sustainability Effective Date and shall provide them with a copy of the executed Sustainability Performance Target Notice.

(F)

Until the date on which the Agent notifies the Company and the Lenders pursuant to paragraph (E) above that the Sustainability Effective Date has occurred and that the Facility is classified as a sustainability-linked Facility, no Party shall be entitled to:

(1)	represent in any external communication, marketing or publication that the Facility has been classified as a sustainability-linked Facility; or

(2)	represent in any internal communication, marketing or publication that the Facility has been classified as a sustainability-linked Facility.

14.2	Disclosure of information

(A)

From the Sustainability Effective Date, but prior to a Declassification Event, the Company may represent in any internal or external communication, marketing or publication that the Facility has been classified as sustainability-linked, provided however that the initial press release of the Facility being sustainability-linked is subject to the approval of the Sustainability Coordinator (such approval not to be unreasonably withheld or delayed).

(B)

Following the earlier to occur of (x) the date, on or following the Sustainability Effective Date, on which the Company has made its own announcement that the Facility has been classified as a sustainability-linked Facility and (y) the date falling 10 Business Days after the Sustainability Effective Date, a Finance Party may (at any time):

(1)

make any public announcement relating to the sustainability linked loans or any sustainability linked Facility, at its own expense, in such newspapers, websites, social media, brochures, tombstones and/or periodicals as it may choose, which announcements may, without limitation, set out the quantum of the sustainability linked loans; or

(2)	send information relating to the sustainability linked loans or the Company to ratings agencies, external report providers and organisations responsible for ranking professional parties in the market.

(C)

If requested by a Finance Party following the earlier to occur of (x) the date, on or following the Sustainability Effective Date, on which the Company has made its own announcement that the Facility has been classified as a sustainability-linked Facility and (y) the date falling 10 Business Days after the Sustainability Effective Date and up to and including the occurrence of a Declassification Event which is continuing, the Company will confirm that Finance Party’s role in relation to the sustainability linked Facility for inclusion in league tables published by deal data and information providers such as (without limitation) Bloomberg, Dealogic and Thomson Financial.

14.3	Material Sustainability Event

(A)

If a Material Sustainability Event falling within paragraph (A) or (B) of that defined term occurs, then the Company and the Agent (acting on behalf of all the Lenders) shall negotiate in good faith for a period of no longer than 90 days following the date of such Material Sustainability Event to make appropriate adjustments to the Sustainability Performance Targets in the Sustainability Performance Target Notice.

(B)

If a Material Sustainability Event falling within paragraph (C), (D) or (E) of that defined term occurs, the Company and the Agent (acting on behalf of all Lenders, acting in good faith) shall have no longer than 90 days following the date of such Material Sustainability Event to:

(1)	agree an amendment to the relevant Sustainability Performance Target and/or Key Performance Indicator or waiver of the applicable Material Sustainability Event; or

(2)	in the case of paragraph (C) of the definition of Material Sustainability Event only, remedy such event to the satisfaction of the Agent (acting on behalf of all Lenders, acting reasonably).

(C)	If:

(1)	the Company and the Agent (acting on the instructions of all the Lenders, acting in good faith) are unable to agree the:

(a)	adjustments contemplated by paragraph (A) above; or

(b)	amendment or waivers contemplated under paragraph (B)(1) above; or

(2)	the Company is unable to effect a remedy as contemplated under paragraph (B)(2) above,

in any case within 90 days of the date of the occurrence of the relevant Material Sustainability Event, then the Facility shall be declassified as a sustainability-linked loan and Clause 27.26 (Declassification) shall apply.

(D)

Any adjustments agreed pursuant to paragraph (A) or amendments or waivers agreed pursuant to paragraph (B) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(E)

If the Agent (acting on the instructions of the Majority Lenders) wishes to discuss the Sustainability Performance Targets (including any proposed amendments) with the Company at any time following the Sustainability Effective Date, the Agent shall notify the Company stating the questions or issues which the Agent (acting on the instructions of the Majority Lenders) wishes to discuss with the directors of the Company. The Agent shall not be permitted to notify the Company pursuant to this paragraph (E) more than twice in any Financial Year, save that this restriction shall not apply at any time when a Material Sustainability Event has occurred and is continuing.

15.	Interest Periods

15.1	Selection of Interest Periods and Terms

(A)	A Borrower (or the Company on behalf of a Borrower) may select an Interest Period in the Utilisation Request for that Loan.

(B)

Subject to this Clause 15, a Borrower (or the Company) may select an Interest Period of any period specified in the applicable Reference Rate Terms or any other period agreed between the Company, the Agent and all the Lenders in relation to the relevant Loan.

(C)	An Interest Period for a Loan shall not extend beyond the Termination Date.

(D)	Each Interest Period for a Loan shall start on its Utilisation Date.

(E)	A Loan has one Interest Period only.

(F)	No Interest Period for a Loan or Unpaid Sum shall be longer than six Months.

15.2	Non-Business Days

Any rules specified as “Business Day Conventions” in the applicable Reference Rate Terms for a Loan or Unpaid Sum shall apply to each Interest Period for that Loan or Unpaid Sum.

16.	Changes to the calculation of Interest

16.1	Interest calculation if no Primary Term Rate

(A)	Interpolated Primary Term Rate

If no Primary Term Rate is available for the Interest Period of a Term Rate Loan, the applicable Term Reference Rate shall be the Interpolated Primary Term Rate for a period equal in length to the Interest Period of that Term Rate Loan.

(B)	Shortened Interest Period

If paragraph (A) applies, but it is not possible to calculate the Interpolated Primary Term Rate, the Interest Period of that Term Rate Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable Term Reference Rate for that shortened Interest Period shall be determined pursuant to the definition of “Term Reference Rate”.

(C)	Shortened Interest Period and Historic Primary Term Rate

If paragraph (B) above applies but no Primary Term Rate is available for the Interest Period of the Term Rate Loan and it is not possible to calculate the Interpolated Primary Term Rate, the applicable Term Reference Rate shall be the Historic Primary Term Rate for that Term Rate Loan.

(D)	Shortened Interest Period and Interpolated Historic Primary Term Rate

If paragraph (C) above applies but no Historic Primary Term Rate is available for the Interest Period of that Term Rate Loan, the applicable Term Reference Rate shall be the Interpolated Historic Primary Term Rate for a period equal in length to the Interest Period of that Term Rate Loan.

(E)	Cost of funds

If paragraph (D) above applies but it is not possible to calculate the Interpolated Historic Primary Term Rate, Clause 16.4 (Cost of funds) shall apply to that Term Rate Loan for that Interest Period.

16.2	Interest calculation if no RFR or Central Bank Rate

If:

(A)

there is no applicable RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and

(B)	“Cost of funds will apply as a fallback” is specified in respect of that Compounded Rate Loan in the Reference Rate Terms for that Compounded Rate Loan,

then Clause 16.4 (Cost of funds) shall apply to that Compounded Rate Loan for that Interest Period.

16.3	Market disruption

If:

(A)	a Market Disruption Rate is specified in the Reference Rate Terms for a Loan; and

(B)

before the Reporting Time for that Loan, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 50 per cent. of that Loan) that its cost of funds relating to its participation in that Loan would be in excess of that Market Disruption Rate, then Clause 16.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

16.4	Cost of funds

(A)

If this Clause 16.4 applies to a Loan for an Interest Period neither Clause 16.1 (Calculation of interest—Term Rate Loans) nor Clause 16.2 (Calculation of interest—Compounded Rate Loans) shall apply to that Loan for that Interest Period and the rate of interest on that Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(1)	the applicable Margin; and

(2)

the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event by the Reporting Time for that Loan, to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in that Loan.

(B)

If this Clause 16.4 applies and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(C)	Any alternative basis agreed pursuant to paragraph (B) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(D)	If this Clause 16.4 applies pursuant to Clause 16.3 (Market disruption) and:

(1)	a Lender’s Funding Rate is less than the relevant Market Disruption Rate; or

(2)	a Lender does not notify a rate to the Agent by the relevant Reporting Time,

that Lender’s cost of funds relating to its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (A) above, to be the Market Disruption Rate for that Loan.

(E)

Subject to paragraph (D) above, if this Clause 16.4 applies but any Lender does not notify a rate to the Agent by the Reporting Time for the relevant Loan, the rate of interest shall be calculated on the basis of the rates notified by the remaining Lenders.

16.5	Notification to Company

If Clause 16.4 (Cost of funds) applies the Agent shall, as soon as is practicable, notify the Company.

16.6	Break Costs

(A)

If an amount is specified as Break Costs in the Reference Rate Terms for a Loan or Unpaid Sum, each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs (if any) attributable to all or any part of that Loan or Unpaid Sum being paid by that Borrower on a day prior to the last day of an Interest Period for that Loan or Unpaid Sum.

(B)

Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become, or may become, payable.

17.	Fees

17.1	Commitment fee

(A)

The Company shall pay to the Agent (for the account of each Lender) a fee computed at the rate of 35 per cent. per annum of the applicable Margin on that Lender’s Available Commitment for the Availability Period.

(B)

The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the relevant Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

(C)	No commitment fee is payable to the Agent (for the account of a Lender) on any Available Commitment of that Lender for any day on which that Lender is a Defaulting Lender.

17.2	Arrangement fee

The Company shall pay to the Mandated Lead Arrangers an arrangement fee in the amount and at the times agreed in a Fee Letter.

17.3	Agency fee

The Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

17.4	Sustainability Coordination fee

The Company shall pay to the Sustainability Coordinator a Sustainability coordination fee in the amount and at the times agreed in a Fee Letter.

17.5	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the Borrower of that Ancillary Facility based upon normal market rates and terms.

17.6	Utilisation fee

(A)

The Obligors’ Agent must pay to the Agent (for the account of the Lenders pro rata to their Commitments) a utilisation fee in GBP in respect of the aggregate amount of the Loans outstanding (the “Total Outstandings”) under the Facility computed at the rate equal to:

(1)	0.15 per cent. per annum for each day that the Total Outstandings is greater than or equal to 33.3 per cent. and is less than 66.6 per cent. of the Total Commitments;

(2)	0.30 per cent. per annum for each day that the Total Outstandings equals or exceeds 66.6 per cent. of the Total Commitments.

(B)

The accrued utilisation fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the relevant Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

18.	Tax Gross-up and Indemnities

18.1	Definitions

In this Agreement:

“Borrower DTTP Filing” means an H.M. Revenue & Customs’ Form DTTP2 duly completed and filed by the relevant Borrower, which:

(A)

where it relates to a Treaty Lender that is an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated opposite that Lender’s name in Part 2 of Schedule 1 (The Original Parties), and

(1)	where the Borrower is an Original Borrower, is filed with H.M. Revenue & Customs within 30 days of the date of this Agreement; or

(2)	where the Borrower is an Additional Borrower, is filed with H.M. Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower; or

(B)

where it relates to a Treaty Lender that is not an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Lender in the documentation which it executes on becoming a Party as a Lender; and

(1)	where the Borrower is a Borrower as at the date on which that Treaty Lender becomes a Party as a Lender, is filed with H.M. Revenue & Customs within 30 days of that date; or

(2)

where the Borrower is not a Borrower as at the date on which that Treaty Lender becomes a Party as a Lender, is filed with H.M. Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower.

“Excluded US Tax” means any of the following Taxes imposed on or with respect to a Lender or Agent or required to be withheld or deducted from a payment to a Lender or Agent, pursuant to the laws of the United States:

(A)	Taxes imposed on or measured by net income (however denominated), franchise Taxes and branch profits Taxes, in each case:

(1)

imposed as a result of such Lender or Agent being organised under the laws of or having its principal office, or in the case of any Lender its applicable lending office, located in the jurisdiction imposing such Tax (or any political subdivision thereof); or

(2)

that are Taxes imposed as a result of a present or former connection between such Lender or Agent and the jurisdiction imposing such Tax (other than connections arising solely from such Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Finance Document or sold or assigned an interest in any Loan or Finance Document);

(B)

in the case of a Lender, US federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment extended to a US Borrower pursuant to a law in effect on the date on which:

(1)

such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Clause 10.4 (Right of cancellation and repayment in relation to a single Lender) or Clause 10.5 (Right of cancellation in relation to a Defaulting Lender)); or

(2)

such Lender changes its lending office, except in each case to the extent that, pursuant to this Clause 18, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; and

Taxes attributable to such recipient’s failure to comply with Clause 18.5(B) (Lender Status Confirmation).

“Form DTTP2” means H.M. Revenue & Customs Form DTTP2, Form DTTP2A or such other prescribed form of notification as H.M. Revenue & Customs specifies from time to time shall be used pursuant to the HMRC DT Treaty Passport scheme.

“Protected Party” means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means:

(A)	a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(1)	a Lender:

(a)

which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

(b)

in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(2)	a Lender which is:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA;

(c)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(3)	a Treaty Lender; or

(B)	a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Finance Document.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(A)	a company resident in the United Kingdom for United Kingdom tax purposes;

(B)	a partnership each member of which is:

(1)	a company so resident in the United Kingdom; or

(2)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(C)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 18.2 (Tax gross-up) or a payment under Clause 18.3 (Tax indemnity).

“Treaty Lender” means a Lender which:

(A)	is treated as a resident of a Treaty State for the purposes of the Treaty;

(B)	does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(C)

subject to completion of any necessary procedural formalities, meets any other relevant conditions or requirements for full exemption from Tax imposed by the United Kingdom on interest pursuant to the relevant Treaty.

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

“UK Non-Bank Lender” means:

(A)	a Lender which is an Original Lender and has indicated its status as a UK Non-Bank Lender in Part 2 of Schedule 1; or

(A)	a Lender which is not an Original Lender and which gives a Tax Confirmation in the documentation which it executes on becoming a Party as a Lender.

“US Qualifying Lender” means a Lender which is:

(A)	a US person;

(B)	a US Treaty Lender;

(C)	otherwise entitled to receive all payments of interest under the Finance Documents without deduction or withholding of any US federal withholding Taxes (excluding any Taxes imposed under FATCA).

“US Tax Compliance Certificate” shall have the meaning ascribed thereto in Clause 18.5 (Lender status confirmation).

“US Treaty Lender” means a Lender which:

(A)	is treated as a resident of a US Treaty State for the purposes of the US Treaty;

(B)	does not carry on a business in the United States through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(C)	meets all other conditions in the US Treaty for full exemption from US federal withholding Taxes on interest payable to that Lender in respect of an advance under a Finance Document.

“US Treaty State” means a jurisdiction having a double taxation agreement (a “US Treaty”) with the United States which makes provision for full exemption from tax imposed by the United States on interest.

Unless a contrary indication appears, in this Clause 18 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

18.2	Tax gross-up

(A)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(B)

The Company shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(C)

If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(D)	A payment shall not be increased under Clause 18.2(C) above by reason of a Tax Deduction on account of Tax imposed by the United Kingdom, if on the date on which the payment falls due:

(1)

the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(2)	the relevant Lender is a Qualifying Lender solely by virtue of paragraph (A)(2) of the definition of “Qualifying Lender” and:

(a)

an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Obligor making the payment or from the Company a certified copy of that Direction; and

(b)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(3)	the relevant Lender is a Qualifying Lender solely by virtue of paragraph (A)(2) of the definition of “Qualifying Lender” and:

(a)	the relevant Lender has not given a Tax Confirmation to the Company; and

(b)

the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Company, on the basis that the Tax Confirmation would have enabled the Company to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(4)

the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under Clause 18.2(G) or (H) (as applicable) below.

(E)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(F)

Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(G)

(1)

Subject to Clause 18.2(G)(2) below, a Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(2)

(a)

A Treaty Lender which is an Original Lender and that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Part 2 of Schedule 1 (The Original Parties); and

(b)

a Treaty Lender which is not an Original Lender and that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the documentation which it executes on becoming a Party as a Lender, and, having done so, that Lender shall be under no obligation pursuant to Clause 18.2(G)(1) above.

(H)	If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with Clause 18.2(G)(2) above and:

(1)	a Borrower making a payment to that Lender has not made a Borrower DTTP Filing in respect of that Lender; or

(2)	a Borrower making a payment to that Lender has made a Borrower DTTP Filing in respect of that Lender but:

(a)	that Borrower DTTP Filing has been rejected by H.M. Revenue & Customs; or

(b)	H.M. Revenue & Customs has not given the Borrower authority to make payments to that Lender without a Tax Deduction within 30 days of the date of the Borrower DTTP Filing,

and in each case, the Borrower has notified that Lender in writing, that Lender and the Borrower shall co-operate in completing any additional procedural formalities necessary for that Borrower to obtain authorisation to make that payment without a Tax Deduction.

(I)

If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with Clause 18.2(G)(2) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s Commitment(s) or its funding of any Loan unless the Lender otherwise agrees.

(J)	A Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Agent for delivery to the relevant Lender.

(K)	A UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Company by entering into this Agreement.

(L)	A UK Non-Bank Lender shall promptly notify the Company and the Agent if there is any change in the position from that set out in the Tax Confirmation.

(M)	A payment shall not be increased under Clause 18.2(C) above by reason of a Tax Deduction on account of an Excluded US Tax.

18.3	Tax indemnity

(A)

The Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(B)	Clause 18.3(A) above shall not apply:

(1)	with respect to any Tax assessed on a Finance Party:

(a)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(b)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(2)	to the extent a loss, liability or cost:

(a)	is compensated for by an increased payment under Clause 18.2 (Tax gross-up); or

(b)

would have been compensated for by an increased payment under Clause 18.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (D) or (M) of Clause 18.2 (Tax gross-up) applied; or

(c)	relates to a FATCA Deduction required to be made by a Party.

(C)

A Protected Party making, or intending to make a claim under Clause 18.3(A) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(D)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 18.3, notify the Agent.

18.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(A)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(B)	that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

18.5	Lender status confirmation

(A)

Each Lender which is not an Original Lender shall indicate, in the documentation which it executes on becoming a Party as a Lender, and for the benefit of the Agent and without liability to any Obligor, which of the following categories it falls in:

(1)	with respect to a UK Borrower:

(a)	not a Qualifying Lender;

(b)	a Qualifying Lender (other than a Treaty Lender); or

(c)	a Treaty Lender;

(2)	with respect to a US Borrower:

(a)	not a US Qualifying Lender;

(b)	a US Qualifying Lender (other than a US Treaty Lender); or

(c)	a US Treaty Lender.

If such a Lender fails to indicate its status in accordance with this Clause 18.5 then that Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Lender and not a US Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Company). For the avoidance of doubt, the documentation which a Lender executes on becoming a Party as a Lender shall not be invalidated by any failure of a Lender to comply with this Clause 18.5.

(B)

Without limiting the generality of the foregoing, (i) in the case of a Lender that is an Original Lender, 30 days from the date of this Agreement, and from time to time thereafter as reasonably requested by the Agent or any US Borrower and (ii) in the case of a Lender other than an Original Lender, on or prior to the date on which a Lender becomes a Party as a Lender to a US Borrower, and from time to time thereafter as reasonably requested by the Agent or any US Borrower:

(1)	any Lender that is a US Person shall deliver to each US Borrower and the Agent an executed copy of IRS Form W-9 certifying that such Lender is exempt from US federal backup withholding tax;

(2)	any Non-US Lender shall, to the extent that it is legally entitled to do so, deliver to each US Borrower and the Agent an executed copy of whichever of the following is applicable:

(a)	IRS Form W-8BEN or IRS Form W-8BEN-E;

(b)

in the case of a Non-US Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Finance Document, an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Finance Document, an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty:

(c)	an executed copy of IRS Form W-8ECI;

(d)

in the case of a Non-US Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code (x) a certificate substantially in the form of Schedule 14 (Form of US Tax Compliance Certificate (For Non-US Lenders That Are Not Partnerships For US Federal Income Tax Purposes)) to the effect that such Non-US Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the US Borrower within the meaning of Section 871(h)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “US Tax Compliance Certificate”) and (y) an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(e)

to the extent a Non-US Lender is not the beneficial owner, an executed copy of IRS Form W-8IMY, accompanied by an executed copy of IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a US Tax Compliance Certificate substantially in the form of Schedule 15 (Form of US Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For US Federal Income Tax Purposes)) or schedule 16 (Form of US Tax Compliance Certificate (For Foreign Participants That Are Partnerships For US Federal Income Tax Purposes)), IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable, provided that if the Non-US Lender is a partnership and one or more direct or indirect partners of such Non-US Lender are claiming the portfolio interest exemption, such Non-US Lender may provide a US Tax Compliance Certificate substantially in the form of schedule 17 (Form of US Tax Compliance Certificate (For Non-US Lenders That Are Partnerships For US Federal Income Tax Purposes)) on behalf of each such direct and indirect partner.

(C)

A Non-US Lender (1) that is an Original Lender, shall, to the extent it is legally entitled to do so, deliver to each US Borrower and the Agent 30 days from the date of this Agreement (and from time to time thereafter), upon the reasonable request of a US Borrower or the Agent, and (2) that is not an Original Lender, shall, to the extent it is legally entitled to do so, deliver to each US Borrower and the Agent on or prior to the date on which such Non-US Lender becomes a Lender under this agreement (and from time to time thereafter), upon the reasonable request of a US Borrower or the Agent, an executed copy of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in US federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit such Borrower or the Agent to determine the withholding or deduction required to be made.

(D)

Each Lender agrees that if any form or certification it previously delivered pursuant to Clause 18.5(B) expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification (upon request by a US Borrower in the case of expiration or obsolescence) or promptly notify the Borrower and the Agent in writing of its legal inability to do so.

(E)	For the avoidance of doubt, an IRS form or other documentation required under Clause 18.5(B) or may be provided as a single copy in electronic form.

18.6	Stamp taxes

The Company shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document other than any stamp duty, stamp duty reserve tax, stamp duty land tax or any other transfer, stamp, registration or similar tax arising on a transfer or assignment of this Agreement pursuant to Clause 29 (Changes to the Lenders), save for where such transfer or assignment is made at the request of an Obligor or in connection with an Event of Default which is continuing.

18.7	VAT

(A)

All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (B) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(B)

If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(1)

(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (1) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)

(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(C)

Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(D)

Any reference in this Clause 18.7 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to any member of such group which is responsible for accounting for, or paying, VAT on behalf of such group, or on behalf of any or all of the members thereof.

(E)

In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

18.8	FATCA information

(A)	Subject to Clause 18.8(C) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(1)	confirm to that other Party whether it is:

(a)	a FATCA Exempt Party; or

(b)	not a FATCA Exempt Party;

(2)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(3)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(B)

If a Party confirms to another Party pursuant to Clause 18.8(A)(1) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(C)

Clause 18.8(A) above shall not oblige any Finance Party to do anything, and Clause 18.8(A)(3) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(1)	any law or regulation;

(2)	any fiduciary duty; or

(3)	any duty of confidentiality.

(D)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (A)(1) or (A)(2) above (including, for the avoidance of doubt, where paragraph (C) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(E)

If a Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(1)	where an Original Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(2)	where a Borrower is a US Tax Obligor on a date on which any other Lender becomes a Party as a Lender, that date;

(3)	the date a new US Tax Obligor accedes as a Borrower; or

(4)	where a Borrower is not a US Tax Obligor, the date of a request from the Agent,

supply to the Agent:

(a)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(b)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(F)	The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (E) above to the relevant Borrower.

(G)

If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (E) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the relevant Borrower.

(H)

The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (E) or (G) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (E), (F) or (G) above.

18.9	FATCA Deduction

(A)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(B)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

19.	Increased Costs

19.1	Increased costs

(A)

Subject to Clause 19.3 (Exceptions) the Company shall, within three Business Days of a demand by the Agent, pay (or procure the payment of) for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(1)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation;

(2)	compliance with any law or regulation made after the date of this Agreement; or

(3)

the implementation or application of, or compliance with Basel III or any other law or regulation which implements Basel III including, for the avoidance of doubt and without prejudice to the foregoing generality, CRD IV (whether such implementation, application or compliance is by a government, regulator, a Finance Party or any of its Affiliates), provided, however, that for purposes of this Agreement, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, rules, requests, guidelines and directives in connection therewith shall be deemed to be a change in law or regulation regardless of the date enacted, adopted or issued.

(B)	In this Agreement

(1)	“Increased Costs” means:

(a)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(b)	an additional or increased cost; or

(c)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

(2)	“Basel III” means:

(a)

the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)

the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement Rules Text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

(3)	“CRD IV” means EU CRD IV and UK CRD IV.

(4)	“EU CRD IV” means:

(a)

Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012 (“CRR”); and

(b)

Directive 2013/36/EU of the European Parliament and the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC (“CRD”).

(5)	“UK CRD IV” means:

(a)	CRR as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “Withdrawal Act”);

(b)

the law of the United Kingdom or any part of it, which immediately before IP completion day (as defined in the European Union (Withdrawal Agreement) Act 2020 (“WAA”)) implemented CRD and its implementing measures;

(c)

direct EU legislation (as defined in the Withdrawal Act), which immediately before IP completion day (as defined in the WAA) implemented EU CRD IV as it forms part of domestic law of the United Kingdom by virtue of the Withdrawal Act; and

(d)

any law or regulation of the United Kingdom which introduces into domestic law of the United Kingdom a provision which is equivalent to a provision set out in CRR or CRD and/or implements Basel III standards.

19.2	Increased cost claims

(A)

A Finance Party intending to make a claim pursuant to Clause 19.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(B)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

19.3	Exceptions

(A)	Clause 19.1 (Increased costs) does not apply to the extent any Increased Cost is:

(1)	attributable to a Tax Deduction required by law to be made by an Obligor;

(2)	attributable to a FATCA Deduction required to be made by a Party;

(3)

compensated for by Clause 18.3 (Tax indemnity) (or would have been compensated for under Clause 18.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (B) of Clause 18.3 (Tax indemnity) applied);

(4)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(B)	In this Clause 19.3 reference to a “Tax Deduction” has the same meaning given to the term in Clause 18.1 (Definitions).

20.	Other Indemnities

20.1	Currency indemnity

(A)

If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(1)	making or filing a claim or proof against that Obligor; or

(2)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(B)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

20.2	Other indemnities

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify the Mandated Lead Arrangers and each other Finance Party against any cost, loss or liability incurred by it as a result of:

(A)	the occurrence of any Event of Default;

(B)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 33 (Sharing among the Finance Parties);

(C)

funding, or making arrangements to fund, its participation in a Loan requested by the Company or a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); and

(D)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company.

20.3	Indemnity to the Agent

The Company shall promptly (or shall procure that an Obligor will), within five Business Days of demand, indemnify the Agent against:

(A)	any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(1)	investigating any event which it reasonably believes is a Default;

(2)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(3)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and

(B)

any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to payment systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents.

20.4	Indemnity to the Sustainability Coordinator

The Company shall promptly (or shall procure that an Obligor will), within five Business Days of demand, indemnify the Sustainability Coordinator against:

(A)	any cost, loss or liability incurred by the Sustainability Coordinator (acting reasonably) as a result of:

(1)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(2)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and

(B)

any cost, loss or liability incurred by the Sustainability Coordinator (otherwise than by reason of the Sustainability Coordinator’s gross negligence or wilful misconduct) in acting as Sustainability Coordinator under the Finance Documents.

20.5	Indemnities as continuing obligations

Each indemnity given by a party under or in connection with a Finance Document is a continuing obligation, independent of the party’s other obligations under or in connection with that or any other Finance Document and survives after that Finance Document is terminated unless otherwise terminated in writing with the agreement of the Agent. It is not necessary for a Finance Party to pay any amount or incur any expense before enforcing an indemnity under or in connection with a Finance Document.

21.	Mitigation by the Lenders

21.1	Mitigation

(A)

Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 10.1 (Illegality), Clause 18 (Tax Gross-up and Indemnities) or Clause 19 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(B)	Paragraph (A) above does not in any way limit the obligations of any Obligor under the Finance Documents.

21.2	Limitation of liability

(A)	The Company shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 21.1 (Mitigation).

(B)	A Finance Party is not obliged to take any steps under Clause 21.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

22.	Costs and Expenses

22.1	Transaction expenses

The Company shall, within five Business Days of demand, pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing, execution and perfection of:

(A)	this Agreement and any other documents referred to in this Agreement; and

(B)	any other Finance Documents executed after the date of this Agreement,

in each case provided that the Company has approved the fee arrangements of any professional advisers involved.

22.2	Amendment costs

If:

(A)	an Obligor requests an amendment, waiver or consent; or

(B)	an amendment is required pursuant to Clause 34.10 (Change of currency),

the Company shall, within five Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement, in each case provided that the Company has approved the fee arrangements of any professional advisers involved.

22.3	Enforcement costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

23.	Guarantee and Indemnity

23.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(A)	guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor’s obligations under the Finance Documents;

(B)

undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(C)

agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 23 if the amount claimed had been recoverable on the basis of a guarantee.

23.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

23.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 23 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

23.4	Waiver of defences

The obligations of each Guarantor under this Clause 23 will not be affected by an act, omission, matter or thing which, but for this Clause 23, would reduce, release or prejudice any of its obligations under this Clause 23 (without limitation and whether or not known to it or any Finance Party) including:

(A)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(B)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(C)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(D)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(E)

any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(F)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(G)	any insolvency or similar proceedings.

23.5	Guarantor Intent

Without prejudice to the generality of Clause 23.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents (including, without limitation, any increase in the Facility which is effected in accordance with the terms of this Agreement) for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

23.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 23. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

23.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(A)

refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(B)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 23.

23.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 23:

(A)	to be indemnified by an Obligor;

(B)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(C)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(D)

to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 23.1 (Guarantee and Indemnity);

(E)	to exercise any right of set-off against any Obligor; and/or

(F)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for (or, if a trust is not recognised in a relevant jurisdiction, for the benefit of) the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 34 (Payment mechanics).

23.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(A)

that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(B)

each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

23.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

23.11	Guarantee Limitations

(A)

Each US Obligor and each Finance Party (by its acceptance of the benefits of the guarantee under this Clause 23) hereby confirms that it is its intention that the guarantee under this Clause 23 shall not constitute a fraudulent transfer or conveyance for purposes of any bankruptcy, insolvency or similar law, the Uniform Fraudulent Conveyance Act or any similar federal, state or foreign law. To effectuate the foregoing intention, each US Obligor and each Finance Party (by its acceptance of the benefits of the guarantee under this Clause 23) hereby irrevocably agrees that the maximum aggregate amount of the obligations for which such US Obligor shall be liable under such guarantee shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such US Obligor that are relevant under such laws, and after giving effect to any rights to contribution pursuant to any agreement providing for equitable contribution among such US Obligor and the other Obligors, result in such obligations of such US Obligor not constituting a fraudulent transfer or conveyance.

(B)

Notwithstanding anything to the contrary set forth in this Agreement or any other Finance Document, no such agreement shall guarantee or secure the satisfaction of Excluded Swap Obligations, and Excluded Swap Obligations shall be deemed to be excluded from the obligations of the Obligors to the Finance Parties under the Finance Documents and from any comparable obligations set forth in any other Finance Document.

(C)

Notwithstanding anything to the contrary in this Agreement or any other Finance Document, the rights and obligations under or in connection with this Agreement and/ or any other Finance Document (including, without limitation, any obligations expressed to be assumed under this Clause 23 and Clause 30.4 (Additional Guarantors)) expressed to be assumed by a Slovenian Obligor, including without limitation ENDAVA, digitalne rešitve, d.o.o. (“Slovenian Obligor Obligations”) shall not create or be construed to create any obligation of a Slovenian Obligor to act in violation of mandatory Slovenian distribution restriction and capital maintenance rules (ohranjanje osnovnega kapitala), set out in Articles 227 and 495 of the Slovenian Companies Act (Zakon o gospodarskih družbah) or any other legal provision with analogous effect (the “Slovenian Capital Maintenance Rules”). All Slovenian Obligor Obligations shall be limited to an amount equal to the largest amount that would not violate or contradict the Slovenian Capital Maintenance Rules.

(D)

If and to the extent any Slovenian Obligor Obligation should otherwise violate or contradict Slovenian Limitation Rules (as defined below) and should be invalid or unenforceable in whole or in part, such Slovenian Obligor Obligation shall be deemed to be replaced or limited to the following amounts (even if this results in any or all Slovenian Obligor Obligations being reduced to zero):

(1)

if a Slovenian Obligor Obligation would result in a breach of Slovenian Capital Maintenance Rules, an amount equal to the largest amount that would not violate or contradict the rules set out in this item (1);

(2)

if a Slovenian Obligor Obligation would result in a breach of corporate benefit, financial assistance, fraudulent preference or liquidity or solvency rules or regulations (or analogous restrictions), an amount equal to the largest amount that would not violate or contradict the rules set out in this item (2);

(3)

if a Slovenian Obligor Obligation would result in a risk to the officers of a Slovenian Obligor of (x) contravention of their fiduciary duties and/or (y) civil or criminal liability, an amount equal to the largest amount that would, under the rules set out in this item (3), not result in such risk to the officers of a Slovenian Obligor in respect of (x) and (y);

(4)

if (x) a Slovenian Obligor Obligation would result in the right or obligation of a Slovenian Obligor and/or its management to demand reimbursement for any Slovenian Obligor Obligation pursuant to Article 545 of the Slovenian Companies Act, and (y) if the fulfilment of the obligation by its controlling company (obvladujoča družba) to reimburse a Slovenian Obligor becomes uncertain or the assumption or performance of the Slovenian Obligor Obligation referred to under previous item (y) by a Slovenian Obligor and/or its management would be unlawful (protipravno) in the context of Article 545 of the Slovenian Companies Act and associated rules and legal concepts, an amount equal to the largest amount that would not be unlawful (protipravna) under the rules set out under this item (4) (including the reduction for any Tax that would be payable under such transaction by a Slovenian Obligor (Tax gross-down)); and/or

(5)

if due to a change in the laws or regulations of general application entering into force after the date of this Accession Deed, a Slovenian Obligor Obligation would directly violate any mandatory provision of such future law or regulation, an amount equal to the largest amount that would not violate or contradict the rules set out in this item (5),

(Slovenian Capital Maintenance Rules and any rules set out under preceding sub-paragraphs (1) through (5) of this paragraph (D), collectively “Slovenian Limitation Rules”), provided, in each case (1), (2), (3), (4) and/or (5) of this paragraph (D), that the relevant Slovenian Guarantor shall use reasonable efforts to overcome the respective limitations.

(E)

If and to the extent the assumption or enforcement of any Slovenian Obligor Obligation results in a material risk to any officer of a Slovenian Obligor of civil liability or criminal responsibility because of a violation of Slovenian Limitation Rules and the management of a Slovenian Obligor can demonstrate that the assumption or enforcement of the respective Slovenian Obligor Obligation would result in such risk, such liability shall be reduced to the maximum amount then permissible to be paid without triggering such risk; paragraph (D) shall apply mutatis mutandis.

23.12	Keepwell

Each Obligor that is a Qualified ECP Guarantor at the time of the guarantee or the grant of the security interest under the Finance Documents, in each case, by any Specified Obligor, becomes effective with respect to any Swap Obligation, hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support to each Specified Obligor with respect to such Swap Obligation as may be needed from time to time by such Specified Obligor to honor all of its obligations under this guarantee and the other Finance Documents in respect of such Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under this Clause 23.12 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Clause 23.12, or otherwise under this guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Clause 23 shall remain in full force and effect until the obligations under the Finance Documents have been indefeasibly paid and performed in full. Each Qualified ECP Guarantor intends that this Clause 23.12 constitute, and this Clause 23.12 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

24.	Representations

24.1	General

Each Obligor or the Company (as applicable) makes the representations and warranties set out in this Clause 24 to each Finance Party.

24.2	Status

(A)	It is a limited liability corporation or company, duly incorporated or formed and validly existing under the law of its Original Jurisdiction.

(B)	Each of its Subsidiaries is a limited liability corporation or company, duly incorporated or formed and validly existing under the law of its jurisdiction of incorporation.

(C)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

(D)	With respect to any US Obligor, such US Obligor is in good standing under the laws of its jurisdiction of incorporation, organisation or formation.

24.3	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations.

24.4	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(A)	any law or regulation applicable to it;

(B)	its constitutional documents; or

(C)

any agreement or instrument binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets or constitute a default or termination event (however described) under any such agreement or instrument, in each case to the extent that it has or is reasonably likely to have a Material Adverse Effect.

24.5	Power and authority

(A)

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(B)	No limit on its powers will be exceeded as a result of the borrowing or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

24.6	Validity and admissibility in evidence

(A)	Subject to the Legal Reservations, all Authorisations required:

(1)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(2)	to make the Finance Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

(B)

All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

24.7	Governing law and enforcement

(A)	Subject to the Legal Reservations, the choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.

(B)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

24.8	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to a Lender which is:

(A)	a Qualifying Lender:

(1)	falling within paragraph (A)(1) of the definition of “Qualifying Lender”; or

(2)	except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (A)(2) of the definition of “Qualifying Lender”; or

(3)	falling within paragraph (B) of the definition of “Qualifying Lender”; or

(B)

a Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488).

24.9	No filing or stamp taxes

Under the laws of its Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

24.10	No default

(A)	No Event of Default is continuing or is reasonably likely to result from the making of any Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(B)

No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has or is reasonably likely to have a Material Adverse Effect.

24.11	No misleading information

(A)

The information contained in the Information Package was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given.

(B)

Any financial projection or forecast the information contained in the Information Package has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration.

(C)

The expressions of opinion or intention provided by or on behalf of provided for the purposes of the Information Package were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds.

(D)

No event or circumstance has occurred or arisen and no information has been omitted from the Information Package that results in the information, opinions, intentions, forecasts or projections contained in such information being untrue or misleading in any material respect.

24.12	Financial Statements

The Company represents and warrants that:

(A)	the Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied;

(B)

the Original Financial Statements give a true and fair view (in respect of audited financial statements) or fairly present (in other cases) its financial condition and its results of operations during the relevant financial year;

(C)	there has been no material adverse change in its assets, business or financial condition since the date of the Original Financial Statements;

(D)	its most recent financial statements delivered pursuant to Clause 25.1 (Financial statements):

(1)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(2)

give a true and fair view (in respect of audited financial statements) or fairly present (in other cases) its consolidated financial condition as at the end of, and its consolidated results of operations for, the period to which they relate; and

(E)

since the date of the most recent financial statements delivered pursuant to Clause 25.1 (Financial statements) there has been no material adverse change in the assets, business or financial condition of the Group.

24.13	Pari Passu Ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

24.14	No proceedings

No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

24.15	No breach of laws

(A)	It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(B)	No labour disputes are current, or as far as it is aware, threatened against it or any of its Subsidiaries which have or are reasonably likely to have a Material Adverse Effect.

24.16	Taxation

(A)

It is not (and none of its Subsidiaries is) overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax where such failure to pay or file is reasonably likely to have a Material Adverse Effect.

(B)

No claims or investigations are being, or are reasonably likely to be, made or conducted against an Obligor with respect to Taxes such that a liability of, or claim against, an Obligor is reasonably likely to arise, which is reasonably likely to have a Material Adverse Effect.

(C)	It is resident for Tax purposes only in the jurisdiction of its incorporation.

24.17	Intellectual Property

It and each of its Subsidiaries:

(A)

is the sole legal and beneficial owner of or has licensed to it all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business;

(B)

does not (nor does any of its Subsidiaries), in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to have a Material Adverse Effect; and

(C)	has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it,

except in respect of Intellectual Property acquired after the date of this Agreement where such acquired Intellectual Property are not yet legally assigned to or rights are not yet otherwise vested in favour of the relevant member of the Group.

24.18	Anti-corruption law

It and each of its Subsidiaries currently conducts and, so far as its directors are aware, has conducted its business in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

24.19	Guarantor Coverage

(A)	Subject to paragraph (B) below, the Company represents that, as at the date of this Agreement:

(1)

the aggregate (without double counting) of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) represents no less than 75% of the Consolidated EBITDA of the Group; and

(2)

the aggregate turnover of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) represents not less than 75% of the turnover of the Group, in each case calculated by reference to the Original Financial Statements.

(B)	For the purposes of:

(1)

the calculation in paragraph (A)(1) above, the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of any Guarantor which is negative shall be treated as zero for the purposes of the numerator in the calculation in paragraph (A)(1) above; and

(2)	the calculation in paragraph (A)(2) above, the turnover of any Guarantor which is negative shall be treated as zero for the purposes of the numerator in the calculation in paragraph (A)(2) above.

24.20	Sanctions

(A)

Neither it, nor any of its Subsidiaries nor any of its or their respective directors or officers (as such term is defined in the most recent filing submitted by the Company to the U.S. Securities and Exchange Commission) nor (as far as its directors are aware) any of its or their employees or agents:

(1)	is a Sanctioned Person; or

(2)	is subject to or involved in any inquiry, claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(B)	Any provision of this Clause shall not apply to any person if and to the extent that it is or would be unenforceable by or in respect of that person by reason of breach of any applicable Blocking Law.

24.21	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

24.22	Insolvency

No:

(A)	corporate action, legal proceeding or other procedure or step described in paragraph (A) of Clause 28.7 (Insolvency proceedings); or

(B)	creditors’ process described in Clause 28.8 (Creditors’ process),

has been taken or, the knowledge of the Company, threatened in relation to any member of the Group; and none of the circumstances described in Clause 28.6 (Insolvency) applies to a member of the Group.

24.23	Security and Financial Indebtedness

(A)	No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.

(B)	No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement.

24.24	Group Structure Chart

The Group Structure Chart delivered to the Agent pursuant to Part 1 of Schedule 2 (Conditions Precedent) is true, complete and accurate in all material respects and shows each member of the Group, including current name and its jurisdiction of incorporation.

24.25	Accounting Reference Date

The Accounting Reference Date of each member of the Group is 30 June.

24.26	Centre of main interests and establishments

For the purposes of Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast), as amended from time to time (the “Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its Original Jurisdiction and it has no “establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

24.27	No adverse consequences

(A)	It is not necessary under the laws of its Relevant Jurisdictions:

(1)	in order to enable any Finance Party to enforce its rights under any Finance Document; or

(2)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions.

(B)

No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

24.28	US Solvency

(A)	Each US Obligor is Solvent. As used in this Clause, “Solvent” means, with respect to a particular date and US Obligor, that on such date:

(1)

the present fair market value (or present fair saleable value) of the assets of such US Obligor exceeds the amount of the liabilities of such US Obligor (including contingent liabilities), at a fair valuation;

(2)

the present fair saleable value of the assets of such US Obligor is greater than the amount that will be required to pay the probable liability of such US Obligor on its debts and liabilities as such debts and liabilities become absolute and matured;

(3)

assuming the incurrence of the Facility as contemplated by this Agreement, such US Obligor is not incurring debts or liabilities beyond its ability to pay such debts and liabilities as they become absolute and matured; and

(4)	such US Obligor is not engaged in any business or transaction, and is not about to engage in any business or transaction, for which its property would constitute unreasonably small capital.

(B)

In computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

24.29	ERISA

(A)	No Obligor’s assets constitute “plan assets” within the Plan Asset Rules.

(B)	No Obligor nor any ERISA Affiliate during the past 5 years has sponsored, maintained, contributed to or been required to contribute to or have any liability with respect to any Plan.

24.30	US Governmental Regulation

No Obligor nor any of their respective Subsidiaries is an “investment company” or a company “controlled” by an “investment company” as defined in, or subject to regulation under, the US Investment Company Act of 1940, as amended.

24.31	US Securities Activities and Margin Regulations

(A)

No Obligor nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying any Margin Stock.

(B)

No part of the proceeds of any of the Loans or any other Utilisation will be used for any purpose which violates the provisions of Regulations T, U or X issued by the Board of Governors of the Federal Reserve System.

24.32	Anti-Money Laundering

Each Obligor and the Company is in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended. No part of the proceeds of the Facility will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

24.33	DAC6

No transaction contemplated by the Finance Documents, nor any transaction to be carried out in connection with any transaction contemplated by the Finance Documents, meets any hallmark set out in Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU (“DAC6”).

24.34	Times when representations made

(A)	All the representations and warranties in this Clause 24 are made by each Original Obligor on the date of this Agreement.

(B)	The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing:

(1)	on the date of each Utilisation Request;

(2)	on the first day of each Interest Period; and

(3)	in the case of an Additional Obligor, on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(C)

The Repeating Representations contained in paragraphs (A) to (C) of Clause 24.12 (Financial Statements) will cease to be deemed to be made once subsequent financial statements have been delivered under this Agreement.

(D)

Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

25.	Information Undertakings

The undertakings in this Clause 25 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

In this Clause 25:

“Annual Financial Statements” means the financial statements for a Financial Year delivered pursuant to paragraph (A) of Clause 25.1 (Financial statements).

“Half Year Financial Statements” means the financial statements delivered pursuant to paragraph (B)of Clause 25.1 (Financial statements).

“Quarterly Financial Statements” means the financial statements delivered pursuant to paragraph (C) of Clause 25.1 (Financial statements).

25.1	Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(A)	as soon as they are available, but in any event within 120 days after the end of each of its Financial Years its audited consolidated financial statements for that Financial Year;

(B)	as soon as they are available, but in any event within 120 days after the end of the Financial Half Year ending on 31 December its consolidated financial statements for that Financial Half Year; and

(C)

as soon as they are available, but in any event within 90 days after the end of each Financial Quarter ending on or about 31 March or 30 September of each of its Financial Years its consolidated financial statements for that Financial Quarter.

25.2	Provision and contents of Compliance Certificate

(A)	The Company shall supply a Compliance Certificate to the Agent with each set of its Annual Financial Statements and each set of its Half Year Financial Statements.

(B)

Each Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with Clause 26 (Financial Covenants), a list of the Material Companies (by reference to the financial statements to which such Compliance Certificate relates), confirmation of the applicable Margin and confirmation of compliance with the provisions of Clause 27.16 (Guarantors).

(C)	Each Compliance Certificate shall be signed by a director of the Company.

25.3	Sustainability Compliance Certificate

(A)

Following the Sustainability Effective Date and for as long as the Facility is classified as a sustainability linked Facility, the Company shall supply to the Agent in sufficient copies for all the Lenders, as soon as it is available, but in any event within 120 days after the end of each of its Financial Years, a Sustainability Performance Report in respect each such Financial Year.

(B)	The Company shall supply a Sustainability Compliance Certificate to the Agent with each Sustainability Performance Report referred to in paragraph (A) above.

(C)	Each Sustainability Compliance Certificate shall be signed by a director of the Company.

25.4	Requirements as to financial statements

(A)

The Company shall procure that each set of Annual Financial Statements, Half Year Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement.

(B)	Each set of financial statements delivered pursuant to Clause 25.1 (Financial statements):

(1)	shall be certified by a director of the relevant company as fairly presenting its financial condition as at the date as at which those financial statements were drawn up;

(2)

shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, the Company notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and its auditors deliver to the Agent:

(a)	a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which the Original Financial Statements were prepared; and

(b)

sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 26 (Financial Covenants) has been complied with, to determine the Margin and to make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.

Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

25.5	Year-end

The Company shall not change its Accounting Reference Date.

25.6	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(A)

at the same time as they are dispatched, copies of all documents dispatched by the Company to its shareholders generally (or any class of them) or dispatched by the Company or any Obligors to its creditors generally (or any class of them);

(B)

promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect;

(C)

promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group, and which might have a Material Adverse Effect; and

(D)

promptly on request, such further information regarding the financial condition, assets, business and operations of the Group and/or any member of the Group as any Finance Party through the Agent may reasonably request.

25.7	Notification of default

(A)

Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(B)

Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by two of its directors on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

25.8	“Know your customer” checks

(A)	If:

(1)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(2)

any change in the status of an Obligor (or of a Holding Company of an Obligor) or the composition of the shareholders of an Obligor (or of a Holding Company of an Obligor) after the date of this Agreement; or

(3)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (3) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (3) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (3) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(B)

Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(C)

The Company shall, by not less than ten Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 30 (Changes to the Obligors).

(D)

Following the giving of any notice pursuant to paragraph (C) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

25.9	Sanctions notification

The Company shall, promptly upon becoming aware, notify the Agent of any formal proceeding or formal investigation commenced against any member of the Group as a result of a breach, or alleged breach, by that member of the Group of any Sanctions.

25.10	Sustainability Linked Information

Following the Sustainability Effective Date, the Company shall promptly provide details to the Agent of:

(A)

any material update to the Initial SLL Report or Sustainability Information (together with consequential proposed adjustments to the related Key Performance Indicators and/or Sustainability Performance Targets, if applicable);

(B)	as soon as it becomes aware, any Material Sustainability Event;

(C)	as soon as it becomes aware, any termination of or any material amendments to the terms of appointment of the Approved Sustainability Reviewer;

(D)

all information which the Agent or any Lender may reasonably require in order to determine the Company’s compliance with the Sustainability Performance Targets in accordance with the calculation methodology and as agreed between the Parties.

25.11	ERISA

The Borrower shall promptly notify the Agent if:

(A)	any assets of any Obligor constitute “plan assets” within the Plan Asset Rules; or

(B)	any Obligor or any ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to or has any liability with respect to any Plan.

26.	Financial Covenants

26.1	Financial definitions

In this Agreement:

“Adjusted EBITDA” means in relation to a Relevant Period, Consolidated EBITDA for that Relevant Period adjusted by:

(A)

including the operating profit before interest, tax, depreciation, and amortisation and impairment charges (calculated on the same basis as Consolidated EBITDA) of a member of the Group (or attributable to a business, undertaking or collection of assets) acquired during the Relevant Period for that part of the Relevant Period prior to its becoming a member of the Group or (as the case may be) prior to the acquisition of the business or assets; and

(B)

excluding the operating profit before interest, tax, depreciation, and amortisation and impairment charges (calculated on the same basis as Consolidated EBITDA) attributable to any member of the Group (or to any business, undertaking or collection of assets) disposed of during the Relevant Period for that part of the Relevant Period.

“Borrowings” means at any time, the aggregate outstanding principal, capital or nominal amount (and any fixed or minimum premium payable on prepayment or redemption) of any indebtedness of members of the Group for or in respect of:

(A)	moneys borrowed and debit balances at banks or other financial institutions;

(B)	any acceptances under any acceptance credit or bill discount facility (or dematerialised equivalent);

(C)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument (excluding, in each case, Trade Instruments);

(D)	any Finance Lease;

(E)

receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis (other than customary recourse for non-recourse receivables financings) and meet any requirements for de-recognition under the Accounting Principles);

(F)

any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution (excluding, in each case, Trade Instruments) in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(G)

any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before the Termination Date or are otherwise classified as borrowings under the Accounting Principles;

(H)

any amount of any liability under an advance or deferred purchase agreement if (1) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question; or (2) the agreement is in respect of the supply of assets or services and payment is overdue by more than 120 days after the due date of payment;

(I)

any amount raised under any other transaction (including any forward sale or purchase agreement, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(J)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (A) to (I) in this definition,

but excluding any derivative transaction entered into in connection with the protection against or benefit from fluctuation in any rate or price, except to the extent due and payable.

“Cash” means, at any time, cash in hand or at bank (denominated in GBP, USD, EUR and/or any other major currency free of exchange controls) credited to an account in the name of a member of the Group with an Acceptable Bank and to which a member of the Group is alone (or together with other members of the Group) beneficially entitled and for so long as:

(A)	that cash is repayable within 30 days after the relevant date of calculation;

(B)	repayment of that cash is not contingent on the prior discharge of any other indebtedness of any member of the Group or of any other person whatsoever or on the satisfaction of any other condition;

(C)	there is no Security over that cash other than that permitted in limb (B) of Permitted Security; and

(D)	the cash is freely and (except as mentioned in paragraph (A) above) immediately available to be applied in repayment or prepayment of the Facility.

“Cash Equivalent Investments” means, at any time:

(A)	certificates of deposit maturing within one year after the relevant date of calculation and issued by an Acceptable Bank;

(B)

any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State (other than Greece or Cyprus) or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year after the relevant date of calculation and not convertible or exchangeable to any other security;

(C)	commercial paper not convertible or exchangeable to any other security:

(1)	for which a recognised trading market exists;

(2)	issued by an issuer incorporated in the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State (other than Greece or Cyprus);

(3)	which matures within one year of the relevant date of calculation;

(4)

which has a credit rating of either A-1 or higher by Standard & Poor’s Rating Services or by Fitch Ratings Ltd or A3 or higher by Moody’s Investors Service Limited, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligation, an equivalent rating;

(D)	sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an Acceptable Bank (or their dematerialised equivalent);

(E)

any investment in money market funds which (1) have a credit rating of either BBB+ or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa1 or higher by Moody’s Investors Service Limited, (2) which invest substantially all their assets insecurities of the type described in paragraphs (A) to (D) above and (3) can be turned into cash on not more than 30 days’ notice;

(F)	any other debt security approved by the Agent (acting on the instructions of the Lenders),

in each case, denominated in GBP, USD, EUR and/or any other major currency free of exchange controls to which any member of the Group is alone (or together with any other members of the Group beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security (other than that permitted in limb (B) of Permitted Security)).

“Consolidated EBITDA” means in respect of any Relevant Period, EBIT for that Relevant Period after adding back any amount attributable to the amortisation or depreciation charged to the consolidated operating profits of the Group for such period (including, for the avoidance of doubt, those relating to Borrowings).

“EBIT” means in respect of any Relevant Period, the consolidated operating profit of the Group before taxation:

(A)	before deducting any Finance Charges;

(B)	not including any accrued interest receivable or received by any member of the Group;

(C)	before taking into account any extraordinary items and any Exceptional Items (or any provision or release of any provision therefor);

(D)	after deducting the amount of any profit (or adding back the amount of any loss) of any member of the Group which is attributable to minority interests;

(E)

plus or minus the Group’s share of the profits or losses (after finance costs and tax) of Non-Group Entities (after deducting the amount of any profit of any Non-Group Entity to the extent that the amount of the profit included in the financial statements of the Group exceeds the amount actually received in cash by the Group through distributions by the Non-Group Entity);

(F)	before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis);

(G)

before taking into account any gain arising from an upward revaluation of any other asset during such period but after adding back any amount relating to the impairment or negative revaluation of any asset during such period;

(H)	before taking into account any realised and unrealised exchange gains and losses;

(I)	before taking into account any Pension Items;

(J)	excluding the charge to profit represented by the expensing of stock options or employee incentive programmes;

(K)	excluding any amount of deferred consideration incurred by a member of the Group,

in each case, without double counting and to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Exceptional Items” means any material items of an unusual or non-recurring nature which represent gains or losses including those arising on:

(A)	the restructuring of the activities of an entity and reversals of any provisions of the cost of restructuring;

(B)	disposals, revaluations or impairment of non-current assets;

(C)	and disposals of assets associated with discontinued operations.

“Finance Charges” means for any Relevant Period, the aggregate amount of the accrued interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of Borrowings whether paid or payable by any member of the Group (calculated on a consolidated basis and excluding any such obligations to any other member of the Group) in respect of that Relevant Period:

(A)

excluding any upfront one-off or non-recurring fees or costs (including any arrangement fees, underwriting fees, amendment fees, repayment and prepayment premia, ticking fee and all fees, costs, expenses, stamp, registration and other similar Taxes incurred in connection a Permitted Acquisition and the refinancing of any indebtedness of the target group acquired) and any amortisation of such fees or costs;

(B)	taking no account of any unrealised gains or losses on any financial instruments other than any derivative instruments which are account for on a hedge accounting basis;

(C)	including the interest (but not the capital) element of payments in respect of Finance Leases;

(D)

(if not already taken into account) deducting the net amount receivable or adding the net amount payable by the member of the Group in relation to that Relevant Period under any hedging agreement of any kind; and

(E)	excluding any interest cost or expected return on plan assets in relation to any post employment benefit schemes;

(F)	if a Joint Venture is accounted for on a proportionate consolidation basis, after adding the Group’s share of the finance costs or interest receivable on the Joint Venture;

(G)	together with the amount of any cash dividends or distributions declared payable by any member of the Group to a person which is not a member of the Group in respect of that Relevant Period,

and so that no amount shall be added (or deducted) more than once.

“Finance Lease” means any lease, hire agreement, credit sale agreement, hire purchase agreement, conditional sale agreement or instalment sale and purchase agreement which would, in accordance with Accounting Principles, be treated as a balance sheet liability (other than a lease or hire purchase contract which would in accordance with Accounting Principles in force prior to 1 January 2019, have been treated as an operating lease).

“Financial Year” means the annual accounting period of the Group ending on 30 June in each year.

“Interest Cover” means the ratio of Adjusted EBITDA to Net Finance Charges in respect of any Relevant Period.

“Net Finance Charges” means for any Relevant Period, the Finance Charges for that Relevant Period after deducting any interest payable in that Relevant Period to any member of the Group on any Cash or Cash Equivalent Investment.

“Net Leverage Ratio” means the ratio of Total Net Debt to Adjusted EBITDA in respect of any Relevant Period.

“Non-Group Entity” means any investment or entity (which is not itself a member of the Group (including associates and Joint Ventures)) in which any member of the Group has an ownership interest.

“Pension Items” means any income or charge attributable to a post-employment benefit scheme other than the current service costs attributable to the scheme.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Period” means each period of twelve months ending on or about the last day of the Financial Year and each period of twelve months ending on or about the last day of each Financial Half Year.

“Test Date” means the last day of each Financial Half Year.

“Total Debt” means at any time, the aggregate principal, capital or nominal amount of all outstanding obligations of members of the Group for or in respect of Borrowings at that time but:

(A)	excluding any such obligations to any other member of the Group to the extent that such indebtedness is permitted by this Agreement;

(B)	including, in the case of Finance Leases only, their capitalised value, and so that no amount shall be included or excluded more than once.

“Total Net Debt” means at any time, Total Debt less the aggregate amount at that time of Cash and Cash Equivalent Investments held by members of the Group.

“Trade Instrument” means any performance bonds, advance payment bonds or documentary letters of credit issued in respect of liabilities of any member of the Group arising in the ordinary course of business of that member of the Group.

26.2	Financial Condition

The Company shall ensure that:

(A)	Interest Cover

Interest Cover as at any Test Date in respect of any Relevant Period shall not be less than 4.0x.

(B)	Net Leverage

Net Leverage Ratio as at any Test Date in respect of any Relevant Period shall not exceed 2.5x.

26.3	Financial Testing

The financial covenants set out in Clause 26.2 (Financial Condition) shall be calculated and the covenants will otherwise be tested, in accordance with the accounting principles employed in preparation of the Original Financial Statements or as otherwise agreed by the Company and the Agent.

27.	General undertakings

The undertakings in this Clause 27 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

27.1	Authorisations

Subject to the Legal Reservations, each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(A)	enable it to perform its obligations under the Finance Documents;

(B)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(C)	carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.

27.2	Compliance with laws

Each Obligor shall (and the Company shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

27.3	Environmental compliance

Each Obligor shall (and the Company shall ensure that each member of the Group will):

(A)	comply with all Environmental Law;

(B)	obtain, maintain and ensure compliance with all requisite Environmental Permits;

(C)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

27.4	Anti-corruption law

(A)

No Obligor shall (and the Company shall ensure that no member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 (as amended) or other similar legislation in other applicable jurisdictions.

(B)	Each Obligor shall (and the Company shall ensure that each member of the Group will):

(1)	conduct its businesses in compliance with applicable anti-corruption laws; and

(2)	maintain policies and procedures designed to promote and achieve compliance with such laws.

27.5	Merger

No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Transaction, a Permitted Reorganisation or any Permitted Disposal.

27.6	Change of business

The Company shall procure that no substantial change is made to the general nature of the business of the Group taken as a whole from that carried on by the Group at the date of this Agreement.

27.7	Acquisitions

(A)

Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) acquire a business or undertaking carried on as a going concern (whether by way of the acquisition by such member of the Group of all, or the majority, of the issued share capital of a limited liability company which owns such business or undertaking or by way of the acquisition of the assets and liabilities of such business or undertaking) (a “Target Business”).

(B)	Paragraph (A) above does not apply to the acquisition of a Target Business which is:

(1)	a Permitted Acquisition; or

(2)	a Permitted Transaction.

27.8	Joint ventures

(A)	Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will):

(1)	enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or

(2)

transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).

(B)

Paragraph (A) above does not apply to any acquisition of (or agreement to acquire) any interest in a Joint Venture or transfer of assets (or agreement to transfer assets) to a Joint Venture or loan made to or guarantee given in respect of the obligations of a Joint Venture if such transaction is a Permitted Joint Venture.

27.9	Preservation of assets

Each Obligor shall (and the Company shall ensure that each other member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary or desirable in the conduct of its business.

27.10	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

27.11	Negative pledge

In this Clause 27.11, “Quasi-Security” means an arrangement or transaction described in paragraph (B) below.

Except as permitted under paragraph (C) below:

(A)	No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(B)	No Obligor shall (and the Company shall ensure that no other member of the Group will):

(1)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(2)

sell, transfer or otherwise dispose of any of its receivables on recourse terms (other than customary recourse for non-recourse receivables financings or to the extent that the transaction results in the relevant receivables being derecognised from the consolidated balance sheet of the Company);

(3)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(4)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(C)	Paragraphs (A) and (B) above do not apply to any Security or (as the case may be) Quasi-Security, which is:

(1)	Permitted Security; or

(2)	a Permitted Transaction.

27.12	Disposals

(A)

Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(B)	Paragraph (A) above does not apply to any sale, lease, transfer or other disposal which is:

(1)	a Permitted Disposal; or

(2)	a Permitted Transaction.

27.13	Financial Indebtedness

(A)	Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) incur or allow to remain outstanding any Financial Indebtedness.

(B)	Paragraph (A) above does not apply to Financial Indebtedness which is:

(1)	Permitted Financial Indebtedness; or

(2)	a Permitted Transaction.

27.14	Insurance

(A)	Each Obligor shall (and the Company shall ensure that each other member of the Group will) maintain insurances on and in relation to its business and material assets which:

(1)

provide cover against risks which are normally insured against by other companies of comparable size, in the relevant jurisdiction owning, possessing or leasing similar assets and carrying on similar businesses; and

(2)	are at levels usual for a business of its size and nature as may be reasonably available in the insurance market.

(B)	All insurances must be with reputable independent insurance companies or underwriters.

(C)

No member of the Group shall be required to maintain any key-man life insurance or to ensure that any insurance arrangements include any loss payee endorsements or arrangements in favour of the Finance Parties.

27.15	Intellectual Property

(A)	Each Obligor shall (and the Company shall procure that each other member of the Group will):

(1)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(2)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(3)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(4)

not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(5)	not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (1), (2) and (3) above, or, in the case of paragraphs (4) and (5) above, such use, permission to use, omission or discontinuation, is reasonably likely to have a Material Adverse Effect.

(B)

Failure to comply with any part of paragraph (A) above shall not be a breach of this Clause 27.15 to the extent that any dealing with Intellectual Property which would otherwise be a breach of paragraph (A) above is contemplated by the definition of Permitted Transaction.

27.16	Guarantors

(A)	Subject to paragraphs (B), (C) and (D) below, the Company shall ensure that, at all times following the date of this Agreement:

(1)

the aggregate (without double counting) of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) represents no less than 75% of the Consolidated EBITDA of the Group; and

(2)

the aggregate turnover of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) represents not less than 75% of the turnover of the Group, in each case calculated by reference to the most recent financial statements of the Group delivered pursuant to paragraph (A) of Clause 25.1 (Financial statements) and paragraph (B) of Clause 25.1 (Financial statements).

(B)	For the purposes of:

(1)

the calculation in paragraph (A)(1) above, the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of any Guarantor which is negative shall be treated as zero for the purposes of the numerator in the calculation in paragraph (A)(1) above; and

(2)	the calculation in paragraph (A)(2) above, the turnover of any Guarantor which is negative shall be treated as zero for the purposes of the numerator in the calculation in paragraph (A)(2) above.

(C)

The Company need only perform its obligations under paragraph (A) above if it is not unlawful for the relevant person to become a Guarantor and that person becoming a Guarantor would not result in personal liability for that person’s directors or other management. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if, in its opinion, to do so would avoid the relevant unlawfulness or personal liability.

(D)

If the Company, in order to comply with the requirements of paragraph (A) above, notifies the Agent that it intends to accede a Subsidiary as an Additional Guarantor, there shall be no breach of paragraph (A) above, provided that:

(1)

in the case of any proposed Additional Guarantor which is incorporated in a jurisdiction of incorporation of an existing Guarantor, it accedes that Additional Guarantor within 45 days of the date on which the relevant financial statements referred to in paragraph (B) above have been delivered; and

(2)

in the case of any other proposed Additional Guarantor, it accedes that Additional Guarantor within 60 days of the date on which the relevant financial statements referred to in paragraph (B) above have been delivered.

27.17	Sanctions

(A)	No Obligor shall (and the Company shall ensure that no member of the Group will) directly or indirectly use the proceeds of the Facility:

(1)

to fund any activities or business of or with any Sanctioned Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of country-wide or territory-wide Sanctions; or

(2)	in any other manner that would reasonably be expected to result in a violation of Sanctions by any person.

(B)

No Obligor shall (and the Company shall ensure that no member of the Group will) engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach any Sanctions applicable to it.

(C)	Any provision of this Clause shall not apply to any person if and to the extent that it is or would be unenforceable by or in respect of that person by reason of breach of any applicable Blocking Law.

27.18	Loans or credit

(A)	Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) be a creditor in respect of any Financial Indebtedness.

(B)	Paragraph (A) above does not apply to:

(1)	a Permitted Loan; or

(2)	a Permitted Transaction.

27.19	No guarantees or indemnities

(A)

Except as permitted under paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) incur or allow to remain outstanding any guarantee in respect of any obligation of any person.

(B)	Paragraph (A) above does not apply to a guarantee which is:

(1)	a Permitted Guarantee; or

(2)	a Permitted Transaction.

27.20	Dividends and share redemption

(A)	Except as permitted under paragraph (B) below, the Company shall not (and will ensure that no other member of the Group will):

(1)

declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(2)	repay or distribute any dividend or share premium reserve; or

(3)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

(B)	Paragraph (A) above does not apply to:

(1)	a Permitted Distribution; or

(2)	a Permitted Transaction (other than one referred to in paragraph (C) of the definition of that term).

27.21	Arm’s length basis

(A)

Except as permitted by paragraph (B) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any transaction with any person except on arm’s length terms and for full market value.

(B)	The following transactions shall not be a breach of this Clause 27.21:

(1)	intra-Group loans permitted under Clause 27.18 (Loans or credit); and

(2)	any transactions conducted in the ordinary course of trading between members of the Group.

27.22	Taxation

(A)

Each Obligor shall (and the Company shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(1)	such payment is being contested in good faith;

(2)

adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under Clause 25.1 (Financial statements); and

(3)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(B)	No Obligor shall change its residence for Tax purposes.

27.23	Treasury Transactions

No Obligor shall (and the Company will procure that no other member of the Group will) enter into any Treasury Transaction, other than a Permitted Treasury Transaction.

27.24	ERISA

(A)	Each Obligor shall ensure that the affairs of such Obligor are conducted so that the assets of any Borrower and each Obligor do not constitute “plan assets” within the meaning of the Plan Asset Rules.

(B)	No Obligor nor any ERISA Affiliate will sponsor, maintain, contribute to, be required to contribute to or have any liability with respect to any Plan.

27.25	Sustainability

Following the Sustainability Effective Date, the Company shall maintain its sustainability strategy and reporting framework in accordance with the latest scientific and/or civil society organisation-supported standards which have been expressly adopted by the Group for the purposes of meeting any applicable Sustainability Performance Targets. Any amendments to the Group’s sustainability strategy or the reporting framework (as enclosed to the Sustainability Performance Target Notice) shall be provided to the Agent, within 30 Business Days of the earlier of:

(A)	the date on which the Company becomes aware that the Group’s sustainability strategy is to be amended; or

(B)	the date on which the Group’s sustainability strategy has been amended.

27.26	Declassification

(A)

The Agent (acting on the instructions of the Majority Lenders) may, upon the occurrence of a Declassification Event which is continuing, notify the Company that the Facility has been declassified as sustainability linked.

(B)

If the Agent declassifies the Facility as sustainability linked in accordance with paragraph (A) above, no Obligor shall (and the Company will use its reasonable endeavours to procure that no other member of the Group will) publish any materials or statements internally or externally (including on any website of any member of the Group, in the financial statements or annual report, in any press release or public announcement or otherwise) which relate to the Facility (or any Loans under it) being sustainability linked. For the avoidance of doubt, to the extent that an Obligor is not able to destroy or remove any materials previously published online or in databases in relation to the Facility being sustainability linked, this will not be a breach of this paragraph (B).

(C)

If an Obligor fails to cease describing the Facility as being sustainability linked in accordance with paragraph (B) above, each Finance Party shall be entitled to make a public statement that the Facility is no longer sustainability linked.

28.	Events of Default

Each of the events or circumstances set out in this Clause 28 is an Event of Default (save for Clause 28.17 (Acceleration)).

28.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(A)	its failure to pay is caused by:

(1)	administrative or technical error; or

(2)	a Disruption Event; and

(B)	payment is made within three Business Days of its due date.

28.2	Financial covenants and other obligations

(A)	Any requirement of Clause 26 (Financial Covenants) is not satisfied.

(B)	The Company does not comply with any provision of Clause 25.1 (Financial statements) or Clause 25.2 (Provision and contents of Compliance Certificate).

(C)	Any time following the occurrence of a Declassification Event which is continuing, an Obligor does not comply with the provisions of Clause 27.26 (Declassification).

28.3	Other obligations

(A)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 28.1 (Non-payment) and Clause 28.2 (Financial covenants and other obligations)).

(B)

No Event of Default under paragraph (A) above will occur if the failure to comply is capable of remedy and is remedied within fifteen Business Days of the earlier of (1) the Agent giving notice to the Company or relevant Obligor and (2) the Company or an Obligor becoming aware of the failure to comply.

(C)	No:

(1)	Default or Event of Default will occur as a result of a breach of any Sustainability Provision; and/or

(2)

Default or Event of Default will occur, which would otherwise occur in connection with a Finance Document, if the relevant Finance Document in question a Sustainability Compliance Certificate and/or the Sustainability Performance Target Notice.

28.4	Misrepresentation

(A)

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

(B)	No Event of Default under paragraph (A) above will occur if the misrepresentation:

(1)	is capable of remedy and is remedied within fifteen Business Days of the earlier of:

(a)	the Agent giving notice to the Company or relevant Obligor; and

(b)	the Company or an Obligor becoming aware of the failure to comply; or

(2)	is made in connection with any calculations pertaining to any Key Performance Indicator or any Sustainability Performance Target in the Initial SLL Report.

28.5	Cross default

(A)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(B)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(C)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(D)

Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(E)

No Event of Default will occur under this Clause 28.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (A) to (D) above is less than the higher of:

(1)	£15,000,000 (or its equivalent in any other currency or currencies); and

(2)	an amount equal to 2.5 per cent. of Consolidated Net Assets.

28.6	Insolvency

(A)	An Obligor or a Material Company:

(1)	is unable or admits inability to pay its debts as they fall due;

(2)	suspends or threatens to suspend making payments on any of its debts; or

(3)

by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(B)

A moratorium is declared in respect of any indebtedness of any Obligor or Material Company. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

28.7	Insolvency proceedings

(A)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(1)

the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or Material Company;

(2)	a composition, compromise, assignment or arrangement with any creditor of any Obligor or Material Company;

(3)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or Material Company or any of its assets; or

(4)	enforcement of any Security over any assets of any Obligor or Material Company,

or any analogous procedure or step is taken in any jurisdiction.

(B)

Any procedure or step taken in connection with insolvency proceedings referred to in paragraph (A) includes that person having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act (Invorderingswet 1990).

(C)	Paragraph (A) shall not apply to:

(1)	any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 30 days of commencement; or

(2)	any step or procedure contemplated by paragraph (C) of the definition of “Permitted Transaction”.

28.8	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of any Obligor or Material Company having an aggregate value of the higher of:

(A)	£15,000,000 (or its equivalent in any other currency or currencies); and

(B)	an amount equal to 2.5 per cent. of Consolidated Net Assets,

and is not discharged, bonded off (to the extent applicable to the relevant Obligor or Material Company in its Relevant Jurisdiction) or otherwise stayed or dismissed within 30 days.

28.9	Unlawfulness and invalidity

(A)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

(B)

Any obligation or obligations of any Obligor under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and such cessation (individually or cumulatively) is materially adversely prejudicial to the interests of the Lenders under the Finance Documents.

28.10	Change of ownership

An Obligor (other than the Company) ceases to be a wholly-owned Subsidiary of the Company.

28.11	Cessation of business

The Group (taken as a whole) suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

28.12	Repudiation and rescission of agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document.

28.13	Audit qualification

The Company’s Auditors qualify the annual consolidated financial statements of the Company.

28.14	Expropriation

The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or person and such seizure, expropriation, nationalisation, intervention, restriction or other action has a Material Adverse Effect.

28.15	Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

28.16	US bankruptcy proceedings

Without limiting any other Clauses of this Clause 28:

(A)

a court of the United States of America or any state thereof (a “US Federal or State Court”) having jurisdiction in the premises shall enter a decree or order for relief in respect of any Obligor or Material Company or for all or any material part of its property in an involuntary case under the United States Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the US or any state thereof now or hereafter in effect, which decree or order is not stayed or dismissed within seven days of it being entered; or any other similar relief shall be granted under any applicable US federal or state law;

(B)

an involuntary case shall be commenced against any Obligor or Material Company or for all or any material part of its property under the United States Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the US or any state thereof now or hereafter in effect; or a decree or order of a US Federal or State court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Obligor or Material Company, or over all or a material part of its property, shall have been entered; and in any such event described in this paragraph (B) shall continue for 60 days unless dismissed or discharged; or

(C)

any Obligor or Material Company shall have an order for relief entered with respect to it (or for all or any material part of its property) in a voluntary case or commence a voluntary case under the United States Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the United States of America or any state thereof now or hereafter in effect, or shall consent to the entry of an order for relieve in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law.

28.17	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders by notice to the Company:

(A)	cancel the Total Commitments and/or Ancillary Commitments at which time they shall immediately be cancelled;

(B)

declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(C)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(D)

declare all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities to be immediately due and payable, at which time they shall become immediately due and payable; and

(E)

declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders, provided that, if an Event of Default under Clause 28.16 (US bankruptcy proceedings) shall occur, then without notice to any Obligor or any other act by the Agent, the Lenders or any other person, the obligation of each Lender to make Loans and the Total Commitments shall automatically terminate, all of the Facility, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents shall become immediately due and payable without presentment, demand, protest or notice of any kind.

29.	Changes to the Lenders

29.1	Assignments and transfers by the Lenders

Subject to this Clause 29, a Lender (the “Existing Lender”) may:

(A)	assign any of its rights; or

(B)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

29.2	Company consent

(A)	The prior written consent of the Company is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is:

(1)	to another Lender or an Affiliate of any Lender; or

(2)	made at a time when an Event of Default is continuing.

(B)

The consent of the Company to an assignment or transfer must not be unreasonably withheld or delayed. The Company will be deemed to have given its consent five Business Days after any relevant Existing Lender has requested it unless consent is expressly refused by the Company within that time.

29.3	Other conditions of assignment or transfer

(A)	An assignment will only be effective on:

(1)

receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it had been an Original Lender; and

(2)

performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(B)	A transfer will only be effective if the procedure set out in Clause 29.6 (Procedure for transfer) is complied with.

(C)	If:

(1)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(2)

as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 18 (Tax Gross-up and Indemnities) or Clause 19 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (C) shall not apply in relation to Clause 18.2 (Tax gross-up), to a Treaty Lender that has included a confirmation of its scheme reference number and its jurisdiction of tax residence in accordance with Clause 18.2(G)(2) if the Obligor making the payment has not made a Borrower DTTP Filing in respect of that Treaty Lender.

(D)

Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

29.4	Assignment or transfer fee

(A)	Subject to paragraph (B) below, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of £3,500.

(B)	No fee is payable pursuant to paragraph (A) above if:

(1)	the Agent agrees that no fee is payable; or

(2)	the assignment or transfer is made by an Existing Lender:

(a)	to an Affiliate of that Existing Lender; or

(b)	to a fund which is a Related Fund of that Existing Lender.

29.5	Limitation of responsibility of Existing Lenders

(A)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(1)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(2)	the financial condition of any Obligor;

(3)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(4)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Documents or any other document,

and any representations or warranties implied by law are excluded.

(B)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(1)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document; and

(2)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(C)	Nothing in any Finance Document obliges an Existing Lender to:

(1)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 29; or

(2)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

29.6	Procedure for transfer

(A)

Subject to the conditions set out in Clause 29.2 (Company consent) and Clause 29.3 (Other conditions of assignment or transfer) a transfer is effected in accordance with paragraph (C) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (B) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(B)

The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(C)	Subject to Clause 29.10 (Pro rata interest settlement), on the Transfer Date:

(1)

to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(2)

each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(3)

the Agent, the Mandated Lead Arrangers, the New Lender, the other Lenders and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Mandated Lead Arrangers and any relevant Ancillary Lender and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(4)	the New Lender shall become a Party as a “Lender”.

29.7	Procedure for assignment

(A)

Subject to the conditions set out in Clause 29.2 (Company consent) and Clause 29.3 (Other conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (C) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (B) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(B)

The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(C)	Subject to Clause 29.10 (Pro rata interest settlement), on the Transfer Date:

(1)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(2)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement; and

(3)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(D)

Lenders may utilise procedures other than those set out in this Clause 29.7 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 29.6 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 29.2 (Company consent) and Clause 29.3 (Other conditions of assignment or transfer).

29.8	Copy of Transfer Certificate, Assignment Agreement, Increase Confirmation or Accordion Increase Proposal to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, an Assignment Agreement, an Increase Confirmation or an Accordion Increase Proposal, send to the Company a copy of that Transfer Certificate, Assignment Agreement, Increase Confirmation or Accordion Increase Proposal.

29.9	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 29, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(A)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(B)

any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(1)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(2)

require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

29.10	Pro rata interest settlement

(A)

If the Agent has notified the Lenders that it is able to distribute interest payments on a “pro rata basis” to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 29.6 (Procedure for transfer) or any assignment pursuant to Clause 29.7 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(1)

any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (“Accrued Amounts”) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period; and

(2)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts so that, for the avoidance of doubt:

(a)	when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Lender; and

(b)

the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 29.10, have been payable to it on that date, but after deduction of the Accrued Amounts.

(B)	In this Clause 29.10 references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

(C)

An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 29.9 but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

29.11	Registers

(A)

The Agent, acting solely for this purpose as a non-fiduciary agent of each US Borrower, shall maintain at one of its offices a copy of each assignment and transfer delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Total Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Agent and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this agreement. The Register shall be available for inspection by any Borrower and, solely in respect of their respective Total Commitments and Loans, the Lenders, at any reasonable time and from time to time upon reasonable prior notice.

(B)

Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of each US Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans, letters of credit or its other obligations under the agreement) to any person except to the extent that such disclosure is necessary in connection with a Tax audit or other proceeding to establish that such commitment, loan, letter of credit or other obligation is in registered form under United States Treasury regulations section 5f.103-1(c) (or successor thereto). The entries in the Participant Register shall be conclusive absent manifest error, and each US Borrower (to the extent it has been notified of such entry) and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

30.	Changes to the Obligors

30.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

30.2	Additional Borrowers

(A)

Subject to compliance with the provisions of paragraphs (C) and (D) of Clause 25.8 (“Know your customer” checks), the Company may request that any of its wholly owned Subsidiaries becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(1)

it is incorporated in the same jurisdiction as an existing Borrower and the Majority Lenders approve the addition of that Subsidiary or otherwise if all the Lenders approve the addition of that Subsidiary;

(2)	the Company and that Subsidiary deliver to the Agent a duly completed and executed Accession Deed;

(3)	the Subsidiary is (or becomes) a Guarantor prior to becoming a Borrower;

(4)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(5)

the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(B)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent).

(C)

Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (B) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

30.3	Resignation of a Borrower

(A)	The Company may request that a Borrower ceases to be a Borrower by delivering to the Agent a Resignation Letter. The Company itself is not permitted to resign as a Borrower.

(B)	The Agent shall accept a Resignation Letter and notify the Company and the other Finance Parties of its acceptance if:

(1)	the Company has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(2)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents.

(C)

Upon notification by the Agent to the Company of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower.

30.4	Additional Guarantors

(A)	Subject to compliance with the provisions of paragraphs (C) and (D) of Clause 25.8 (“Know your customer” checks), the Company may request that any of its Subsidiaries become an Additional Guarantor.

(B)	A member of the Group shall become an Additional Guarantor if:

(1)	the Company and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Deed; and

(2)

the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(C)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent).

(D)

Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (C) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(E)

Unless otherwise agreed by the Agent (acting on the instructions of the Lenders) and subject to the terms of this Agreement, the Company shall procure that any other member of the Group which is a Material Company shall, upon becoming a Material Company, become an Additional Guarantor. The Company need only perform its obligations under this paragraph (E) if it is not unlawful for that person to become a Guarantor and that person becoming a Guarantor would not result in personal liability for that person’s directors or other management. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if, in its opinion, to do so would avoid the relevant unlawfulness or personal liability.

(F)

In order to comply with the requirements of paragraph (E) above (and subject to the provisions of paragraph (E) above), the Company must ensure that any member of the Group that becomes a Material Company (to the extent not already a Guarantor):

(1)

which is incorporated in the jurisdiction of incorporation of an existing Guarantor, accedes as an Additional Guarantor within 45 days of the date on which that member of the Group is first determined as a Material Company in accordance with the terms of this Agreement; and

(2)

which is incorporated in any other jurisdiction, accedes as an Additional Guarantor within 60 days of the date on which that member of the Group is first determined as a Material Company in accordance with the terms of this Agreement.

30.5	Resignation of a Guarantor

(A)	The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(B)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(1)	the Company has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(2)	no payment is due from the Guarantor under Clause 23.1 (Guarantee and Indemnity);

(3)	where the Guarantor is also a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased to be a Borrower under Clause 30.3 (Resignation of a Borrower); and

(4)	all the Lenders have consented to the Company’s request.

(C)	Upon the Agent’s acceptance of the Resignation Letter that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents as a Guarantor.

30.6	Repetition of Representations

Delivery of an Accession Deed constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (C) of Clause 24.34 (Times when representations made) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

31.	Role of the Agent, the Mandated Lead Arrangers and others

31.1	Appointment of the Agent

(A)	Each of the Mandated Lead Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(B)

Each of the Mandated Lead Arrangers and the Lenders authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

31.2	Instructions

(A)	The Agent shall:

(1)

unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(a)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(b)	in all other cases, the Majority Lenders; and

(2)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (1) above.

(B)

The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(C)

Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(D)

The Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(E)	In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(F)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

31.3	Duties of the Agent

(A)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(B)	Subject to paragraph (C) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(C)

Without prejudice to Clause 29.8 (Copy of Transfer Certificate, Assignment Agreement, Increase Confirmation or Accordion Increase Proposal to Company), paragraph (B) above shall not apply to any Transfer Certificate, any Assignment Agreement or any Increase Confirmation.

(D)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(E)

If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(F)

If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Mandated Lead Arrangers) under this Agreement, it shall promptly notify the other Finance Parties.

(G)	The Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

31.4	Role of the Mandated Lead Arrangers

Except as specifically provided in the Finance Documents, the Mandated Lead Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

31.5	No fiduciary duties

(A)	Nothing in any Finance Document constitutes the Agent, any Mandated Lead Arranger or the Sustainability Coordinator as a trustee or fiduciary of any other person.

(B)

None of the Agent, any Mandated Lead Arranger, any Ancillary Lender nor the Sustainability Coordinator shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

31.6	Business with the Group

The Agent, each Mandated Lead Arranger and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

31.7	Rights and discretions

(A)	The Agent may:

(1)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(2)	assume that:

(a)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(b)	unless it has received notice of revocation, that those instructions have not been revoked; and

(3)	rely on a certificate from any person:

(a)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(b)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (a) above, may assume the truth and accuracy of that certificate.

(B)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(1)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 28.1 (Non-payment));

(2)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(3)	any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(C)	The Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(D)

Without prejudice to the generality of paragraph (C) above or paragraph (E) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be necessary.

(E)

The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

The Agent may act in relation to the Finance Documents through its officers, employees and agents. Further, the Agent may at any time appoint (and subsequently remove) any person to act on its behalf if it considers that appointment to be in the interests of the Finance Parties for the purposes of conforming to any legal requirement or for obtaining or enforcing any judgement in any jurisdiction, and the Agent shall not:

(1)	be liable for any error of judgment made by any such person; or

(2)	be bound to supervise, or be in any way responsible for, any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Agent’s gross negligence or wilful misconduct.

(F)	Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(G)	Without prejudice to the generality of paragraph (F) above, the Agent:

(1)	may disclose; and

(2)	on the written request of the Company or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the Company and to the other Finance Parties.

(H)

Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor any Mandated Lead Arranger is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(I)

Notwithstanding any provision of any Finance Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

31.8	Responsibility for documentation

None of the Agent, any Mandated Lead Arranger or any Ancillary Lender is responsible or liable for:

(A)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Mandated Lead Arrangers, an Ancillary Lender, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(B)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

(C)

any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

31.9	No duty to monitor

The Agent shall not be bound to enquire:

(A)	whether or not any Default has occurred;

(B)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(C)	whether any other event specified in any Finance Document has occurred.

31.10	Exclusion of liability

(A)

Without limiting paragraph (B) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent or any Ancillary Lender), neither the Agent nor any Ancillary Lender will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(1)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct;

(2)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document; or

(3)	without prejudice to the generality of paragraphs (1) and (2) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(a)	any act, event or circumstance not reasonably within its control; or

(b)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(B)

No Party (other than the Agent or an Ancillary Lender (as applicable)) may take any proceedings against any officer, employee or agent of the Agent or any Ancillary Lender, in respect of any claim it might have against the Agent or an Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Finance Document and any officer, employee or agent of the Agent or any Ancillary Lender may rely on this Clause subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(C)

The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(D)	Nothing in this Agreement shall oblige the Agent or any Mandated Lead Arranger to carry out:

(1)	any “know your customer” or other checks in relation to any person; or

(2)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender or for any Affiliate of any Lender,

on behalf of any Lender and each Lender confirms to the Agent and the Mandated Lead Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or any Mandated Lead Arranger.

(E)

Without prejudice to any provision of any Finance Document excluding or limiting the Agent’s liability, any liability of the Agent arising under or in connection with any Finance Document shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

31.11	Lenders’ indemnity to the Agent

(A)

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to payment systems etc.), notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(B)	Subject to paragraph (C) below, the Company shall immediately on demand reimburse any Lender for any payment that Lender makes to the Agent pursuant to paragraph (A) above.

(C)	Paragraph (B) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Agent to an Obligor.

31.12	Resignation of the Agent

(A)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Lenders and the Company.

(B)	Alternatively the Agent may resign by giving 30 days’ notice to the Lenders and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(C)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (B) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom).

(D)

If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (C) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree with the proposed successor Agent amendments to this Clause 31 and any other term of this Agreement dealing with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates and those amendments will bind the Parties.

(E)

The retiring Agent shall make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents. The Company shall, within five Business Days of demand, reimburse the retiring Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(F)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(G)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (E) above) but shall remain entitled to the benefit of Clause 20.3 (Indemnity to the Agent) and this Clause 31 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(H)

The Agent shall resign in accordance with paragraph (B) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (C) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(1)

the Agent fails to respond to a request under Clause 18.8 (FATCA information) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(2)

the information supplied by the Agent pursuant to Clause 18.8 (FATCA information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(3)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and that Lender, by notice to the Agent, requires it to resign.

31.13	Replacement of the Agent

(A)

After consultation with the Company, the Majority Lenders may, by giving 30 days’ notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom).

(B)

The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(C)

The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (B) above) but shall remain entitled to the benefit of Clause 20.3 (Indemnity to the Agent) and this Clause 31 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(D)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

31.14	Confidentiality

(A)

In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(B)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

31.15	Relationship with the Lenders

(A)

Subject to Clause 29.10 (Pro rata interest settlement), the Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(1)	entitled to or liable for any payment due under any Finance Document on that day; and

(2)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(B)

Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address and (where communication by electronic mail or other electronic means is permitted under Clause 36.6 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 36.2 (Addresses) and paragraph (A)(2) of Clause 36.6 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

31.16	Credit appraisal by the Lenders and Ancillary Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender and each Ancillary Lender confirms to the Agent, each Mandated Lead Arranger and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(A)	the financial condition, status and nature of each member of the Group, including analysis in relation to any sustainability aspects for the purposes of this Agreement;

(B)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(C)

whether that Lender or Ancillary Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(D)

the adequacy, accuracy or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

31.17	Agent’s management time

Any amount payable to the Agent under Clause 20.3 (Indemnity to the Agent), Clause 22 (Costs and Expenses) and Clause 31.11 (Lenders’ indemnity to the Agent) shall, following the occurrence of a Default which is continuing, include the cost of utilising the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 17 (Fees).

31.18	Reliance and engagement letters

Each Finance Party confirms that each of the Mandated Lead Arrangers and the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Mandated Lead Arrangers or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

31.19	Amounts paid in error

(A)

If the Agent pays an amount to another Party and the Agent notifies that Party that such payment was an Erroneous Payment then the Party to whom that amount was paid by the Agent shall within 5 Business Days refund the same to the Agent.

(B)	Neither:

(1)	the obligations of any Party to the Agent; nor

(2)

the remedies of the Agent, (whether arising under this Clause 31.19 or otherwise) which relate to an Erroneous Payment will be affected by any act, omission, matter or thing which, but for this paragraph (2), would reduce, release or prejudice any such obligation or remedy (whether or not known by the Agent or any other Party).

(C)

All payments to be made by a Party to the Agent (whether made pursuant to this Clause 31.19 or otherwise) which relate to an Erroneous Payment shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.20	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

31.21	Regulatory position

The Agent is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority. Nothing in this document shall require the Agent to carry on an activity of the kind specified by any provision of Part II (other than article 5 (accepting deposits)) of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 or to lend money to any Borrower in its capacity as Agent.

31.22	Money held as banker

The Agent shall be entitled to deal with money paid to it by any person for the purposes of this agreement in the same manner as other money paid to a banker by its customers except that it shall not be liable to account to any person for any interest or other amounts in respect of the money.

31.23	Abatement of fees

The fees, commissions and expenses payable to the Agent for services rendered and the performance of its obligations under this agreement shall not be abated by any remuneration or other amounts or profits receivable by the Agent (or by any of its associates) in connection with any transaction effected by the Agent with or for the Lenders or the Company.

31.24	Role of the Sustainability Coordinator

(A)

Each other Finance Party authorises the Sustainability Coordinator to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Sustainability Coordinator under or in connection with the Finance Documents (including without limitation, as set out in this Clause 31.24).

(B)

The Sustainability Coordinator will not be liable for any action taken by it under or in connection with any Finance Document in such capacity, unless directly caused by its gross negligence or wilful misconduct.

(C)

No Party (other than the Sustainability Coordinator) may take any proceedings against any director, officer, employee, agent or representative of the Sustainability Coordinator in respect of any claim it might have against the Sustainability Coordinator or in respect of any act or omission of any kind by that director, officer, employee, agent or representative in relation to any Finance Document and any director, officer, employee, agent, or representative of the Sustainability Coordinator may rely on this Clause 31.24.

(D)

The Sustainability Coordinator shall not act for or represent the Finance Parties, and each Finance Party is solely responsible at all times for making its own independent appraisal of, and analysis in relation to, any sustainable aspects for the purpose of this Agreement.

(E)

It is hereby understood and agreed that the Sustainability Coordinator shall not have any responsibility for (nor any liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Company of any Key Performance Indicator, Sustainability Performance Target or the relating Sustainability Margin Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Compliance Certificate.

32.	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(A)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(B)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(C)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

33.	Sharing among the Finance Parties

33.1	Payments to Finance Parties

(A)

Subject to paragraph (B) below, if a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 34 (Payment mechanics) (a “Recovered Amount”) and applies that amount to a payment due under the Finance Documents then:

(1)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(2)

the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 34 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(3)

the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 34.6 (Partial payments).

(B)	Paragraph (A) above shall not apply to any amount received or recovered by an Ancillary Lender in respect of any cash cover provided for the benefit of that Ancillary Lender.

33.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 34.6 (Partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

33.3	Recovering Finance Party’s rights

On a distribution by the Agent under Clause 33.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

33.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(A)

each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(B)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

33.5	Exceptions

(A)

This Clause 33 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(B)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(1)	it notified the other Finance Party of the legal or arbitration proceedings; and

(2)

the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

33.6	Ancillary Lenders

(A)

This Clause 33 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to the Agent exercising any of its rights under Clause 28.17 (Acceleration).

(B)

Following the exercise by the Agent of any of its rights under Clause 28.17 (Acceleration), this Clause 33 shall apply to all receipts or recoveries by Ancillary Lenders except to the extent that the receipt or recovery represents a reduction of the Gross Outstandings of a Multi-account Overdraft to or towards an amount equal to its Net Outstandings.

34.	Payment mechanics

34.1	Payments to the Agent

(A)

On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding a payment under the terms of an Ancillary Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(B)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Agent) and with such bank as the Agent, in each case, specifies.

34.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 34.3 (Distributions to an Obligor) and Clause 34.4 (Clawback and pre-funding) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).

34.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 35 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

34.4	Clawback and pre-funding

(A)

Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(B)

Unless paragraph (C) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(C)

If the Agent has notified the Lenders that it is willing to make available amounts for the account of a Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to a Borrower:

(1)	the Agent shall notify the Company of that Lender’s identity and the Borrower to whom that sum was made available shall on demand refund it to the Agent; and

(2)

the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower to whom that sum was made available, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

34.5	Impaired Agent

(A)

If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 34.1 (Payments to the Agent) may instead either:

(1)	pay that amount direct to the required recipient(s); or

(2)

if in its absolute discretion it considers that it is not reasonably practicable to pay that amount direct to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (A) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment (the “Paying Party”) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the “Recipient Party” or “Recipient Parties”).

In each case such payments must be made on the due date for payment under the Finance Documents.

(B)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.

(C)

A Party which has made a payment in accordance with this Clause 34.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(D)

Promptly upon the appointment of a successor Agent in accordance with Clause 31.13 (Replacement of the Agent), each Paying Party shall (other than to the extent that that Party has given an instruction pursuant to paragraph (E) below) give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with Clause 34.2 (Distributions by the Agent).

(E)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:

(1)	that it has not given an instruction pursuant to paragraph (D) above; and

(2)	that it has been provided with the necessary information by that Recipient Party,

give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.

34.6	Partial payments

(A)

If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(1)	first, in or towards payment pro rata of any unpaid amount owing to the Agent under the Finance Documents;

(2)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents; and

(3)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement;

(4)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(B)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (A)(2) and (A)(3) above.

(C)	Paragraphs (A) and (B) above will override any appropriation made by an Obligor.

34.7	Set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

34.8	Business Days

(A)

Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(B)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

34.9	Currency of account

(A)	Subject to paragraphs (B) to (E) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(B)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated, pursuant to this Agreement, on its due date.

(C)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated, pursuant to this Agreement, when that interest accrued.

(D)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(E)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

34.10	Change of currency

(A)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(1)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(2)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(B)

If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

34.11	Disruption to payment systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(A)

the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(B)

the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (A) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(C)

the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (A) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(D)

any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 40 (Amendments and waivers);

(E)

the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 34.11; and

(F)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (D) above.

35.	Set-Off

35.1

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

35.2

Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

36.	Notices

36.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by letter.

36.2	Addresses

The address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(A)	in the case of the Company, that identified with its name below;

(B)	in the case of each Lender, each Ancillary Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(C)	in the case of the Agent and the Sustainability Coordinator, that identified with its name below,

or any substitute address, department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice.

36.3	Delivery

(A)

Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 36.2 (Addresses), if addressed to that department or officer.

(B)

Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(C)	All notices from or to an Obligor shall be sent through the Agent.

(D)	Any communication or document made or delivered to the Company in accordance with this Clause 36.3 will be deemed to have been made or delivered to each of the Obligors.

(E)

Any communication or document which becomes effective, in accordance with paragraphs (A) to (D) above, after 17:00 hours in the place of receipt shall be deemed only to become effective on the following day.

36.4	Notification of address

Promptly upon changing its address, the Agent shall notify the other Parties.

36.5	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

36.6	Electronic communication

(A)

Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(1)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(2)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(B)

Any such electronic communication as specified in paragraph (A) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(C)

Any such electronic communication as specified in paragraph (A) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

(D)

Any electronic communication which becomes effective, in accordance with paragraph (C) above, after 17:00 hours in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(E)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 36.6.

36.7	Use of websites

(A)

The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Agent (the “Designated Website”) if:

(1)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(2)	both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(3)	the information is in a format previously agreed between the Company and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Company shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.

(B)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(C)	The Company shall promptly upon becoming aware of its occurrence notify the Agent if:

(1)	the Designated Website cannot be accessed due to technical failure;

(2)	the password specifications for the Designated Website change;

(3)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(4)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(5)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (1) or paragraph (5) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(D)

Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall at its own cost comply with any such request within ten Business Days.

36.8	English language

(A)	Any notice given under or in connection with any Finance Document must be in English.

(B)	All other documents provided under or in connection with any Finance Document must be:

(1)	in English; or

(2)

if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

37.	Calculations and certificates

37.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

37.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

37.3	Day count convention and interest calculation

(A)	Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(1)	on the basis of the actual number of days elapsed and a year of 365 days (or, in any case where the practice in the Relevant Market differs, in accordance with that market practice); and

(2)

subject to paragraph (B) below (to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose), without rounding.

(B)	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.

38.	Partial invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

39.	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

40.	Amendments and waivers

40.1	Required consents

(A)

Subject to Clause 40.2 (All Lender matters) and Clause 40.3 (Other exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(B)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 40.

(C)	Paragraph (C) of Clause 29.10 (Pro rata interest settlement) shall apply to this Clause 40.1.

40.2	All Lender matters

Subject to Clause 40.4 (Changes to reference rates) an amendment, waiver or a consent of, or in relation to, any term of any Finance Document that has the effect of changing or which relates to:

(A)

the definitions of “Change of Control”, “Declassification Event”, “Key Performance Indicator”, “Majority Lenders”, “Material Sustainability Event”, “Relevant Sustainability Period”, “Sanctioned Person”, “Sanctioning Authority”, “Sanctions”, “Sanctions List”, “Sustainability Adjustment”, “Sustainability Compliance Certificate”, “Sustainability Effective Date”, “Sustainability Longstop Date”, “Sustainability Performance Report”, “Sustainability Performance Target”, “Sustainability Performance Target Notice” and “Sustainability Provisions” in Clause 1.1 (Definitions);

(B)	an extension to the date of payment of any amount under the Finance Documents;

(C)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(D)	a change in currency of payment of any amount under the Finance Documents;

(E)	an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably;

(F)	a change to the Borrowers or Guarantors other than in accordance with Clause 30 (Changes to the Obligors);

(G)	any provision which expressly requires the consent of all the Lenders;

(H)

Clause 2.4 (Finance Parties’ rights and obligations), Clause 5.1 (Delivery of a Utilisation Request), Clause 10.1 (Illegality), Clause 11 (Change of Control), Clause 12.7 (Application of prepayments), Clause 13.4 (Sustainability linked Margin adjustments), Clause 14 (Sustainability Linked Facility), Clause 24.20 (Sanctions), Clause 25.3 (Sustainability Compliance Certificate), Clause 25.9 (Sanctions notification), Clause 25.10 (Sustainability Linked Information), Clause 27.17 (Sanctions), Clause 27.25 (Sustainability), Clause 27.26 (Declassification), Clause 29 (Changes to the Lenders), Clause 30 (Changes to the Obligors), this Clause 40, Clause 45 (Governing law) or Clause 46.1 (Jurisdiction of English courts);

(I)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of the guarantee and indemnity granted under Clause 23 (Guarantee and Indemnity); or

(J)	the release of any guarantee and indemnity granted under Clause 23 (Guarantee and Indemnity) unless permitted under this Agreement or any other Finance Document,

shall not be made, or given, without the prior consent of all the Lenders.

40.3	Other exceptions

An amendment or waiver which relates to the rights or obligations of the Agent, a Mandated Lead Arranger, the Sustainability Coordinator or any Ancillary Lender (each in their capacity as such) may not be effected without the consent of the Agent, that Mandated Lead Arranger, the Sustainability Coordinator or that Ancillary Lender, as the case may be.

40.4	Changes to reference rates

(A)

Subject to Clause 40.3 (Other exceptions) if a Published Rate Replacement Event has occurred in relation to any Published Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(1)	providing for the use of a Replacement Reference Rate in relation to that currency in place of that Published Rate; and

(2)

(a)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(b)

enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(c)	implementing market conventions applicable to that Replacement Reference Rate;

(d)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(e)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method of calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors’ Agent.

(B)

An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on a Compounded Rate Loan in any currency under this Agreement to any recommendation of a Relevant Nominating Body which:

(1)	relates to the use of the RFR for that currency on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(2)	is issued on or after the date of this Agreement,

may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors’ Agent.

(C)

An amendment or waiver in relation to any Reference Rate Terms that is documented pursuant to a Reference Rate Supplement may be agreed in writing by the Company, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders) (provided that a reduction to the Margin may not be effected by a Reference Rate Supplement).

(D)	In this Clause 40.4:

“Published Rate” means:

(1)	the Primary Term Rate for any Quoted Tenor; or

(2)	an RFR.

“Published Rate Replacement Event” means, in relation to a Published Rate:

(1)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Majority Lenders and the Obligors’ Agent, materially changed;

(2)

(a)

(i)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(ii)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(b)

the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(c)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued;

(d)	the administrator of that Published Rate or its supervisor announces that Published Rate may no longer be used; or

(e)

in the case of the Primary Term Rate for any Quoted Tenor, the supervisor of the administrator of that Primary Term Rate makes a public announcement or publishes information stating that Primary Term Rate for that Quoted Tenor is no longer, or as of a specified future date will no longer be, representative of the underlying market or the economic reality that it is intended to measure and that representativeness will not be restored (as determined by such supervisor);

(3)

the administrator of that Published Rate (or the administrator of an interest rate which is a constituent element of that Published Rate) determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(a)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Obligors’ Agent) temporary; or

(b)

that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than the period which is specified as the “Published Rate Contingency Period” in the Reference Rate Terms relating to that Published Rate; or

(4)	in the opinion of the Majority Lenders and the Obligors’ Agent, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Reference Rate” means a reference rate which is:

(1)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(a)	the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(b)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Reference Rate” will be the replacement under paragraph (b) above;

(2)

in the opinion of the Majority Lenders and the Obligors’ Agent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Published Rate; or

(3)	in the opinion of the Majority Lenders and the Obligors’ Agent, an appropriate successor to a Published Rate.

40.5	Excluded Commitments

If any Lender fails to respond to such a request or such a vote within ten Business Days of that request being made, (unless the Company and the Agent agree to a longer time period in relation to any request):

(A)

its Commitment(s) shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Commitments has been obtained to approve that request; and

(B)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

41.	Confidential Information

41.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 41.2 (Disclosure of Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

41.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(A)

to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (A) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(B)	to any person:

(1)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(2)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(3)

appointed by any Finance Party or by a person to whom paragraph (1) or (2) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (B) of Clause 31.15 (Relationship with the Lenders));

(4)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (1) or (2) above;

(5)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(6)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(7)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 29.9 (Security over Lenders’ rights);

(8)	who is a Party; or

(9)	with the consent of the Company,

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(a)

in relation to paragraphs (1), (2) and (3) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(b)

in relation to paragraph (4) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(c)

in relation to paragraphs (5), (6) and (7) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances; and

(C)

to any person appointed by that Finance Party or by a person to whom paragraph (B)(1) or (B)(2) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (C) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(D)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

41.3	Disclosure to numbering service providers

(A)

Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Obligors the following information:

(1)	names of Obligors;

(2)	country of domicile of Obligors;

(3)	place of incorporation of Obligors;

(4)	date of this Agreement;

(5)	Clause 45 (Governing law);

(6)	the names of the Agent and the Mandated Lead Arrangers;

(7)	date of each amendment and restatement of this Agreement;

(8)	amounts of, and names of, the Facility (and any tranches);

(9)	amount of Total Commitments;

(10)	currencies of the Facility;

(11)	type of Facility;

(12)	ranking of Facility;

(13)	Termination Date for the Facility;

(14)	changes to any of the information previously supplied pursuant to paragraphs (1) to (13) above; and

(15)	such other information agreed between such Finance Party and the Company,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(B)

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(C)	The Agent shall notify the Company and the other Finance Parties of:

(1)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or one or more Obligors; and

(2)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Obligors by such numbering service provider.

41.4	Entire agreement

This Clause 41 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

41.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

41.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(A)

of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (B)(5) of Clause 41.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(B)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 41.

41.7	Continuing obligations

The obligations in this Clause 41 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

(A)

the date on which all amounts payable by the Obligors under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(B)	the date on which such Finance Party otherwise ceases to be a Finance Party.

42.	Confidentiality of Funding Rates

42.1	Confidentiality and disclosure

(A)	The Agent and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (B) and (C) below.

(B)	The Agent may disclose:

(1)	any Funding Rate to the relevant Borrower pursuant to Clause 13.7 (Notification of rates of interest); and

(2)

any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender.

(C)	The Agent may disclose any Funding Rate, and each Obligor may disclose any Funding Rate, to:

(1)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this paragraph (1) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(2)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(3)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(4)	any person with the consent of the relevant Lender.

42.2	Related obligations

(A)

The Agent and each Obligor acknowledge that each Funding Rate is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate for any unlawful purpose.

(B)	The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender:

(1)

of the circumstances of any disclosure made pursuant to paragraph (C)(2) of Clause 42.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(2)	upon becoming aware that any information has been disclosed in breach of this Clause 42.

42.3	No Event of Default

No Event of Default will occur under Clause 28.3 (Other obligations) by reason only of an Obligor’s failure to comply with this Clause 42.

43.	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

44.	Contractual recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(A)	any Bail-In Action in relation to any such liability, including (without limitation):

(1)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(2)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(3)	a cancellation of any such liability; and

(B)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

45.	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

46.	Enforcement

46.1	Jurisdiction of English courts

(A)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(B)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

46.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(A)

irrevocably appoints the Company as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and the Company by its execution of this Agreement, accepts that appointment); and

(B)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

47.	Patriot Act

Each Lender that is subject to the Patriot Act (as hereinafter defined) and the Agent (for itself and not on behalf of any Lender) hereby notifies the Obligors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Obligors, which information includes the name and address of each Obligor and other information that will allow such Lender or the Agent, as applicable, to identify such Obligor in accordance with the Patriot Act. Each Obligor shall, promptly following a request by Agent or any Lender, provide all documentation and other information that the Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

48.	Dutch attorney

Each Party acknowledges and accepts that, if a Party is represented by an attorney in connection with the signing and/or execution of this Agreement or any other agreement, deed or document referred to in this agreement or made pursuant to this Agreement, and the power of attorney is governed by Dutch law, that the existence and extent of the attorney’s authority and the effects of the attorney’s exercise or purported exercise of its authority shall be governed by Dutch law.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1 : THE ORIGINAL PARTIES

PART 1 : THE ORIGINAL OBLIGORS

Name of Original Borrower	Registration number (or equivalent, if any) Original Jurisdiction

Endava PLC	05722669, England and Wales

Endava (UK) Limited	03919935, England and Wales

Endava Inc.	5650269, State of Delaware, United States of America

Name of Original Guarantor	Registration number (or equivalent, if any) Original Jurisdiction

Endava PLC	05722669, England and Wales

Endava (UK) Limited	03919935, England and Wales

Endava Inc.	5650269, State of Delaware, United States of America

Endava Holding B.V.	32048894, municipality Hilversum, the Netherlands

Endava B.V.	32079969, municipality Hilversum, the Netherlands

Levvel, LLC	1339448, State of North Carolina, United States of America

ENDAVA, digitalne rešitve, d.o.o.	8646392000, Slovenia

PART 2 : THE ORIGINAL LENDERS

Name of Original Lender	Commitment (£)	UK Non-Bank Lender [Y/N]	Treaty Passport scheme reference number and jurisdiction of tax residence (if applicable)

Banco Bilbao Vizcaya Argentaria, S.A., London Branch	45,000,000	N	N/A

DNB (UK) Limited	70,000,000	N	N/A

Fifth Third Bank, National Association	45,000,000	N	13/F/24267/DTTP United States of America

HSBC UK Bank plc	70,000,000	N	N/A

KeyBank National Association	50,000,000	N	13/K/216374/DTTP United States of America

National Westminster Bank PLC	70,000,000	N	N/A

SIGNATORIES

The Company

ENDAVA PLC

By:	/s/ Mark Thurston
Address:	125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

[signature pages to Facility Agreement]

The Original Borrowers

ENDAVA PLC

By:	/s/ Mark Thurston
Address:	125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

ENDAVA (UK) LIMITED

By:	/s/ Mark Thurston
Address:	125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

ENDAVA INC.

By:	/s/ Mark Thurston
Address:	Mark Thurston, Officer 125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

[signature pages to Facility Agreement]

The Original Guarantors

ENDAVA PLC

By:	/s/ Mark Thurston
Address:	125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

ENDAVA (UK) LIMITED

By:	/s/ Mark Thurston
Address:	125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

ENDAVA INC.

By:	/s/ Mark Thurston
Address:	Mark Thurston, Officer 125 Old Broad St, London EC2N 1AR
Email:	***
Attention:	Treasurer

[signature pages to Facility Agreement]

ENDAVA HOLDING B.V.

By:	/s/ Mark Thurston
Address:	Authorised Signatory Stadsplateau 7, 3521 AZ Utrecht, The Netherlands
Email:	***
Attention:	Treasurer

ENDAVA B.V.

By:	/s/ Mark Thurston
Address:	Authorised Signatory Stadsplateau 7, 3521 AZ Utrecht, The Netherlands
Email:	***
Attention:	Treasurer

LEVVEL, LLC

By:	/s/ Mark Thurston
Address:	101 N. Tryon Street, 15th Floor, Charlotte, NC 28202, United States of America
Email:	***
Attention:	Treasurer

[signature pages to Facility Agreement]

ENDAVA, DIGITALNE REŠITVE, D.O.O.

By:	/s/ Ana Pavlovic
Address:	Letališka cesta 29b, Ljubljana, Slovenia
Email:	***
Attention:	Treasurer

[signature pages to Facility Agreement]

The Mandated Lead Arrangers and Bookrunners

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., LONDON BRANCH

By:	/s/ Brian Clark

By:	/s/ Pedro Garrido Goya

[signature pages to Facility Agreement]

DNB (UK) LIMITED

By:	/s/ Craig Ramsay

By:	/s/ Shane Gillogley

[signature pages to Facility Agreement]

FIFTH THIRD BANK, NATIONAL ASSOCIATION

By:	/s/ Nick Meece

[signature pages to Facility Agreement]

HSBC UK BANK PLC

By:	/s/ Leah Richmond

[signature pages to Facility Agreement]

KEYBANK NATIONAL ASSOCIATION

By:	/s/ Jason A Nichols

[signature pages to Facility Agreement]

NATIONAL WESTMINSTER BANK PLC

By:	/s/ Alex Maltby

[signature pages to Facility Agreement]

The Original Lenders

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., LONDON BRANCH

By:	/s/ Brian Clark

By:	/s/ Pedro Garrido Goya

[signature pages to Facility Agreement]

DNB (UK) LIMITED

By:	/s/ Craig Ramsay

By:	/s/ Shane Gillogley

[signature pages to Facility Agreement]

FIFTH THIRD BANK, NATIONAL ASSOCIATION

By:	/s/ Nick Meece

[signature pages to Facility Agreement]

HSBC UK BANK PLC

By:	/s/ Leah Richmond

[signature pages to Facility Agreement]

KEYBANK NATIONAL ASSOCIATION

By:	/s/ Jason A Nichols

[signature pages to Facility Agreement]

NATIONAL WESTMINSTER BANK PLC

By:	/s/ Alex Maltby

[signature pages to Facility Agreement]

The Sustainability Coordinator

DNB (UK) LIMITED

By:	/s/ Craig Ramsay

By:	/s/ Shane Gillogley
Address:	8th Floor, The Walbrook Building, 25 Walbrook, London, EC4N 8AF
Email:	***
Attention:	CMOA Department

[signature pages to Facility Agreement]

The Agent

NATIONAL WESTMINSTER BANK PLC

By:	/s/ Alex Maltby
Address:	250 Bishopsgate, London, EC2M 4AA
Email:	***
Attention:	Laura Childs

[signature pages to Facility Agreement]